As filed with the Securities and Exchange Commission on November 15, 2004
Registration No. 333-118204

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3 to

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

OccuLogix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	59 343 4771
(State or other Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5280 Solar Drive, Suite 100

Mississauga, Ontario L4W 5M8
Tel: (905) 238-3910
Fax: (905) 602-7956
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Elias Vamvakas

5280 Solar Drive, Suite 100
Mississauga, Ontario L4W 5M8
Tel: (905) 602-2020
Fax: (905) 602-7956
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew J. Beck, Esq. Torys LLP 237 Park Avenue New York, NY 10017 Tel: (212) 880-6000 Fax: (212) 682-0200	David A. Chaikof Torys LLP 79 Wellington Street West Box 270, TD Centre Toronto, Ontario M5K 1N2, Canada Tel: (416) 865-0040 Fax: (416) 865-7380	Marjorie Sybul Adams, Esq. Piper Rudnick LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 835-6000 Fax: (212) 884-8517

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

	Proposed maximum
Title of each class of	aggregate offering	Amount of
securities to be registered	price(1)(2)	registration fee(3)

Common Stock, par value $0.001 per share	$100,000,000	$12,670

(1)	Includes offering price of shares of common stock that may be purchased by the underwriters to cover over-allotments.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)	Previously paid.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 15, 2004

PROSPECTUS

8,400,000 Shares

OccuLogix, Inc.

Common Stock

$                  per share

          We are selling 5,600,000 shares of our common stock and the selling stockholders named in this prospectus are selling 2,800,000 shares. TLC Vision Corporation, our major stockholder, currently holds 65.8% of our outstanding shares and plans to sell approximately 2,002,645 shares in this offering. We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders have granted the underwriters an option to purchase up to 1,260,000 additional shares of common stock to cover over-allotments.

      This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $8.00 and $10.00 per share. We have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol “RHEO”.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to OccuLogix (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

      The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Citigroup

SG Cowen & Co.	ThinkEquity Partners LLC

                                       , 2004

OccuLogix™

Overview of the Human Eye

Vitreous gel
Optic nerve
Iris
Cornea
Macula
Fovea
Pupil
Lens
Retina
Iris

Our product, the RHEO System, selectively removes macromolecules from a patient's blood to treat Dry Age-Related Macular Degeneration, which is a disease that affects the macula.

The RHEO System

Whole Blood
Rheopheresis: 2 to 4 Hour Continuous Filtration
Plasmaflo Filter
Native Plasma
Blood Pump
Cells
Filtered Plasma
Enriched Whole Blood
Rheofilter

      You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

      In the United States, until                     , 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering may be required to deliver a prospectus. This requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY

      You should read the following summary together with the entire prospectus, including the more detailed information in our audited consolidated financial statements and related notes included elsewhere in this prospectus. You should consider carefully, among other matters, the matters we discuss in “Risk Factors.” All dollar amounts referred to in this prospectus are in U.S. dollars unless otherwise indicated. As of November 11, 2004, the exchange rate for Canadian to U.S. dollars was Cdn$1.19 = US$1.00 and the exchange rate for euros to U.S. dollars was €0.78 = US$1.00.

Our Company

      We are an ophthalmic therapeutic company founded to commercialize innovative treatments for eye diseases, including age-related macular degeneration, or AMD. AMD is the leading cause of late onset visual impairment and legal blindness in people over the age of 50 in the United States and other Western industrialized societies. We believe that Dry AMD, the most common form of the disease, afflicts approximately 13.0 to 13.5 million people in the United States, representing approximately 85% to 90% of all AMD cases. Although the exact cause of AMD is not known, researchers have identified several factors that are associated with AMD, including poor microcirculation and the gradual build-up of cellular waste material in the retina. We believe that a treatment that improves microcirculation in the retina can help to enhance the metabolic efficiency of the retina and the removal of waste material and thereby aid in the treatment of Dry AMD. We believe there is a significant market opportunity for such a treatment.

      Our product, the RHEO System, is designed to improve microcirculation in the eye by filtering high molecular weight proteins and other macromolecules from the patient’s plasma. The RHEO System is used to perform Rheopheresis, which we refer to under our trade name RHEO Therapy. Rheopheresis is a blood filtration process that selectively removes molecules from plasma. The RHEO System consists of the OctoNova pump and a disposable treatment set, containing two filters, through which the patient’s blood circulates. We believe that the RHEO System is the only Dry AMD treatment to target what we believe to be the underlying cause of AMD rather than its symptoms and that, based on preliminary data, appears to demonstrate improved vision in some patients.

      We are currently conducting a pivotal clinical trial, called MIRA-1, which, if successful, is expected to support our application with the U.S. Food and Drug Administration, or FDA, to obtain approval to market the RHEO System in the United States. In late 2001, with the permission of the FDA, we submitted an interim analysis of 36 complete data sets from the first 43 patients enrolled. The remaining seven patients did not complete all of the required follow-up and thus their results do not qualify as a complete data set. Of the 36 data sets analyzed, 11 were from placebo patients. Fifty-eight percent of, or 11 of 19, treated patients in the MIRA-1 interim analysis entering the clinical trial with worse than legal driving vision, which is defined as best corrected visual acuity, or BCVA, of worse than 20/40, improved to meet or exceed the visual acuity requirements to regain a driver’s license. However, we do not know the degree of such improvement, since MIRA-1 is a double-masked, placebo-controlled study. We plan to complete enrollment in MIRA-1 and submit to the FDA the non-clinical portion of our Pre-market Approval Application, or PMA, before the end of 2004. The non-clinical portion of the PMA consists of technical data relating to the RHEO System components. In addition, we currently plan to submit the clinical portions of the PMA following the completion of six-month and 12-month post-treatment data sets. Since our MIRA-1 protocol does not require us to follow patients beyond 12 months, we will not know whether RHEO Therapy is effective on a long-term basis. Since MIRA-1 is a double masked, placebo-controlled study, we do not and will not have updated patient results until we have completed the clinical portion of the MIRA-1 study.

      As we cannot begin commercialization in the United States until we receive FDA approval, we do not expect to generate revenues in the United States until late 2006, at the earliest. However, in anticipation of commercialization in the United States, we are establishing a plan to educate members of the eye care community about RHEO Therapy. We are currently identifying multi-facility health care service providers including hospitals, dialysis clinics and ambulatory surgery centers, as well as private practices, which we believe may be interested in providing RHEO Therapy in their facilities. We believe that one of these potential providers may be TLC Vision Corporation, an eye care services company, which we believe has relationships with a large number of optometrists and ophthalmologists in the United States.

      We have exclusive rights to commercialize the RHEO System for ophthalmic uses in North America and the Caribbean. Although Rheopheresis for selective removal of molecules from plasma received CE Mark approval for commercial use in Europe in 1998, we do not have rights to commercialize the RHEO System in Europe. Upon receiving Health Canada approval for the components of the RHEO System in Canada in 2003 for use in the treatment of patients suffering from dysproteinemia, an abnormality in protein content of the blood, due, for example, to abnormal plasma viscosity and/or macular disease, we began limited commercialization of the RHEO System through sales of OctoNova pumps and disposable treatment sets to three clinics in Canada. We believe that as of November 2004, approximately 142 patients in Canada have been treated with the RHEO System. In September 2004, we signed an agreement with Rheo Therapeutics Inc., a private Canadian company, which has agreed to purchase approximately 8,000 treatment sets, and an estimated 20 OctoNova pumps by the end of 2005, with an option to purchase up to an additional 2,000 treatment sets, subject to availability. We believe that Rheo Therapeutics plans to open a number of commercial treatment centers in various Canadian cities where RHEO Therapy will be performed. Dr. Jeffrey Machat, who is an investor in and one of the directors of Rheo Therapeutics, was a co-founder and former director of TLC Vision.

Relationship with TLC Vision

      TLC Vision, after this offering, will beneficially own approximately 52.2% of our outstanding common stock, or 48.9% on a fully diluted basis. Elias Vamvakas, the Chairman and former CEO of TLC Vision, became our Chairman in 2003 and is now also our CEO. In addition, two of our other directors, Thomas N. Davidson and Richard L. Lindstrom, are also directors of TLC Vision. These three directors constitute the majority of our board. Mr. Vamvakas beneficially owns 3,527,047 common shares of TLC Vision, representing approximately 5.1% of TLC Vision’s outstanding shares. As of April 29, 2004, Mr. Davidson beneficially owned 54,827 common shares of TLC Vision, and Dr. Lindstrom beneficially owned 38,500 common shares of TLC Vision. Stephen Kilmer, our Vice President, Corporate Affairs, currently holds options to purchase 2,888 shares of TLC Vision that expire on November 30, 2004 with an exercise price of Cdn$13.69, options to purchase 1,750 shares that are exercisable or will become exercisable on December 1, 2004 at an exercise price of Cdn$4.09 for 875 shares and Cdn$4.04 for the remaining 875 shares, options to purchase 3,750 shares which will become exercisable on December 15, 2004 with an exercise price of Cdn $7.95 and options to purchase 2,500 shares which will become exercisable on January 2, 2005 with an exercise price of Cdn$1.82. Mr. Kilmer is currently providing investor relations services to TLC Vision.

      Prior to this offering, we carried on our business directly and indirectly through OccuLogix, L.P., a Delaware limited partnership, beneficially owned 50% by us and 50% by TLC Vision. Prior to this offering, we will acquire TLC Vision’s 50% interest in OccuLogix, L.P. in exchange for which we will issue 19,070,233 shares of our common stock to TLC Vision.

      A subsidiary of TLC Vision, RHEO Clinic Inc., is one of our three current customers in Canada.

      Dr. Jeffrey Machat, a co-founder of TLC Vision, served as a director of TLC Vision from 1993 to 1999. From 1993 to 2001, Dr. Machat served as a Co-National Medical Director of TLC Vision. Dr. Machat is an independent contractor to TLC Vision York Mills Centre and pays the Centre a per-procedure facility fee for using the Centre to perform LASIK on his patients. Based on public filings, we believe that Dr. Machat is a shareholder of TLC Vision but does not own more than 5% of the shares of TLC Vision. We have been advised that Dr. Machat is a co-founder, shareholder, one of its three directors and serves as Rheo Therapeutics’ National Medical Director. We have recently signed an agreement to provide the RHEO System in Canada to Rheo Therapeutics.

Overview of AMD

      AMD is a chronic, progressive disease of the macula, or the central part of the retina, that results in the loss of central vision, and cannot be corrected by refractive means, such as glasses, contact lenses or laser eye surgery. Dry AMD is characterized by a gradual decrease of visual acuity, pigment abnormalities on the macula and the build-up of protein and lipid deposits, called drusen. This build-up of drusen affects the microcirculation in the eye. Research suggests that the retinal cells, overwhelmed by the lack of oxygen and nutrients and the build-up of debris, enter into a dysfunctional state. Without treatment, the retinal cells ultimately die and do not regenerate, leading to irreversible vision loss either through the progression of Dry AMD or conversion into Wet AMD, the other form of the disease.

      There is currently no cure for Wet AMD. Retinal specialists may treat the symptoms of Wet AMD using one of a very few FDA-approved therapies currently available, including thermal laser treatment and photodynamic therapy. In addition, there are currently more than 30 therapies being evaluated in U.S. clinical studies for the treatment of Wet AMD. These treatments may slow the progression of the disease, but do not prevent the reoccurrence of abnormal blood vessel growth and do not restore lost vision. The only currently accepted treatment option for persons with advanced cases of Dry AMD is to take over-the-counter vitamins, antioxidants and zinc supplements which can reduce, but do not eliminate, the risk of conversion to Wet AMD. According to the Age Related Eye Disease Report, or AREDS Report, No. 11, vitamins, antioxidants and zinc supplements only reduce the five-year risk of conversion into Wet AMD by up to 25% for Category 3 and Category 4, intermediate-to-late stage, Dry AMD cases. Regardless of the supplement treatments, Dry AMD may ultimately lead to irreversible vision loss, whether or not it converts into Wet AMD.

      We believe that approximately 15 million people in the United States suffer from AMD. According to a ten-year study published in Ophthalmology in October 2002, the prevalence of AMD among a select sample of U.S. residents increased sharply with age, from 28.2% among people 65 to 74 years of age to 46.2% among people 75 years and older. A study by Duke University published in 2003 reported that the prevalence of AMD among a selected sample of U.S. residents aged 65 and older was 27% in 1999. According to the U.S. Census Bureau, the number of people in the United States aged 50 or older is approximately 80 million and is expected to increase by approximately 40% over the next two decades. We expect that this increase in the number of elderly people will result in a significant increase in the number of cases of AMD in the United States.

Our Solution

      The RHEO System, which consists of a pump and a disposable treatment set, containing two filters, is designed to filter high molecular weight proteins and other macromolecules from the patient’s plasma and improve microcirculatory function. The RHEO System pumps blood from a large vein in one arm and circulates the blood through a filtration system that separates the whole blood from the plasma. The patient’s plasma is filtered to remove high molecular weight proteins and other macromolecules. The filtered plasma is then remixed with the whole blood and returned to the patient intravenously through the other arm. We believe that blood filtered with the RHEO System is able to flow more easily through the tiny capillaries of the eye and that the resulting improved microcirculation more effectively supplies the macular cells with oxygen and nutrients, facilitating removal of cellular waste materials. We believe the RHEO System offers the following potential benefits:

•	Addresses a large AMD patient population with limited current treatment options. Current Wet AMD treatments are effective only on patients who are newly-diagnosed with Wet AMD, of which there are approximately 200,000 in the United States each year. RHEO Therapy, however, is a treatment for most patients in the Category 3 and Category 4 Dry AMD population, which, according to the AREDS Report, represents approximately 54% of the total U.S. Dry AMD patients, or currently approximately 8 million people. RHEO Therapy is not appropriate for everyone in the Category 3 and Category 4 Dry AMD population. For example, RHEO Therapy would not be appropriate for potential patients who may have existing ailments that would make it unsafe for them to receive any blood transfusion type procedure.

•	Preserves or improves vision of Dry AMD patients. Success in treating AMD is generally measured by the ability to slow or halt progression of the disease. We believe that RHEO Therapy is currently the only Dry AMD therapy that, based on preliminary data, appears to improve vision in some patients. Fifty-eight percent of, or 11 of 19, patients in the MIRA-1 interim analysis who entered the study with worse than legal driving vision improved to meet or exceed the requirements to regain a driver’s license. However, since our MIRA-1 protocol does not require us to follow patients beyond 12 months, we have no data which would allow us to evaluate whether RHEO Therapy is effective on a long-term basis.

•	Provides a patient-friendly procedure. RHEO Therapy is a form of therapeutic apheresis, a procedure that selectively removes molecules from the plasma. Apheresis has been used safely for more than twenty years in the United States and Europe to treat various diseases including leukemia, rheumatoid arthritis, sickle cell disease and several other medical conditions. Side effects of RHEO Therapy observed in MIRA-1 were all temporary and generally mild, and included drops in blood pressure, abnormal heart rate, nausea, chills and localized bleeding, swelling, pain and numbness in the area of the arms where the needles were inserted. Although RHEO Therapy is a patient-friendly procedure, it is time consuming, with an initial course of RHEO Therapy requiring eight procedures taking between two and four hours each, given over a 10- to 12-week period.

•	Presents limited barriers to adoption for eye care professionals and health care service providers. We believe that the RHEO System requires lower capital expenditures and less physical space than equipment used in many other procedures performed by eye care professionals, including laser vision correction and cataract surgery. The RHEO System requires no special installation and minimal maintenance expenditures. We believe that RHEO Therapy, which can be administered by a nurse, can be easily integrated into our customers’ workflow and offers an attractive source of additional revenues for facilities and providers. However, our success is dependent upon achieving widespread acceptance of RHEO Therapy among ophthalmologists and optometrists who may be reluctant to accept RHEO Therapy because RHEO Therapy can be performed by health care providers other than eyecare professionals.

•	Offers a cost-effective procedure. An initial course of RHEO Therapy, consisting of eight procedures given over a 10- to 12-week period, is initially expected to cost between $16,000 and $25,600. We believe that Medicare and third-party payors will determine that the benefits of RHEO Therapy will justify the cost of reimbursement. However, should Medicare and third-party payors decline to provide coverage of RHEO Therapy or set broad restrictions on patient coverage or on treatment settings in which RHEO Therapy is covered, our potential revenues may be significantly limited, particularly if potential patients deem our treatment to be too expensive. Nonetheless, we believe that to the extent that RHEO Therapy is not reimbursed by the government or private third-party payors, some patients with the economic means to do so will be willing to pay for RHEO Therapy themselves in order to avoid the consequences of uncorrectable impaired vision, including, but not limited to, the inability to drive.

Our Strategy

      Our goal is to establish RHEO Therapy as the leading treatment for Dry AMD in North America. Key elements of our strategy include:

•	Creating a plan to develop market awareness of RHEO Therapy by educating eye care professionals and patients. If RHEO Therapy is approved by the FDA, we intend to increase market awareness of RHEO Therapy by identifying and developing relationships with key opinion leaders in each of the eye care disciplines, including ophthalmologists and optometrists. We believe that these opinion leaders, some of whom are investigators in MIRA-1, will help establish acceptance for RHEO Therapy. If and when the FDA grants approval for the RHEO System, we intend to launch a public relations campaign targeted directly at patients and advocacy groups to alert them to our treatment. Members of our management team were leaders in creating market awareness of laser vision correction when it was introduced to the North American market in the 1990s, and, in doing so, were effective in creating relationships with a large number of optometrists and ophthalmologists in the United States.

•	Establishing third-party reimbursement for RHEO Therapy. We believe that an insurance billing code established by the American Medical Association in January 2003 accurately characterizes the RHEO Therapy procedure. This code identifies therapeutic apheresis with extracorporeal selective adsorption or selective filtration and plasma reinfusion. The procedure for which this billing code currently applies is low density lipid, or LDL, apheresis, which partially filters the “bad” cholesterol from the blood plasma. If and when the FDA grants approval for the RHEO System, we plan on seeking a Medicare National Coverage Determination for RHEO Therapy for specified patients with Dry AMD, with the goal of securing Medicare coverage under the existing procedure code for use in treatment of Dry AMD. Currently, Medicare covers and pays for other FDA-licensed services billed with this code only when performed in a hospital outpatient setting. A payment rate for FDA-licensed services billed with this code when performed in a physician office-based setting has been established by the Centers for Medicare and Medicaid Services, or CMS, effective on January 1, 2005. If RHEO Therapy is cleared for marketing by the FDA and covered by Medicare for treatment of Dry AMD, we believe that this Medicare physician office-based reimbursement policy will similarly apply for this procedure and will provide a significant positive impact on our revenues. We also plan to assist our customers in securing coverage and appropriate reimbursement for RHEO Therapy from Medicare and private insurers through a dedicated reimbursement group and the provision of detailed supporting documentation.

•	Securing relationships with key multi-facility health care service providers. To facilitate a rapid rollout of the RHEO System, if and when we receive FDA approval, we are identifying key groups of multi-facility health care service providers, including hospitals, dialysis clinics and ambulatory surgery centers, as well as private practices, which may be future treatment centers for the RHEO System. To date our marketing activities have been limited to identifying to whom we will choose to market if and when we receive FDA approval. We are not currently in negotiations with any U.S. healthcare service providers to supply or license the RHEO System, nor can we pursue any such relationships unless and until we receive FDA approval. In advance of commercialization in the United States, we intend to develop a plan to ensure that there is an adequate supply of trained nurses to support our service provider partners. We currently supply the RHEO System to three clinics in Canada, which commercially provide RHEO Therapy to Dry AMD patients at the direction of their physician. One of the customers we supply is RHEO Clinic Inc., a subsidiary of TLC Vision. We have recently signed an agreement to provide the RHEO System in Canada to a private company called Rheo Therapeutics Inc. Dr. Machat, who is an investor in and one of the directors of Rheo Therapeutics, was a co-founder and former director of TLC Vision. We intend to leverage the experience of clinics in Canada currently using the RHEO System to assist in training nurses and our service provider partners in advance of FDA approval. We believe that our experience in Canada and the experience of one of our principal stockholders in Germany will allow us to develop best practice guidelines for integrating RHEO Therapy into a clinic setting.

•	Ensuring sufficient manufacturing capacity and inventory to support our commercialization plan. We intend to work with our manufacturing and supplier partners to ensure that there is sufficient capacity and inventory to support our commercialization plans. In advance of FDA approval, we intend to accumulate an inventory of filters and pumps to support a rapid product launch. We have a distribution agreement with Asahi Medical Co., Ltd., a subsidiary of Asahi Kasei Corporation, which has appointed us as exclusive distributor of the filters used in the RHEO System for use in treating AMD in the United States, Canada, Mexico and certain other countries. We recently signed a purchase order with Asahi Medical for 9,600 Rheofilters, including 1,600 filters in the third quarter of 2004 and 4,000 filters for each of the following two quarters. We intend to continue to order 4,000 filters per quarter in 2005 and 2006 in order to accumulate inventory in excess of our current requirements until we receive FDA approval. We will be working closely with Asahi Medical to develop and conduct clinical tests on a next generation polysulfone Rheofilter with similar characteristics to the current cellulose acetate Rheofilter. We believe that the proposed polysulfone Rheofilter will be able to be manufactured at significantly higher volumes and lower costs than the current filter technology.

•	Maintaining our intellectual property portfolio and other barriers to entry. We believe that our intellectual property position may assist us in maintaining our competitive position. We also believe that the manufacturing process expertise relating to the production by Asahi Medical of the Rheofilter is protected by Asahi Medical as a trade secret. We believe that the exclusive nature of our supplier relationship with Asahi Medical provides us with a competitive advantage. We intend to continue to strengthen our relationship with our exclusive supplier and to strengthen our current patents and seek additional patent protection.

Corporate Information

      We were originally incorporated in Florida in 1996 as RheoLogix Corporation and we were reincorporated in Delaware in 2002 as Vascular Sciences Corporation. We changed our name to OccuLogix, Inc. on July 29, 2004.

      Our principal executive office is located at 5280 Solar Drive, Suite 100, Mississauga, Ontario L4W 5M8, and our telephone number is (905) 238-3910. Our Internet address is www.occulogix.com. The information contained on our website or on the website of any of the selling stockholders is not part of this prospectus and is not incorporated in this prospectus by reference.

      OccuLogix, Our Vision is Your Vision, RHEO Therapy and RheoLogix are trademarks of OccuLogix, Inc. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	5,600,000 shares

Common stock offered by the selling stockholders	2,800,000 shares

Common stock to be outstanding after this offering	41,759,567 shares

Use of proceeds	We intend to use the net proceeds of this offering to fund our ongoing pivotal clinical trial, MIRA-1, and related clinical trials, and to purchase and accumulate inventory and build infrastructure for commercialization of the RHEO System in the United States if and when we receive FDA approval. We will also use the funds to continue our expansion in Canada. We expect to use the remainder of the net proceeds for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

Proposed Nasdaq National Market symbol	RHEO

      The number of shares of our common stock referred to above to be outstanding after this offering, and, unless otherwise indicated, the other information contained in this prospectus reflects consummation of the following transactions, which we refer to collectively as the “Reorganization”:

•	the issuance of 4,622,605 shares of common stock to be issued upon the automatic conversion of all our outstanding shares of series A and series B convertible preferred stock immediately prior to this offering;

•	the issuance of 7,106,454 shares of common stock to TLC Vision and Diamed Medizintechnik GmbH upon conversion of $7 million aggregate principal amount of convertible debentures to be held by them immediately prior to this offering. The conversion price is $0.98502 per share; and

•	the issuance of 19,070,233 shares of common stock to TLC Vision in connection with the purchase by us of TLC Vision’s 50% interest in OccuLogix, L.P. immediately prior to this offering. The number of shares to be issued to TLC Vision was determined on the basis that our entire value is derived from our 50% interest in OccuLogix, L.P. For a more detailed description about how the number of shares to be issued to TLC Vision was calculated please refer to the “Reorganization” section in this prospectus beginning on page 66. This amount includes 1,569,217 shares of common stock which will be issuable in the future upon the exchange of shares of OccuLogix ExchangeCo ULC, one of our Canadian subsidiaries, issued for tax purposes to TLC Vision in connection with the purchase of OccuLogix, L.P.

      This information also assumes no exercise of the underwriters’ over-allotment option.

      Unless otherwise indicated, all information in this prospectus excludes:

•	1,943,399 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2004 granted under our 2002 stock option plan, our 1997 stock option plan or outside our stock option plan, at a weighted average exercise price of $1.46 per share;

•	828,000 shares of common stock issuable upon the exercise of options which will be granted under our 2002 stock option plan to certain of our officers, employees and directors upon the closing of this offering at an exercise price equal to the price of the shares issued in this offering;

•	2,028,684 shares of common stock reserved for future issuance of additional options under our 2002 stock option plan; and

•	37,500 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2004 with an exercise price of $4.00 per share.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

      The following table provides our summary historical and pro forma consolidated financial data for the periods and as of the dates indicated. We derived the summary historical consolidated financial data for the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical consolidated financial data as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 from our unaudited consolidated financial statements, included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, which, in our opinion, are necessary for a fair presentation of the financial position and results of operations for these periods. Historical results are not necessarily indicative of the results of operations to be expected for future periods, and interim results may not be indicative of results for the remainder of the year.

      The information in the table below is only a summary and should be read together with our audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 and the related notes, our unaudited consolidated financial statements as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and the related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all as included elsewhere in this prospectus.

      The summary historical consolidated financial data reflect our 50% interest in OccuLogix, L.P. Prior to this offering, we will own 100% of OccuLogix, L.P. The summary pro forma consolidated statements of operations data for the year ended December 31, 2003 and the nine months ended September 30, 2004 below give effect to the Reorganization and the expensing of the unamortized compensation related to stock options granted to certain employees, directors and consultants as if they had occurred on January 1, 2003. The summary pro forma as adjusted consolidated balance sheet data gives effect to the Reorganization and our receipt of net proceeds of $44.8 million from this offering at an assumed initial offering price of $9.00, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, as if these events had occurred on September 30, 2004. The summary pro forma consolidated financial data should be read together with the historical financial statements for OccuLogix, L.P. and the pro forma consolidated financial statements included elsewhere in this prospectus.

					Nine Months		Pro Forma
				Pro Forma	Ended		Nine Months
	Year Ended December 31,			Year Ended	September 30,		Ended
				December 31,			September 30,
	2001	2002	2003	2003	2003	2004	2004

	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues from related party	$—	$94	$390	$486	$360	$189	$453

Cost of sales
Cost of sales to related party	—	81	373	248	350	184	230
Royalty costs	—	78	109	109	84	80	80

Gross margin (loss)	—	(65)	(92)	129	(74)	(75)	143
Operating expenses
General and administrative	911	449	1,565	17,234	681	5,677	1,231
Clinical and regulatory	1,873	1,447	731	731	320	2,092	2,092
Sales and marketing	—	—	—	69	—	22	49
Amortization of intangibles	—	—	—	1,717	—	—	1,288

	2,784	1,896	2,296	19,751	1,001	7,791	4,660
Other expenses	1,342	921	82	82	35	29	27

Earnings from discontinued operations	67	—	—	—	—	—	—
Net loss for the period	$(4,059)	$(2,882)	$(2,470)	$(19,704)	$(1,110)	$(7,895)	$(4,544)

					Nine Months		Pro Forma
				Pro Forma	Ended		Nine Months
	Year Ended December 31,			Year Ended	September 30,		Ended
				December 31,			September 30,
	2001	2002	2003	2003	2003	2004	2004

Loss per share from continuing operations
Basic and diluted	$(1.15)	$(0.77)	$(0.62)	$(0.57)	$(0.28)	$(1.54)	$(0.13)
Earnings per share from discontinued operations	0.02	—	—	—	—	—	—

Net loss per share	$(1.13)	$(0.77)	$(0.62)	$(0.57)	$(0.28)	$(1.54)	$(0.13)

Weighted-average number of shares used in per share calculations — basic and diluted	3,603	3,735	3,977	34,776	3,905	5,143	35,943

	As of September 30, 2004

		Pro Forma
	Actual	As Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash	$767	$48,151
Working capital (deficiency)	(6,254)	46,617
Intangible assets	—	25,750
Goodwill	—	146,136

Total assets	3,952	221,800

Long-term debt (including current portion and due to stockholders)	6,209	1,109
Total liabilities	8,293	2,841
Stockholders’ equity
Common stock	5	42
Series A convertible preferred stock	2	—
Series B convertible preferred stock	1	—
Additional paid in capital	29,735	263,879
Accumulated deficit	(34,083)	(44,962)

Total stockholders’ equity (deficiency)	(4,340)	218,959

Total liabilities and stockholders’ equity (deficiency)	3,952	221,800

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus, before deciding to invest in our common stock. Our business, financial condition or results of operations could be affected adversely by any of these risks. The trading price of our common stock could decline due to any of these risks and you might lose all or part of your investment in our common stock.

Risks Relating to Our Business

Our financial condition and history of losses has caused our auditors to express doubt as to whether we will be able to continue as a going concern.

      We have prepared our consolidated financial statements on the basis that we will continue as a going concern. However, as indicated in their audit report dated August 13, 2004, our auditors have expressed substantial doubt as to whether we will be able to continue as a going concern because of the losses that we have sustained during the past three years, our working capital deficiency and current cash position. Our working capital deficiency as of September 30, 2004 was $6.3 million and our total stockholders’ deficiency as of September 30, 2004 was $4.3 million.

      Although there can be no assurance that we will be able to continue as a going concern, management believes that the estimated net proceeds from this offering of $44.8 million at an assumed initial offering price of $9.00, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, together with the receipt of the remaining funds available as of September 30, 2004 for borrowing under our convertible debentures of approximately $1.9 million, will generate sufficient funds to pay for our operations and other demands and commitments until the latter half of 2006.

Several news outlets have published information about us and the RHEO System that contained incorrect or outdated information. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

      Information about us and the RHEO System has been published in articles contained in The Globe and Mail and other news outlets. Some of these articles contained information that is incorrect or outdated, including information regarding the timing of the introduction of the RHEO System in the United States. Furthermore, the articles presented certain statements about us in isolation and did not disclose many of the related risks and uncertainties described in this prospectus. As a result, you shouldn’t rely on the information contained in the articles.

      You should carefully evaluate all of the information in this prospectus, including the risks described in this section and throughout the prospectus. We have in the past received, and may continue to receive, media coverage. You should rely only on the information contained in this prospectus in making your investment decision.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

      We have incurred losses in each year since our inception in 1996. Our net loss for the nine months ended September 30, 2004 was $7.9 million, and for the fiscal years ended December 31, 2003, 2002 and 2001 was $2.5 million, $2.9 million and $4.1 million, respectively. As of September 30, 2004, we had an accumulated deficit of $34.1 million. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect our clinical and regulatory expenses to increase in connection with MIRA-1 and any other clinical trials that we may initiate. In addition, subject to FDA approval of the RHEO System, we expect to incur significant sales, marketing and procurement expenses. As a result, we expect to continue to incur significant and increasing operating losses for the next several years. Because of the numerous risks and uncertainties associated with developing new medical therapies, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

Our business may not generate the cash necessary to fund our operations.

      Since inception, we have funded our operations through private placements of our equity and debt securities and early stage revenues. Prior to this offering, our current cash resources were limited. We may need additional capital in the future, and our prospects for obtaining it are uncertain. We expect that the funding requirements for our operating activities will continue to increase substantially in the future, primarily due to the commercialization of the RHEO System. We will need to seek additional funds in the future from a combination of sources, including product licensing, joint development and other financing arrangements. In addition, we may issue debt or equity securities if we determine that additional cash resources could be obtained under favorable conditions or if future funding requirements cannot be satisfied with available cash resources. Additional capital may not be available on terms favorable to us, or at all. If adequate capital is unavailable, and if our operations do not generate cash, our commercialization of the RHEO System will be delayed and we may be unable to continue our operations. Accordingly, our audited financial statements included elsewhere in this prospectus include a going concern note.

We do not know whether we will be able to increase our revenues, derive revenues from sources other than sales to a related party or become profitable in the future.

      We were founded in 1996 but the focus of our operations since 2000 has shifted towards our ongoing pivotal trial, MIRA-1, for the RHEO System. Prior to 2000, our focus was on commercializing and performing therapeutic apheresis, or blood filtering. We generated revenues of approximately $900,200 and $1,277,800 for the years ended June 30, 1999 and 1998, respectively, all of which were earned in the United States. For the year ended December 31, 2003, we had revenues of $390,479, all of which were derived from sales of the RHEO System to OccuLogix, L.P., a related party, which then sells the RHEO System to three clinics in Canada, one of which is a related party, RHEO Clinic Inc., a subsidiary of TLC Vision. Since July 2002, our only customer has been OccuLogix, L.P., a related party. Our ability to increase our revenues and to earn revenues in the United States is dependent on a number of factors, including:

•	successfully completing MIRA-1 for the RHEO System;

•	obtaining FDA approval to market the RHEO System in the United States;

•	successfully building the infrastructure and manufacturing capacity to market and sell the RHEO System;

•	achieving widespread acceptance of RHEO Therapy among physicians and patients; and

•	agreement of governmental and third-party payors to reimburse for RHEO Therapy.

      We do not anticipate that we will generate any revenues in the United States until late 2006, at the earliest. If we do not obtain FDA approval and are required to focus our efforts on marketing the RHEO System to clinics in Canada, or if we are unable to generate significant revenues in the United States, we may not become profitable, and we may be unable to continue our operations.

We may be unable to complete MIRA-1.

      We are required to obtain FDA approval to market the RHEO System in the United States. To support an application for FDA approval, we are conducting, at our own expense, MIRA-1 to evaluate the safety and efficacy of RHEO Therapy in humans. Clinical testing is expensive, can take many years and has an uncertain outcome. Although we have submitted an interim analysis to the FDA, these results may not be indicative of the final results for MIRA-1. Failure can occur at any stage of the testing. We may encounter numerous factors during, or as a result of, MIRA-1 that could delay or prevent us from completing MIRA-1 and receiving FDA approval for a number of reasons, including:

•	enrollment may be slower than we currently anticipate, or we may be unable to obtain the complete number of data sets required by the protocol filed with the FDA if patients do not fulfill the requirement to have a 12-month follow-up visit, or otherwise;

•	costs of MIRA-1 may be greater than we currently anticipate;

•	we, or the regulators, may suspend or terminate MIRA-1 if the participating patients are being exposed to unacceptable health risks; and

•	MIRA-1 may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing.

      MIRA-1 is currently being conducted at seven treatment centers in the United States and Canada. We are working with our contract research organization, Promedica International, and the following consulting organizations to conduct our MIRA-1 trial: McGarvey Group, Center for Clinical Research (Don Sanders, PhD), Jules Stein Eye Institute, LabCorp, and Biostat International. If our relationship with any of these organizations terminates, we believe that we would be able to enter into arrangements with alternative third parties, however, such a change may delay the completion of MIRA-1. If these organizations or any replacements do not successfully carry out their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, our clinical trial may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for the RHEO System.

Even if we complete MIRA-1, we may not receive FDA approval to market the RHEO System in the United States.

      Even if we complete MIRA-1 successfully, we may not receive FDA approval to market the RHEO System in the United States. Obtaining FDA approval is a lengthy and expensive process, and approval is uncertain. We may never receive FDA approval for the RHEO System or we may experience delays in receiving approval. Delays in obtaining or failure to obtain FDA approval would delay or prevent the successful commercialization of the RHEO System, diminish our competitive advantage and/or defer or decrease our receipt of revenues. Even if we obtain FDA approval, this approval may only be for a limited or narrow class of Dry AMD patients, thereby diminishing the size of the class of prospective patients for whose use the RHEO System can be promoted.

      In addition, changes to the RHEO System can require additional FDA approvals. The RHEO System currently uses a cellulose acetate Rheofilter which is manufactured by Asahi Medical. We have been informed by Asahi Medical that it intends to discontinue manufacturing the cellulose acetate filter in 2008 and we are working with Asahi Medical to develop a new polysulfone filter to replace it. We will require FDA approval to replace the cellulose acetate Rheofilter with the new polysulfone Rheofilter which may require the generation and submission of additional clinical data which could delay the timing of the application and increase the cost of obtaining such approval. If we do not receive FDA approval for the new polysulfone Rheofilter or, if obtaining the approval takes longer than we expect, we may be unable to market the RHEO System.

We currently depend on single sources for key components of the RHEO System. The loss of any of these sources could delay our clinical trials or prevent or delay commercialization of the RHEO System.

      We currently depend on single sources for the filters and the OctoNova pump used in the RHEO System. We have entered into a supply agreement for the filters with Asahi Medical and for the OctoNova pump with Diamed, which designed the OctoNova pump, and MeSys GmbH, which manufactures the pumps for Diamed. If any of these suppliers ceases to supply components to us or does not supply an adequate number of components, our sales and growth could be restricted, potentially materially. If we do not achieve FDA approval and other necessary approvals in the territories for which we have distribution rights by the end of December 2006, Asahi Medical can terminate the supply agreement for the filters and Diamed can terminate the supply agreement for the pumps. Each of the agreements has a term ending ten years after the date of FDA approval, and is automatically renewable for one year terms unless terminated upon six months’ notice. In addition, Diamed may terminate its agreement upon the termination of our manufacturing agreement with MeSys, which has a term of three years following FDA approval. We believe that establishing additional or replacement suppliers for these components may not be possible as these suppliers have trade secrets, patents and other intellectual property that may prevent a third party from manufacturing a suitable replacement product. Even if we switch to replacement suppliers and the supplier can manufacture the necessary components without violating any third-party intellectual property rights, we may face additional regulatory delays and the distribution of the RHEO System could be interrupted for an extended period of time, which may delay or slow the commercialization of RHEO Therapy and adversely impact our financial condition and results of operations.

Our supply agreement with Asahi Medical requires us to transfer the FDA approval of the RHEO System to it upon receipt which will limit our control of the FDA approval.

      In the 2001 supply agreement with Asahi Medical for the filters that are used in the RHEO System, we agreed to obtain the FDA approval in the name of Asahi Medical and to maintain that approval. In a subsequent 2003 amendment to that agreement, we agreed to transfer FDA approval to Asahi Medical upon receipt from the FDA. Any clinical data contained in the application for FDA approval continues to belong to us. Asahi Medical will have the right to use the data in any territory where Asahi Medical grants us a distributorship. This agreement also makes us the exclusive distributor of Asahi Medical’s RHEO System filters in the United States, Canada, Mexico and the Caribbean for a term of ten years beginning at the date of the FDA approval, and is automatically renewable for one year terms unless terminated upon six months’ notice. The agreement also provides that Asahi Medical may terminate the exclusivity provision if certain post-FDA approval minimum purchase requirements are not met. This transfer of FDA approval to Asahi Medical may limit our flexibility to make changes in the FDA approval such as the addition of alternate suppliers of RHEO System components without Asahi Medical’s consent, or limit our ability to prevent changes to the FDA approval that we might consider detrimental, such as the addition of labeling changes or the substitution of alternate component suppliers.

If we or our suppliers fail to comply with the extensive regulatory requirements to which we and the RHEO System are subject, the RHEO System could be subject to restrictions or withdrawals from the market and we could be subject to penalties.

      We, our suppliers and our products are subject to numerous FDA requirements covering the design of the RHEO System, testing, manufacturing, quality control, labeling, advertising, promotion and export of the RHEO System and other matters. Failure to comply with statutes and regulations administered by the FDA could result in, among other things, any of the following actions:

•	warning letters;

•	fines and other civil penalties;

•	unanticipated expenditures;

•	withdrawal of FDA approval;

•	delays in approving or refusal to approve the RHEO System;

•	product recall or seizure;

•	interruption of production;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

      We and our suppliers are subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission. We and our suppliers may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may materially harm our business. Unanticipated changes in existing regulatory requirements, the failure of us or our manufacturers to comply with such requirements or the adoption of new requirements could materially harm our business.

We may be unable to commercialize the RHEO System successfully in the United States.

      Even if we successfully complete MIRA-1 and obtain FDA approval for the RHEO System, our success depends on our ability to market and sell the RHEO System. Successful commercialization of the RHEO System depends on a number of factors, including:

•	achieving widespread acceptance of RHEO Therapy among physicians and patients;

•	agreement of governmental and third-party payors to provide reimbursement for RHEO Therapy;

•	maintaining our relationships with our single source suppliers;

•	obtaining sufficient quantities of components for the RHEO System;

•	establishing adequate sales and marketing capabilities;

•	obtaining sufficient facility space;

•	our ability to identify and sell the RHEO System to key multi-facility health care providers as well as to private eye care professional practices;

•	our ability to successfully sell the RHEO System at our projected selling price;

•	whether there are adverse side effects or unfavorable publicity concerning the RHEO System; and

•	whether there is competition for the RHEO System from new or existing products, which may prove to be safer, more efficacious or more cost-effective than the RHEO System.

RHEO Therapy is based on a model that has not achieved widespread acceptance, and may be proven incorrect. If we are unsuccessful in achieving widespread acceptance of RHEO Therapy among physicians and patients, our business may not succeed.

      AMD is not a well-understood disease and its underlying cause is not known. RHEO Therapy is based on a disease model that has not achieved widespread acceptance with eye care professionals. Unlike traditional therapeutic treatments for eye diseases, RHEO Therapy is a systemic approach for the treatment of Dry AMD, rather than a localized approach. Our success is dependent upon achieving widespread acceptance of RHEO Therapy among ophthalmologists and optometrists. Eye care professionals and health care service providers may not be willing to integrate RHEO Therapy into their workflow. In addition, because RHEO Therapy can be performed by health care providers other than eye care professionals, eye care professionals may be reluctant to endorse RHEO Therapy.

      Even if we are successful in achieving widespread acceptance of RHEO Therapy among physicians, we may be unable to achieve widespread acceptance among potential patients. An initial course of RHEO Therapy is time consuming, requiring eight procedures over a 10- to 12-week period, with each procedure lasting between two and four hours. Some patients may be reluctant to undergo RHEO Therapy because of the time commitment. In addition, RHEO Therapy providers may not be easily accessible to all patients and some patients may be unwilling or unable to travel to receive RHEO Therapy. If we are unable to achieve widespread acceptance, our financial condition and results of operations will be adversely affected.

      In August 1997, our predecessor opened its sole client facility, the Rheotherapy Center, in Tampa, Florida to perform therapeutic apheresis commercially. In 1999, the FDA’s Office of Compliance issued a directive notifying our predecessor that further conducting of therapeutic apheresis would need to be conducted under the authority of an Investigational Device Exemption filed with the FDA. In a related action, our predecessor, on behalf of one of our founders, Dr. Richard C. Davis, made a payment in the amount of $10,000 to cover legal expenses incurred by the Florida Board of Medicine in prosecuting our predecessor’s unauthorized advertising of new medical therapies. Our predecessor closed the Rheotherapy Center in 1999 and we have since received an Investigational Device Exemption and focused our resources on completing MIRA-1 in order to obtain FDA approval of the RHEO System. Dr. Davis was our Chief Executive Officer from January to June 2003 and was our Chief Science Officer from July 2003 to April 2004 and since then has served as a consultant to us. We believe that the activities of the Rheotherapy Center engendered opposition in certain segments of the eye care community to RHEO Therapy and if this opposition continues, acceptance of RHEO Therapy among eye care professionals and patients may be difficult to achieve.

If RHEO Therapy is not reimbursed by governmental and other third-party payors, or is only reimbursed on a limited basis, our business may not succeed.

      RHEO Therapy is expensive, with an initial course of treatment expected to initially cost between $16,000 and $25,600 in the United States. Continuing efforts of governmental and third-party payors to contain or reduce the costs of health care could negatively affect the sale of the RHEO System. Our ability to commercialize the RHEO System successfully will depend in substantial part on favorable determinations by governmental payors, most prominently Medicare, private health insurers and state-funded health care coverage programs. Without the establishment of timely, favorable coverage and reimbursement policies, we may be unable to set or maintain price levels sufficient to realize an appropriate return on our investment in product development. Other significant insurance coverage limitations, such as narrow restrictions on patient coverage criteria and restrictions on treatment settings in which RHEO Therapy is covered, may also limit our potential revenues.

Our patents may not be valid and we may not be able to obtain and enforce patents to protect our proprietary rights from use by competitors.

      Our owned and licensed patents may not be valid and we may not be able to obtain and enforce patents and to maintain trade secret protection for our technology. The extent to which we are unable to do so could materially harm our business.

      We have applied for and will continue to apply for patents for certain processes used in the RHEO System. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide us with adequate protection from competition. In addition, we expect that we will seek to have the patent licensed to us re-examined in the next 12 months at the U.S. Patent and Trademark Office, and we believe that a more detailed claim set will be issued. The re-examination of this patent may result in the patent being rejected or no claims of commercial value being issued or it may result in competitors acquiring intervening rights. Furthermore, it is possible that patents issued or licensed to us may be challenged successfully. In that event, if we have a preferred competitive position because of such patents, any preferred position held by us would be lost. If we are unable to secure or to continue to maintain a preferred position, the RHEO System could become subject to competition from the sale of generic products.

      Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with our normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical, biotechnology and medical technology industries. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant management time.

      Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our scientific and commercial success. Although we attempt to and will continue to attempt to protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with our corporate partners, collaborators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

      Certain of our patent rights are licensed to us by third parties. If we fail to comply with the terms of these license agreements, our rights to those patents may be terminated, and we will be unable to conduct our business.

Patents of other companies could require us to stop using or pay to use required technology.

      It is possible that a court may find us to be infringing upon validly issued patents of third parties. In that event, in addition to the cost of defending the underlying suit for infringement, we may have to pay license fees and/or damages and we may be enjoined from conducting certain activities. Obtaining licenses under third-party patents can be costly, and such licenses may not be available at all. Under such circumstances, we may need to materially alter our products or processes and we may be unable to do so successfully.

If we are unable to establish adequate sales and marketing capabilities, we may not be able to generate significant revenue and may not become profitable.

      While our management team has some experience in marketing medical technology, we do not have a sales organization and have limited experience as a company in the sales, marketing and distribution of ophthalmic therapy products. In order to commercialize RHEO Therapy, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these functions. If and when marketing of the RHEO System is approved by the FDA, we currently plan to establish our own sales force to market the RHEO System in the United States. Developing a sales force is expensive and time consuming and we may not be able to develop this capacity. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate significant revenue and may not become profitable.

Our suppliers may not have sufficient manufacturing capacity and inventory to support our commercialization plans.

      Our success requires that our suppliers have adequate manufacturing capacity and inventory in order to facilitate a rapid rollout of the RHEO System. We have been informed by Asahi Medical that the current Rheofilter being used in the RHEO System will be discontinued in 2008 and that, even if it is not discontinued, Asahi Medical would not be able to produce enough of the current cellulose acetate Rheofilter to meet our anticipated demand. Although we are working with Asahi Medical to develop a new polysulfone filter that we believe Asahi Medical will be able to manufacture in larger quantities and at a lower cost to us, there can be no assurance that we and Asahi Medical will be successful in these efforts. Even if we are able to develop a new filter, we may not be able to obtain FDA approval for the new filter and the new filter may not be manufactured at a lower cost to us. If we are unable to obtain FDA approval for, or the necessary quantities of, this new filter, we may not be able to generate product revenue and may not become profitable.

      We plan to use between $9.5 million and $10.5 million of our net proceeds to stockpile an inventory of filters from Asahi Medical. We recently signed a purchase order with Asahi Medical for 9,600 Rheofilters, including 1,600 filters in the third quarter of 2004 and 4,000 filters for each of the following two quarters. We intend to accumulate inventory in advance of FDA approval in order to maximize the number of filters available to us due to manufacturing constraints on the number of cellulose acetate filters that Asahi Medical can produce. However, we will not be in a position to commercially market the RHEO System in the United States until late 2006, at the earliest. Each filter has a shelf life of approximately three years. It is possible that some or all of these filters will expire before they are used. Moreover, holding inventory in this manner will decrease our short term liquidity.

      Our ability to conduct MIRA-1 and commercialize the RHEO System, depends, in large part, on our ability to have components manufactured at a competitive cost and in accordance with FDA and other regulatory requirements. We do not control the manufacturing processes of our suppliers. If current manufacturing processes are modified, or the source or location of our product supply is changed, voluntarily or involuntarily, the FDA will require us to demonstrate that the material produced from the modified or new process or facility is equivalent to the material used in the clinical trials or products previously approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, prior approval by regulatory authorities may be required before any changes can be made, which may adversely affect our business.

Our success depends upon our ability to sell to key multi-facility health care providers as well as private eye care professional practices.

      In order to facilitate a rapid rollout of the RHEO System if and when we receive FDA approval, we will need to establish relationships with key organized groups of multi-facility health care service providers, including hospitals, dialysis clinics and ambulatory surgery centers, as well as private practices. We may be unsuccessful in establishing these relationships, which could limit our ability to commercialize the RHEO System.

      We anticipate that RHEO Therapy will be prescribed by physicians and administered by nurses, and therefore our service provider customers will need the support of an adequate supply of trained nurses. Training nurses to administer RHEO Therapy may be costly, and our customers may experience shortages of nurses from time to time. If there is a shortage of trained nurses to work in our customers’ facilities, our commercialization of RHEO Therapy may be unsuccessful.

RHEO Therapy may produce adverse side effects in patients that prevent its adoption or that necessitate withdrawal from the market.

      RHEO Therapy may produce unexpected side effects not previously observed during clinical trials. These undesirable and unintended side effects in patients may prevent or limit its commercial adoption and use. Side effects that have been observed in MIRA-1 were all temporary and generally mild, and included temporary drops in blood pressure, abnormal heart rate, nausea, chills and localized bleeding, pain, numbness and swelling in the area of the arms where the needles were inserted. Even after approval by the FDA and other regulatory authorities, the RHEO System may later be found to produce adverse side effects that prevent widespread use or necessitate withdrawal from the market. The manifestation of such side effects could cause our business to suffer. In some cases, regulatory authorities may require additional disclosure to patients that could add warnings or restrict usage based on unexpected side effects seen after marketing a medical treatment.

We may face future product liability claims that may result from the use of our products.

      The testing, manufacturing, marketing and sale of therapeutic products entails significant inherent risks of allegations of product liability. Our use of such products in clinical trials and our sale of the RHEO System may expose us to liability claims. These claims might be made directly by patients, health care providers or others selling the RHEO System. We carry clinical trials and product liability insurance to cover certain claims that could arise during MIRA-1 or during the commercial use of RHEO Therapy. We currently maintain clinical trials and product liability insurance with coverage limits of $1,000,000 in the aggregate annually. Such coverage, and any coverage obtained in the future, may be inadequate to protect us in the event of a successful product liability claim, and we may not be able to increase the amount of such insurance coverage or even renew it. A successful product liability claim could materially harm our business. In addition, substantial, complex or extended litigation could cause us to incur large expenditures and divert significant resources.

We will need to increase the size of our organization, and we may experience difficulties in managing our growth.

      In order to commercialize the RHEO System, we will need to expand our employee base for management of operational, sales and marketing, financial and other resources. We do not expect to be able to commercially launch the RHEO System until late 2006, at the earliest. Future growth will impose significant additional responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize the RHEO System and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage MIRA-1 effectively;

•	integrate additional management, administrative, distribution and sales and marketing personnel;

•	develop our administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

      We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from achieving or maintaining profitability.

We may face competition and may not be successful in addressing it.

      The pharmaceutical, biotechnology and medical technology industries are characterized by rapidly changing technology and intense competition. AMD is not a well-understood disease and researchers are continuing to investigate different theories of the cause of AMD. If the cause of AMD is determined, competitors could potentially develop a treatment for Dry AMD that would replace RHEO Therapy. In addition, competitors may develop alternative treatments for Dry AMD that prove to be superior to, or more cost-effective than, RHEO Therapy. Some of these competitors may include companies which have access to financial, technical and marketing resources significantly greater than ours and substantially greater experience in developing, manufacturing and distributing products, conducting preclinical and clinical testing and obtaining regulatory approvals.

      We are aware of a number of companies which have developed or are in the process of developing treatments for Wet AMD, including Eyetech Pharmaceuticals, Inc./ Pfizer Inc., Genentech, Inc./ Novartis Ophthalmics, Alcon Laboratories, Inc., Iridex Corporation, Genaera Corporation, QLT, Inc. and GenVec, Inc. Some of these treatments are in late-stage clinical development or have been approved by the FDA. Some of these companies may develop new treatments for Dry AMD or may develop modifications to their treatments for Wet AMD that may be effective for Dry AMD as well. In addition, other companies also may be involved in competitive activities of which we are not aware.

We may be unable to attract and retain key personnel which may adversely affect our business.

      Our success depends on the continued contributions of our executive officers and scientific personnel. Many of our key responsibilities have been assigned to a relatively small number of individuals. We will be required to hire eyecare specialists as well as personnel with skill sets in apheresis, nursing, training, equipment maintenance, finance, distribution, logistics, warehousing, sales and service to meet our personnel needs. There is competition for qualified personnel, and the failure to secure the services of key personnel or loss of services of key personnel could adversely affect our business.

Risks Related to This Offering

Our current stockholders own a significant interest in our common stock and may be able to exert significant influence over our management and affairs. In particular, for as long as TLC Vision owns a substantial portion of our common stock, our other stockholders may be effectively unable to affect the outcome of stockholder voting.

      Upon completion of this offering, TLC Vision will beneficially own approximately 52.2% of our outstanding common stock or 48.9%, on a fully diluted basis. Accordingly, TLC Vision on its own could possess an effective controlling vote on matters submitted to a vote of the holders of our common stock.

      While it owns a substantial portion of our common stock, TLC Vision will effectively control decisions with respect to:

•	our business direction and policies, including the election and removal of our directors;

•	mergers or other business combinations involving us;

•	the acquisition or disposition of assets by us;

•	our financing; and

•	amendments to our certificate of incorporation and bylaws.

      Furthermore, TLC Vision may be able to cause or prevent a change of control of our company, and this concentration of ownership may have the effect of discouraging others from pursuing transactions involving a potential change of control of our company, in either case regardless of whether a premium is offered over then-current market prices.

Conflicts of interest may arise between us and TLC Vision, which has three directors on our board and for which our Chief Executive Officer and Chairman serves as Chairman. Our Chairman and Chief Executive Officer and our Vice President, Corporate Affairs will also devote a portion of their time to TLC Vision, which may divert their attention from our business and operations.

      Upon completion of this offering, TLC Vision will beneficially own approximately 52.2% of our outstanding common stock or 48.9%, on a fully diluted basis. Messrs. Vamvakas and Davidson and Dr. Lindstrom, who comprise a majority of the members of our board of directors, are also directors of TLC Vision. Mr. Vamvakas beneficially owns 3,527,047 common shares of TLC Vision, representing approximately 5.1% of TLC Vision’s outstanding shares. As of April 29, 2004, Mr. Davidson beneficially owned 54,827 common shares of TLC Vision and Dr. Lindstrom beneficially owned 38,500 common shares of TLC Vision. Because they are directors of TLC Vision, a conflict of interest could arise. Conflicts may arise between TLC Vision and us as a result of our ongoing agreements. We may not be able to resolve all potential conflicts with TLC Vision, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated third party.

      In addition, our Chairman and Chief Executive Officer, Mr. Vamvakas, will also serve as Chairman of TLC Vision and, therefore, will devote a portion of his time to matters other than our business and operations. We believe that Mr. Vamvakas will devote approximately 20% of his time, on average, to TLC’s operations, which may divert his attention from our business operations and which may adversely affect our business. Stephen Kilmer, our Vice President, Corporate Affairs, will also provide investor relations services to TLC Vision under a consulting contract. Mr. Kilmer currently holds options to purchase 2,888 shares of TLC Vision that expire on November 30, 2004 with an exercise price of Cdn$13.69, options to purchase 1,750 shares that are exercisable or will become exercisable on December 1, 2004, with an exercise price of Cdn$4.09 for 875 options and Cdn$4.04 for the remaining 875 options, options to purchase 3,750 shares which will become exercisable on December 15, 2004 with an exercise price of Cdn$7.95 and options to purchase 2,500 shares which will become exercisable on January 2, 2005 with an exercise price of Cdn$1.82.

There has been no prior trading market for our common stock, the trading price of our common stock is likely to be volatile and you may not be able to sell your shares at or above the public offering price of this offering.

      The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which it will be traded after this offering. Prior to this offering there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active trading market in our common stock or whether that market will be sustained. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our common stock. Additionally, the trading prices of the securities of medical technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors that could affect the trading price of our common stock include, among other things:

•	results of MIRA-1 and whether we receive FDA approval to market the RHEO System in the United States;

•	results of ongoing research into the underlying causes of AMD;

•	whether we will receive FDA approval to use the new polysulfone filter with the RHEO System;

•	developments relating to patents, proprietary rights and potential infringement;

•	announcements by us or our competitors of technological innovations or new commercial products;

•	reimbursement policies of various governmental and third-party payors;

•	public concern over the safety and efficacy of the RHEO System;

•	changes in estimates of our revenue and operating results;

•	variances in our revenue or operating results from forecasts or projections;

•	recommendations of securities analysts regarding investment in our stock; and

•	market conditions in our industry and the economy as a whole.

      If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our common stock will likely decline. In addition, share price fluctuations may be exaggerated if the trading volume of our common stock is too low.

      From time to time, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, or milestones. These milestones may include the commencement or completion of scientific studies and clinical trials, such as MIRA-1, and the submission of regulatory filings. From time to time, we expect that we will publicly announce the anticipated timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, our stock price may decline and the commercialization of our products may be delayed.

If you purchase shares of common stock in this offering, you will experience significant and immediate dilution.

      The assumed initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, purchasers of our common stock will experience immediate dilution of $7.87 per share, based on an assumed initial public offering price of $9.00 per share, the midpoint of the range set forth on the cover of this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their shares. Investors purchasing shares in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. In addition, the exercise of outstanding warrants and options will, and future equity issuances may, result in further dilution to investors. As a result of this dilution, investors purchasing shares from us in this offering will have contributed 60.1% of the total amount of our net funding to date, on a fully diluted basis, but will own only 12.6% of our equity, on a fully diluted basis, without giving effect to any shares that the investors will purchase directly from the selling stockholders.

Future sales of our common stock could reduce our stock price.

      After this offering, holders of approximately 33.5 million shares of common stock will have piggyback registration rights with respect to their shares. Sales by stockholders of substantial amounts of our shares, or the perception that these sales may occur in the future, could affect materially and adversely the market price of our common stock. The shares we and the selling stockholders are offering for sale in this offering will be freely tradeable immediately following this offering. Our officers and directors and the selling stockholders have agreed not to sell their shares for a period of 180 days after the date of the underwriting agreement. As these restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. As at September 30, 2004, there were options to purchase 1,943,399 shares of our common stock and warrants to purchase 37,500 shares of our common stock outstanding with weighted average exercise prices of $1.46, and $4.00, respectively. Upon the closing of this offering, options to purchase 828,000 shares of common stock will be granted under our 2002 stock option plan to certain of our officers, employees and directors. These shares will be exercisable at an exercise price equal to the price of the shares issued in this offering. We also have 2,028,684 shares reserved for issuance of additional options under our 2002 stock option plan.

We may use the proceeds of this offering in ways with which you may disagree.

      We intend to use the net proceeds of this offering to fund MIRA-1 and related clinical trials and to purchase and accumulate inventory and build infrastructure for our commercialization of the RHEO System in the United States if and when we receive FDA approval. We expect to use the remainder of the net proceeds for general corporate purposes. Accordingly, we will have significant discretion in the use of a substantial portion of the net proceeds of this offering received by us, and it is possible that we may allocate the proceeds differently than investors in this offering desire, or that we will fail to maximize our return on these proceeds.

Payment of cash dividends on shares of our common stock is at the discretion of our board of directors.

      We have never declared or paid any cash dividends on shares of our common stock. We intend to retain all available earnings to fund the operation and expansion of our business. Any determination related to payments of future dividends will be at the discretion of our board of directors after taking into account various factors that our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and debt restrictions.

We will incur increased costs as a result of being a public company.

      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements, costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission and the Nasdaq National Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have entered into a number of related party transactions with suppliers, creditors, stockholders and other parties, each of which may have interests which conflict with those of our public stockholders.

      We have entered into several related party transactions with our suppliers, creditors, stockholders and other parties, each of which may have interests which conflict with those of our public stockholders.

      We purchase the OctoNova pump pursuant to a marketing and distributorship agreement with Diamed, the developer of the OctoNova pump, and a distribution agreement with MeSys, the company that manufactures the pump for Diamed. The distribution agreement with MeSys provides for a minimum purchase of 25 OctoNova pumps per year beginning after FDA approval of the RHEO System, representing an annual commitment of €405,000, or approximately $522,450 based on current exchange rates. The marketing and distributorship agreement with Diamed provides for a minimum purchase of 1,000 OctoNova pumps during the period from the date of the agreement until five years after FDA approval, representing an aggregate commitment of €16,219,000, or approximately $20,922,510 based on current exchange rates. Upon completion of this offering, Diamed will beneficially own approximately 9.5% of our common stock. Mr. Hans Stock, who is the controlling stockholder of Diamed, is also our stockholder and is a party to two agreements with us:

•	a patent license and royalty agreement that requires us to make royalty payments of 1.5% based on our sales of the RHEO System, with a minimum required payment of $12,500 during each calendar quarter. Payments made under the agreement in the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 were $37,500, $50,000 and $37,500, respectively.

•	an agreement in consideration for his assistance in procuring for us a distribution agreement with Asahi Medical and for his commitment to assist in the procurement of distribution rights for new product lines. The agreement requires us to pay royalties of 5% of the purchase price that we pay to Asahi Medical for all products it supplies us. Royalty payments made to Mr. Stock in respect of products supplied to us by Asahi Medical in the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 were $5,130, $9,234 and $598, respectively.

      On February 11, 1997, Apheresis Technologies entered into an agreement with Diamed to pay $1,000,000 for the purpose of supporting Diamed’s conduct of research and gathering of clinical data in Germany. On May 20, 1998, we agreed to assume the obligation to make this payment. Payments of $250,000 were made in each of December 1997 and June 1999. The balance of $500,000 remained unpaid as at September 30, 2004 and December 31, 2003. The balance is unsecured, due on demand and no interest is payable on the outstanding balance.

      During the nine months ended September 30, 2004 and during the period between November 1, 2003 and December 31, 2003, we paid $3,647 and $826, respectively, to a subsidiary of TLC Vision for office space.

Stock options issued in late 2003 may have a financial impact on future operations.

      In December 2003 we issued stock options to purchase an aggregate of 1,352,500 shares of common stock to certain employees, directors and consultants. The exercise price of these options was $0.99 per share. The issuance of the stock options will result in a total charge to us of $15,905,400, which amount reflected the intrinsic value of the options at that time. In December 2003, we expensed $513,077. In 2004, we expensed $1,539,231 in each of the first, second and third quarters. Since all of the options vest upon completion of this offering, we will expense any unamortized compensation related to stock options, which was $10,774,630 as of September 30, 2004, in the quarter in which we complete this offering.

Certain of our directors and management team members have been with us for only a short time.

      Thomas P. Reeves, our President and Chief Operating Officer, Stephen Kilmer, our Vice President, Corporate Affairs, Julie Fotheringham, our Vice President, Marketing, Joseph Zawaideh, our Vice President, Sales and our directors Thomas Davidson, Jay T. Holmes, and Richard L. Lindstrom have all served as members of our management team for less than one year. This poses a number of risks, including the risk that these persons may:

•	have limited familiarity with our past practices;

•	lack experience in communicating effectively within the team and with other employees;

•	lack settled areas of responsibility; and

•	lack an established track record in managing our projected growth.

Exchange rate fluctuations may have adverse effects on our revenues.

      A portion of our expenses are denominated in euros and Canadian dollars. However, our revenues are denominated in U.S. dollars. As a result, we will be exposed to currency exchange rate risk. Our reported earnings could fluctuate materially as a result of foreign exchange rate fluctuations. We reported a foreign currency exchange gain of $2,063 in the year ended December 31, 2003 and a foreign currency exchange loss of $22,402 in the nine months ended September 30, 2004.

FORWARD LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward looking statements are contained principally in the sections entitled “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include, but are not limited to, statements about:

•	our successful completion of MIRA-1;

•	our obtaining FDA approval to market the RHEO System in the United States;

•	our successful building of the infrastructure and manufacturing capacity to market and sell the RHEO System;

•	our obtaining the agreement of governmental and third-party payors to reimburse patients for RHEO Therapy;

•	our estimates of future revenue, costs and expenses, cash flow and profitability; and

•	our estimates regarding our capital requirements and our need for additional financing.

      In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “projects”, “predicts”, “potential” and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances, time frames or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus.

      Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

      Information regarding market and industry statistics contained in the “Summary” and “Business” sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the market and industry data we have included.

      Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

      We estimate that the net proceeds we will receive from this offering will be approximately $44.8 million, at an assumed public offering price of $9.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions payable by us and estimated offering costs. We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.

      We estimate we will use approximately $5.3 million to $6.6 million of the net proceeds of this offering received by us to complete our MIRA-1 trial, a related crossover trial and additional anticipated clinical trials and complete the FDA approval process.

      We estimate we will use approximately $17.5 million to $18.8 million of the net proceeds of this offering received by us to build our infrastructure, including distribution, sales and marketing, and to facilitate the commercialization of the RHEO System if and when we receive FDA approval. We estimate that infrastructure growth will result in increased employee related costs of approximately $11.0 million to $11.5 million, with related travel and administrative costs of approximately $4.7 million to $5.0 million. We estimate the costs of consultants to support our infrastructure development will be approximately $1.3 million and capital costs for office leaseholds and home office support will be approximately $0.5 million to $1.0 million.

      We estimate we will use approximately $9.5 million to $10.5 million of the net proceeds of this offering received by us to purchase and accumulate inventory of components of the RHEO System to facilitate rapid commercialization in the United States if and when we receive FDA approval.

      We expect to use the remainder of the net proceeds of this offering received by us for general corporate purposes.

      The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future sales and cash generated by operations and the other factors we describe in “Risk Factors”. Therefore, we will have broad discretion in the way we use the net proceeds from this offering received by us.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain all available funds to support operations and to finance the growth and development of our business. Any determination related to payments of future dividends will be at the discretion of our board of directors after taking into account various factors that our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and debt restrictions.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the Reorganization and the expensing of the unamortized compensation related to stock options granted to certain employees, directors and consultants; and

•	on a pro forma as adjusted basis, to give effect to (1) the Reorganization; and (2) the sale by us of 5,600,000 shares of common stock at an assumed initial public offering price of $9.00 per share, the midpoint of the range set forth on the cover of this prospectus, resulting in the receipt of the estimated $44.8 million in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $2,100,000.

      You should read this table together with our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the historical financial statements for OccuLogix, L.P. and the pro forma consolidated financial statements included elsewhere in this prospectus.

	As of September 30, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Convertible debentures	$5,100	$—	$—

Stockholders’ equity (deficiency):
Common stock, $0.001 par value, 25,000,000 shares authorized and 5,360,275 shares issued and outstanding, actual; 75,000,000 shares authorized and 36,159,567 shares issued and outstanding, pro forma, and 41,759,567 shares issued and outstanding, pro forma as adjusted	5	36	42
Series A convertible preferred stock $0.001 par value; 2,500,000 shares authorized and 2,147,024 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted;	2	—	—
Series B convertible preferred stock $0.001 par value; 2,000,000 shares authorized and 620,112 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	1	—	—
Additional paid-in capital	29,735	219,113	263,879
Accumulated deficit	(34,083)	(44,962)	(44,962)

Total stockholders’ equity (deficiency)	$(4,340)	$174,187	$218,959

Total capitalization	$760	$174,187	$218,959

DILUTION

      If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share as of September 30, 2004 was ($0.25), which was determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities. Our pro forma net tangible book value as of September 30, 2004 was approximately $2.6 million, or approximately $0.07 per share, based on the number of shares outstanding as of September 30, 2004, after giving effect to the Reorganization.

      As a result of the Reorganization, we have issued to TLC Vision shares equivalent to the number of shares outstanding, on a fully diluted basis, immediately prior to the Reorganization as consideration for our purchase of TLC Vision’s 50% interest in OccuLogix, L.P. This resulted in an increase in the number of shares issued to TLC Vision from 4,735,014 to 23,805,247.

      After giving effect to the sale of 5,600,000 shares of common stock by us in this offering at an assumed public offering price of $9.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2004 would have been approximately $47.3 million, or approximately $1.13 per share, based on 41,759,567 shares outstanding upon the completion of this offering. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.06 per share to existing stockholders and an immediate dilution of $7.87 per share to new investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$9.00
Pro forma net tangible book value per share as of September 30, 2004	$0.07
Increase in net tangible book value per share attributable to this offering	$1.06

Pro forma as adjusted net tangible book value per share after this offering		$1.13

Dilution per share to new investors		$7.87

      The following table presents, on a pro forma as adjusted basis, as of September 30, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	36,159,567	86.6%	$219,149,173	81.3%	$6.06
New investors	5,600,000	13.4%	$50,400,000	18.7%	$9.00

Total	41,759,567	100%	$269,549,173	100%

      If all outstanding options and warrants were exercised, shares purchased by existing stockholders would be 38,140,466 shares, or 87.2%, and by new investors would be 5,600,000 shares, or 12.8%. In addition, if all outstanding options and warrants were exercised, total consideration paid by existing stockholders would be $222,137,702, or 81.5% and by new investors would be $50,400,000, or 18.5%.

      Sales by the selling stockholders in this offering will cause the number of shares of our common stock held by existing stockholders to be reduced to 33,359,567, or 79.9% of the total number of shares of our common stock outstanding after this offering, and will increase the total number of shares held by new investors to 8,400,000, or 20.1% of the total number of shares of our common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing stockholders after this offering would be reduced to 32,099,567, or 76.9% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 9,660,000, or 23.1% of the total number of shares of our common stock outstanding after this offering. If all options and warrants outstanding on September 30, 2004 were exercised, pro forma net tangible book value per share would be $0.15 and dilution to new investors would be $7.85.

SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the selected consolidated financial data below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The following table sets forth our consolidated balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003 and as of September 30, 2004, and our consolidated statements of operations data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004. We derived the selected consolidated financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the information as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 has been prepared on the same basis as the audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, appearing elsewhere in the prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the results when read in conjunction with our audited consolidated financial statements and the notes to those statements. The selected consolidated financial data as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include all normal recurring adjustments, which, in our opinion, are necessary for a fair presentation of our financial position and results of operations at such date and our results of operations for such periods. Historical results are not necessarily indicative of the results of operations to be expected for future periods, and interim results may not be indicative of results for the remainder of the year.

      Our selected consolidated financial data reflects our 50% interest in OccuLogix, L.P. Prior to this offering, we will own 100% of OccuLogix, L.P. The selected consolidated financial data should be read together with the historical financial statements for OccuLogix, L.P. and with the pro forma consolidated financial statements included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues from related party	$—	$—	$—	$94	$390	$360	$189

Revenues from third parties	272	—	—	—	—	—	—

Total revenues	272	—	—	94	390	360	189

Cost of goods sold to related party	—	—	—	81	373	350	184
Cost of goods sold to third parties	139	—	—	—	—	—	—
Royalty costs	478	6	—	78	109	84	80

Gross margin (loss)	(345)	(6)	—	(65)	(92)	(74)	(75)
Operating expenses
General and administrative	1,631	1,373	911	449	1,565	681	5,677
Clinical and regulatory	1,836	3,202	1,873	1,447	731	320	2,092
Sales and marketing	—	—	—	—	—	—	22

	3,467	4,575	2,784	1,896	2,296	1,001	7,791
Other (expenses) income	67	(709)	(1,342)	(921)	(82)	(35)	(29)

Earnings (loss) from discontinued operations	—	(15)	67	—	—	—	—
Net loss for the period	$(3,745)	$(5,305)	$(4,059)	$(2,882)	$(2,470)	$(1,110)	$(7,895)

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

Per Share Data:
Loss per share from continuing operations — basic and diluted	$(1.04)	$(1.47)	$(1.15)	$(0.77)	$(0.62)	$(0.28)	$(1.54)
Earnings per share from discontinued operations	—	—	0.02	—	—	—	—

Net loss per share	$(1.04)	$(1.47)	$(1.13)	$(0.77)	$(0.62)	$(0.28)	$(1.54)

Weighted average number of shares used in per share calculations — basic and diluted	3,603	3,603	3,603	3,735	3,977	3,905	5,143

	As of December 31,					As of
						September 30,
	1999	2000	2001	2002	2003	2004

	(in thousands)
Consolidated Balance Sheet Data:
Cash	$194	$83	$(8)	$602	$1,237	$767
Working capital (deficiency)	(64)	(834)	(2,848)	(1,780)	(2,538)	(6,254)
Total assets	503	1,135	768	1,038	1,868	3,952
Long-term debt (including current portion due to stockholders)	2,215	5,220	7,820	1,507	3,694	6,209
Total liabilities	2,599	6,321	9,526	2,693	4,134	8,293
Common stock	4	4	4	4	5	5
Series A preferred stock	1	1	1	2	2	2
Series B preferred stock	—	—	—	1	1	1
Additional paid-in capital	9,150	11,415	11,839	22,057	23,915	29,735
Accumulated deficit	(11,251)	(16,606)	(20,602)	(23,718)	(26,188)	(34,083)
Total stockholders’ deficiency	(2,096)	(5,186)	(8,759)	(1,655)	(2,266)	(4,340)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes, included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. The forward looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended. Our financial condition and results of operations may change as a result of many factors, including those we discuss in “Risk Factors” and elsewhere in this prospectus.

Overview

      We are an ophthalmic therapeutic company founded to commercialize innovative treatments for eye diseases, including AMD. The RHEO System is used to perform Rheopheresis, a procedure that selectively removes molecules from plasma, which is designed to treat Dry AMD, the most common form of the disease. Shortly after our inception, we focused on commercializing therapeutic apheresis, including the opening and operation of the Rheotherapy Center, which generated revenues of $900,200 and $1,277,800 for the fiscal years ended June 30, 1999 and 1998 respectively. In 1999, the FDA’s Office of Compliance issued a directive notifying the Rheotherapy Center that any further conducting of therapeutic apheresis would need to be conducted under the authority of an Investigational Device Exemption filed with the FDA which resulted in the closure of the Rheotherapy Center. Subsequent to the closure of the Rheotherapy Center, our focus changed primarily to conducting clinical trials and seeking regulatory approval for the RHEO System. In September 1999, we received an Investigational Device Exemption from the FDA to begin a pivotal clinical trial, MIRA-1, for the RHEO System. Between early 2000 and August 2001, we enrolled 98 patients in MIRA-1. In August 2001, due to financial constraints, we downsized and temporarily suspended the enrollment of new patients. However, we continued to follow-up with the existing patients enrolled in MIRA-1. In late 2001, with permission of the FDA, we submitted for independent third party analysis data for the 43 enrolled patients for whom we had collected complete 12-month post-treatment data sets. The results of this data analysis were used to support our efforts to secure additional financing.

      In 2002 and 2003, we received a net aggregate of $5,951,870 of additional financing from Diamed, TLC Vision and other investors. As a result of this incremental funding, in October 2003, we hired new management and began screening additional patients for enrollment in MIRA-1. In addition, in 2003, we began limited commercialization of the RHEO System in three clinics in Canada.

      In September 2004, we signed an agreement with Rheo Therapeutics Inc., a private Canadian company, which has agreed to purchase approximately 8,000 treatment sets, and an estimated 20 OctoNova pumps by the end of 2005, with an option to purchase up to an additional 2,000 treatment sets, subject to availability. We believe that Rheo Therapeutics plans to open a number of commercial treatment centers in various Canadian cities where RHEO Therapy will be performed. Dr. Jeffrey Machat, who is an investor in and one of the directors of Rheo Therapeutics, was a co-founder and former director of TLC Vision.

      As of November 12, 2004, we have enrolled a total of 161 patients in MIRA-1. We have collected complete 12-month post-treatment data sets for 85 of these patients. Of the remaining 76 patients, 63 are in the process of treatment or follow-up and the treatment of 13 patients did not result in complete data sets. We are seeking to enroll an additional 19 patients in MIRA-1 with the goal of enrolling a total of 180 patients, from which we intend to derive the required 150 complete 12-month post-treatment data sets. We are seeking to complete enrollment for MIRA-1 by the end of 2004. We intend to submit to the FDA the first three of four modules of the PMA filing, the non-clinical portion, before the end of 2004. We intend to submit the fourth module, which consists of the follow-up clinical data, in two components. We expect that we will submit the first component following completion of our six-month data on at least 150 data sets, including the 12-month data sets for all patients for whom it is available; and that we will submit the second component following completion of our 12-month data on at least 150 data sets.

Revenues

      To date, we have derived the majority of our revenues from sales of the OctoNova pump and disposable treatment sets, which include two disposable filters and tubing, to OccuLogix, L.P., which then sells the pumps and treatment sets to three clinics in Canada, one of which is a related party, RHEO Clinic Inc., a subsidiary of TLC Vision. Historically, we set sales prices at a level which would reimburse our cost of sales excluding the effects of ongoing minimum royalty commitment costs. Following the Reorganization, we expect that we will derive our revenues from sales of the OctoNova pump and disposable treatment sets directly to RHEO Clinic Inc., and to other commercial providers of RHEO Therapy in Canada. We believe that, in the future, sales of disposable treatment sets will provide a recurring source of revenue and that the percentage of our revenues that we derive from disposable treatment sets will increase over time as our installed base of OctoNova pumps increases. We also expect to derive additional revenues from miscellaneous services for calibration, maintenance and training, which are not already included in the initial sale and service of the RHEO System.

      OccuLogix, L.P.’s primary customer is RHEO Clinic Inc., a subsidiary of TLC Vision, for which OccuLogix, L.P. has reported revenues of $343,564, $409,685, $459,730 and $0 for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002, respectively. RHEO Clinic uses the RHEO System to treat patients, for which it charges its customers (the patients) a per-treatment fee. RHEO Clinic has advised us that the OctoNova pumps purchased from OccuLogix, L.P. are capitalized as fixed assets to be depreciated over a period of five years on a straight line basis and the treatment sets are disposed of after each treatment and expensed as a cost of sale. RHEO Clinic has further advised us that all of its revenues, in Canadian dollars, of $507,834, $662,702, $836,696 and $0 for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002, respectively, are derived from sales to unrelated third parties. The revenues reported from RHEO Clinic are unaudited and have not been independently verified by us. However, management believes the amounts to be accurate.

Cost of Sales

      Cost of sales includes costs of goods sold and royalty costs. Our cost of goods sold consists primarily of costs for the manufacture of the RHEO System, including the costs we incur for the purchase of component parts from our suppliers, applicable freight and shipping costs, fees related to warehousing, logistics inventory management and recurring regulatory costs associated with conducting business in Canada and ISO certification. We currently have a contract with a related party which performs warehousing, shipping and inventory management for us in exchange for a fee. This contract permits us to terminate the contract upon notice at any time. We expect that we will terminate this contract once we have the necessary infrastructure to perform such functions internally.

      To acquire the necessary licensing and distribution rights for the components of the RHEO System, we have entered into agreements with Mr. Hans Stock and Dr. Richard Brunner, the owners of a patent that we license, that require us to pay them an aggregate of 2% of sales of the products we sell, with minimum required payments to Mr. Stock and Dr. Brunner in the aggregate amount of $25,000 during each calendar quarter. This resulted in royalty payments for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 of $75,000, $100,000 and $75,000, respectively. To date, the minimum required quarterly payments have exceeded the amounts that would have been payable absent the requirement of a minimum payment, and we are entitled to apply this excess in future periods if and when our revenue increases sufficiently to generate royalty payments in excess of the minimum payments. We treat these minimum royalty payments as an expense. We intend to use a portion of the net proceeds of this offering to accumulate inventory levels to help ensure our ability to meet forecasted sales levels if and when we obtain FDA approval. As a result of the expected increase in sales, we expect royalty payments to increase in the future.

      We have entered into an agreement with Mr. Stock in consideration for assisting us in procuring a distribution agreement with Asahi Medical relating to the filters used in the RHEO System and for his commitment to assist in the procurement of distribution rights for new product lines. This agreement with

Mr. Stock requires us to pay royalties of 5% of the price we pay to Asahi Medical for all products it supplies to us. We record these royalties as an expense when we sell the products. Royalty expenses incurred as a result of this agreement in the nine months ended September 30, 2004 and years ended December 31, 2003 and 2002 were $5,130, $9,234 and $598, respectively.

Operating Expenses

      Our operating expenses consist primarily of clinical and regulatory expenses and general and administrative expenses. Clinical and regulatory expenses consist primarily of those expenses related to MIRA-1. These expenses include payments to clinical trial sites for conducting the trial, costs of contract research organization and other non-employee consultants and experts and compensation and overhead for those of our employees who are primarily involved in clinical trial activities. We expect clinical and regulatory expenses to remain relatively constant until MIRA-1 and the related clinical trials are complete.

      General and administrative expenses consist primarily of the costs of corporate operations and personnel, rent and legal and accounting expenses. As of October, 2004, we had 17 full-time employees. We expect that general and administrative expenses will increase in the future as we incur additional costs related to the growth of our business, as well as the costs associated with becoming a public company, including the costs of annual and periodic reporting and investor relations programs. General and administrative expenses also include the cost of 1,352,500 stock options granted to seven employees, five directors and three consultants in December 2003 at an exercise price of $0.99, the intrinsic value of which management estimated to be $15,905,400. The value of the options is being expensed over the vesting period with a monthly charge to general and administrative expenses of $513,077. In December 2003, we expensed $513,077. In 2004, we expensed $1,539,231 in each of the first, second and third quarters. We will expense the remainder of $10,774,630 during the period in which we complete this offering. Of these stock options, 500,000 options were granted to Elias Vamvakas, 300,000 options were granted to Irving Siegel, 100,000 options were granted to William Dumencu and 80,000 options were granted to David Eldridge. 372,500 options were granted to other employees, directors and consultants. Management estimated the intrinsic value of these options based on a range of then expected offering prices of our initial public offering. Management expects to issue stock options in the future to compensate and attract employees and directors.

      Historically, we have not incurred any sales and marketing expense because we have had limited commercialization and because recent sales have been to OccuLogix, L.P. In September 2004, we hired two full-time employees to begin establishing sales and marketing efforts to promote the use of the RHEO System in Canada and, upon FDA approval, in the United States. We expect to begin incurring sales and marketing expenses following the Reorganization and we expect these expenses to increase substantially in the future.

Other (Expenses) Income

      Other (expenses) income consists primarily of interest, foreign exchange and a 50% share of equity earnings from OccuLogix, L.P.’s activities. Interest expense includes interest on convertible debentures and promissory notes, interest on amounts due to stockholders and the accretion of the value we assign to our outstanding warrants.

Results of Operations

      The components of the RHEO System have been given regulatory approval in Canada. Our sole customer, OccuLogix, L.P., is actively commercializing the sale of the RHEO System in Canada. Currently the cost of the treatments in Canada is not covered by third parties such as insurance companies or government health programs. As a result, sales levels have remained modest. We intend to pursue reimbursement of the treatment in Canada but believe that it will be necessary that both FDA approval of the RHEO System and a National Coverage Decision to reimburse patients for RHEO Therapy treatments be obtained before we will be successful in obtaining reimbursement in Canada.

      At September 30, 2004, we had 1,943,399 options outstanding, of which 1,352,500 were issued in December 2003, which is within twelve months of our most recent balance sheet date, and which have been accounted for based on their intrinsic value as determined based on a range of the then expected price of our initial public offering. While we believe that the exercise price of these options was based on fair value at the time of grant, we understand that the SEC has provided guidance which suggests that options issued within twelve months of an initial public offering should be retrospectively accounted for using the intrinsic value unless supported by significant third party transactions.

      The original value assigned to the options in December 2003 was consistent with the price used in the conversion of the Asahi Medical note to common stock at $0.98502 per share on November 30, 2003. It was also consistent with the price used in a subsequent offering to existing investors under our Investor Rights Agreement which provided an opportunity for our stockholders to maintain their ownership percentages subsequent to the Asahi Medical conversion. The $0.98502 per share price was established based on the pricing of our June 2003 agreement with TLC Vision and Diamed to fund $7.0 million in convertible debt. Discussions with Asahi Medical were ongoing at the time of the TLC Vision and Diamed transaction and we established a price that remained constant until the Asahi Medical note conversion occurred in November 2003. During the intervening period from June 2003 to November 2003, we did not experience any significant changes in our operations, including but not limited to our efforts related to clinical and regulatory activities which would have generated increased share value.

      We believe that prior to 2004 there was no progression in the value of the common stock. In early 2004, enrollment in the MIRA-1 clinical trial increased which in turn resulted in analysts following TLC Vision to ascribe increasing value in analysts reports to the investment by TLC Vision in us. In March 2004, we began discussions with underwriters about the current offering process. Continued enrolment in MIRA-1 and the related clinical trials, expansion of the management team, a signed sales agreement for Canadian clinics and a greater acceptance of RHEO Therapy have had an impact on the value ascribed to us in this offering.

      The exercise price of stock options issued prior to 2003 was based on our most recent financing transactions. We consider these transactions to be indicative of fair value of our common stock.

      The options granted in December 2003 have an intrinsic value of $15,905,400, which would decrease to $10,833,525 based on the mid-point of our current estimated initial public offering price range. The remaining 590,899 options outstanding were not accounted for based on their intrinsic value and the estimated fair value for these options as based on the mid-point of our current estimated offering range is $5,318,091.

      Significantly impacting the results of operations is the issuance of 1,352,500 options in December 2003 at an exercise price of $0.99, of which 657,500 were issued to employees, 600,000 were issued to directors and 95,000 were issued to consultants. We estimated the intrinsic value of these stock options to be $15,905,400, to be expensed over the 31 month vesting period at $513,077 per month starting in the month of December 2003. Management estimated the intrinsic value of these options based on a range of then expected offering prices of our initial public offering.

      Subsequent to the transaction in June 2003 in which TLC Vision and Diamed agreed to invest a combined $7.0 million in convertible debentures and $5.0 million in non-convertible debentures issued by us, we increased our efforts to complete the MIRA-1 clinical trial, resulting in increased clinical trial costs in the second half of 2003 as new trial sites were established. Clinical trial costs increased further in the first half of 2004 as these trial sites started incurring costs for the screening and enrollment of patients. The total potential funding of $12.0 million from TLC Vision and Diamed represented the forecasted costs to complete the MIRA-1, associated crossover clinical trials and associated corporate overhead costs. Enrollment in the MIRA-1 clinical trial had fully resumed by June 30, 2004, with a goal of achieving enrollment of the remaining patients by December 2004. We are planning to use approximately $5.3 million to $6.6 million of the proceeds of this offering to complete the MIRA-1 trial, a related crossover trial and additional anticipated clinical trials.

      Following the Reorganization, we expect revenues to increase to reflect direct sales to clinics using the RHEO System, while cost of sales is expected to remain materially unchanged. Clinical and regulatory expenses will not be impacted by the Reorganization but general and administrative expenses will increase, reflecting the creation of the organizational structure necessary for the commercialization process. We will also begin to incur sales and marketing expenses related to establishing sales and marketing efforts to promote the use of the RHEO System in Canada and, upon FDA approval, in the United States.

     Nine Months Ended September 30, 2004 and 2003

      Revenues. Revenues decreased by 47% to $189,373 for the nine months ended September 30, 2004 from $360,239 for the nine months ended September 30, 2003. This decrease was due to lower patient volumes in the first half of 2004 which we principally attribute to the impact of the SARS outbreak in Toronto in 2003. As a result of the outbreak, we believe our customers’ Toronto-based clinics experienced a decline in patient volumes and accumulated excess inventory in the second half of 2003 and therefore reduced their orders in early 2004. In the third quarter of 2004, our customers’ Toronto-based clinics increased their orders as patient volumes increased. OccuLogix, L.P. had revenues and net profit of $453,164 and $16,845, respectively, for the nine months ended September 30, 2004 and revenues and net profit of $414,185 and $36,137, respectively, for the nine months ended September 30, 2003.

      Cost of Sales. Cost of sales decreased by 39% to $264,439 for the nine months ended September 30, 2004 from $434,125 for the nine months ended September 30, 2003, as a result of the decrease in sales in the period.

      General and Administrative Expenses. General and administrative expenses increased by 734% to $5,676,639 for the nine months ended September 30, 2004 from $680,585 for the nine months ended September 30, 2003. This increase resulted primarily from the requirement to expense the intrinsic value of options granted in December 2003 over the 31 month vesting period of these options. Management estimated the intrinsic value of these options to be $15,905,400 which resulted in a monthly expense of $513,077 over the vesting period of these options. The expense for the nine months ended September 30, 2004 was $4,617,693, with no comparable expense for the nine months ended September 30, 2003. These options fully vest upon an initial public offering, at which time any unamortized intrinsic value is to be fully expensed. Employee and related travel costs increased 36% to $454,660 for the nine months ended September 30, 2004 from $334,194 for the nine months ended September 30, 2003 as a result of our having received sufficient additional funding at the end of the first half of 2003 to fully resume operations and the hiring of new employees in 2004. Expenses related to the hiring of professionals increased 115% to $425,037 for the nine months ended September 30, 2004 from $197,456 for the nine months ended September 30, 2003, due primarily to costs related to the audit process.

      Clinical and Regulatory Expenses. Clinical and regulatory expenses increased by 554% to $2,092,466 for the nine months ended September 30, 2004 from $319,882 for the nine months ended September 30, 2003, as a result of increased activities associated with MIRA-1. We increased our activities as a result of additional funding we have received from TLC Vision and Diamed since July 2003.

      Sales and Marketing Expenses. Sales and marketing expenses were $22,454 for the nine months ended September 30, 2004 with no comparable expense for the nine months ended September 30, 2003. In the third quarter of 2004, we hired new employees to begin establishing sales and marketing efforts to promote the use of the RHEO System in Canada and, upon FDA approval, in the United States.

      Other (Expenses) Income. Other (expenses) income totaled an expense of $28,532 for the nine months ended September 30, 2004, a decrease of 19% from an expense of $35,386 for the nine months ended September 30, 2003. This change was due primarily to a 79% decrease in net interest expense to $12,130 in the nine months ended September 30, 2004 from $56,371 in the nine months ended September 30, 2003 due to the conversion of certain debt into common stock. This decrease was partially offset by the net reduction in the equity income from our investment in OccuLogix, L.P. from $15,569 for the nine months ended September 30, 2003 to $0 for the nine months ended September 30, 2004 due to OccuLogix, L.P.’s cumulative loss to September 30, 2004 of $8,431. Also, foreign currency exchange loss was $22,402 for the nine months ended September 30, 2004, as compared to a foreign exchange gain of $2,063 for the nine months ended September 30, 2003 due to foreign exchange rate fluctuations.

     Years Ended December 31, 2003 and 2002

      Revenues. Revenues increased by 315% to $390,479 for the year ended December 31, 2003 from $94,100 for the year ended December 31, 2002 reflecting the first full year of our commercial sales subsequent to the closure of the Rheotherapy Center in the United States in 1999. Revenues in the second half of 2003 of $30,240 were substantially lower than first half 2003 revenues of $360,239. We believe this decrease resulted from the outbreak of SARS in Toronto which caused our customers’ Toronto-based clinics to experience a decline in patient volumes. This caused our customers to accumulate excess inventory in the second half of 2003 due to fixed ordering commitments. As a consequence, our customers reduced orders in early 2004 to reduce inventory. OccuLogix, L.P.’s revenues and net loss increased to $486,394 and $20,308, respectively, for the year ended December 31, 2003, from revenues and a net loss of $0 and $5,068, respectively, for the period ended December 31, 2002.

      Cost of Sales. Cost of sales increased by 204% to $482,780 for the year ended December 31, 2003 from $158,694 for the year ended December 31, 2002. This increase was due to an increase in the number of treatment sets sold and a resulting increase in the amount of royalty payments paid.

      General and Administrative Expenses. General and administrative expenses increased by 249% to $1,564,362 for the year ended December 31, 2003 from $448,856 for the year ended December 31, 2002. This increase resulted primarily from the requirement to expense the intrinsic value of options granted in December 2003 over the 31 month vesting period of these options. Management estimated the total intrinsic value of these options to be $15,905,400, resulting in an additional expense of $513,077 for the month of December 2003, representing one month in which this expense was incurred in 2003. There was no comparable expense for the year ended December 31, 2002. These options fully vest upon an initial public offering at which time any unamortized intrinsic value would be fully expensed. Employee and related travel costs increased 131% to $468,000 for the year ended December 31, 2003 from $203,000 for the year ended December 31, 2002 reflecting the receipt of sufficient funding in the second half of 2002 and the end of the first half of 2003 to fully resume operations. Expenses related to the hiring of professionals increased 307% to $374,000 for the year ended December 31, 2003 from $92,000 for the year ended December 31, 2002 due to the increased costs of finance support and audit fees not incurred in 2002 and increased legal costs incurred to reestablish agreements, review and adjust as required existing contracts and address operational legal issues. Director fees, which include the amortization of vesting options granted to directors, increased 42% to $98,000 for the year ended December 31, 2003 from $69,000 for the year ended December 31, 2002 due to the resumption of reimbursement of directors in the second half of 2003. Administrative costs increased 35% to $100,000 for the year ended December 31, 2003 from $74,000 for the year ended December 31, 2002 reflecting the receipt of sufficient funding in the second half of 2002 and the end of the first half of 2003 to fully resume operations.

      Clinical and Regulatory Expenses. Clinical and regulatory expenses decreased by 49% to $731,166 in the year ended December 31, 2003 from $1,446,662 for the year ended December 31, 2002. This reflects a decrease in clinical trial activity as a result of reduced available funding for MIRA-1.

      Other (Expenses) Income. Other (expenses) income, decreased by 91% to an expense of $82,059 for the year ended December 31, 2003 from an expense of $921,485 for the year ended December 31, 2002. This decrease was primarily due to lower interest expense as a result of the conversion of certain convertible debentures into convertible preferred stock.

     Years Ended December 31, 2002 and 2001

      Revenues. Revenues increased to $94,100 for the year ended December 31, 2002 from $0 for the year ended December 31, 2001, due to the commencement of commercial activities in July 2002. OccuLogix, L.P. was formed on July 25, 2002. Revenues and net loss for the period from July 25, 2002 to December 31, 2002, was $0 and $5,068, respectively.

      Cost of Sales. Cost of sales increased to $158,694 for the year ended December 31, 2002 from $0 for the year ended December 31, 2001, due to the commencement of sales activities in July 2002 and the resulting related royalty payments.

      General and Administrative Expenses. General and administrative expenses decreased by 51% to $448,856 for the year ended December 31, 2002 from $911,100 for the year ended December 31, 2001, primarily due to a reduction of employee and related travel costs of 69% to $203,000 for the year ended December 31, 2002 from $645,000 for the year ended December 31, 2001. The reduced employee and related travel costs reflect the reduction in staffing levels from ten employees to one in August 2001 as a result of reduced available funding. Staffing levels did not increase again until August 2002 when sufficient additional funding was raised to increase clinical trial activities. Remaining general and administrative costs decreased 8% to $246,000 for the year ended December 31, 2002 from $266,000 for the year ended December 31, 2001 in line with the reduced available funds.

      Clinical and Regulatory Expenses. Clinical and regulatory expenses decreased by 23% to $1,446,662 in the year ended December 31, 2002 from $1,873,223 for the year ended December 31, 2001. This was caused by a decrease in clinical trial activity as a result of reduced available funding during the first half of 2002.

      Other (Expenses) Income. Other (expenses) income decreased by 31% to an expense of $921,485 for the year ended December 31, 2002 from an expense of $1,342,303 for the year ended December 31, 2001, due to lower interest expense as a result of the conversion of certain convertible debentures into convertible preferred stock.

Liquidity and Capital Resources

      Since inception, we have funded our operations through private placements of our equity securities and through borrowings from financial institutions and others.

      Cash at September 30, 2004 was $0.8 million. To date we have used the largest portion of our cash to finance the ongoing costs of the MIRA-1 clinical trial, as well as losses generated by our operations. In the future, we expect that we will continue to use our cash resources to fund losses generated by our operations, to conduct the MIRA-1 clinical trial, to accumulate inventory, to undertake other commercialization activities and to treat placebo patients from the MIRA-1 clinical trial.

      Since July 2003, we have used the monthly combined funding received from TLC Vision and Diamed of up to $350,000 in connection with our issuance of convertible debentures to fund current clinical trial activities. Our sole customer, OccuLogix, L.P., has recently experienced cash constraints resulting from its decreased sales, which has resulted in an increase in our amounts due from related parties. Despite declining sales, we continue to maintain our level of orders in line with supplier expectations, resulting in increased levels of inventory. We have reported an increased level of prepaid expenses in 2003 and 2004, representing advance payments to our participating MIRA-1 clinical research organization and clinical trial sites, and to insurance providers.

      As a result of increased funding in 2003 and 2004 from our convertible debenture transaction with TLC Vision and Diamed, we have been able to reduce our accounts payable and we continue to keep payments current to maintain positive supplier relationships. Expense accruals are increasing as a result of higher levels of clinical trial activity and costs associated with this offering.

      We have incurred losses since inception and have had a working capital deficiency in each of the last three years. As a result, we require additional funding to continue our operations. TLC Vision and Diamed have agreed to fund the remaining $1,900,000 available as of September 30, 2004 for borrowing under the convertible debentures prior to the closing of this offering. The convertible debentures require that these funds be used to complete MIRA-1 and related clinical trials. As indicated in the independent registered public accounting firm’s report included in this prospectus, our financial condition and history of losses has caused our auditors to express doubt as to whether we will be able to continue as a going concern. Management believes that the receipt of the funds available for borrowing under the convertible debentures and the estimated net proceeds of $44.8 million to be received from this offering, at an assumed offering price of $9.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions payable by us and estimated offering costs, will generate sufficient funds for our operations and other demands and commitments until the latter half of 2006.

      We are planning on using approximately $17.5 million to $18.8 million of the proceeds of this offering to build our organizational structure to prepare for commercialization in the United States, approximately $5.3 million to $6.3 million to complete the MIRA-1 clinical trial and related trials and approximately $9.5 million to $10.5 million to purchase and accumulate an inventory of components of the RHEO System to facilitate the rapid commercialization of the RHEO System in the United States if and when we receive FDA approval. The use of funds will be impacted by any delay in the completion of the MIRA-1 trial which would result in a corresponding delay in our commercialization efforts in the United States.

      Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Actual results could vary as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the rate of progress, cost and results of MIRA-1;

•	our ability to obtain FDA approval to market and sell the RHEO System and the timing of such approval;

•	whether government and third-party payors agree to reimburse RHEO Therapy;

•	the cost and timing of building the infrastructure and manufacturing capacity to market and sell the RHEO System;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of establishing sales, marketing and distribution capabilities; and

•	the effect of competing technological and market developments.

      Even if we receive regulatory approval for the RHEO System, we will not have significant product revenue until late 2006, at the earliest. Until we can generate a sufficient amount of product revenue, we expect to finance future cash needs through public or private equity offerings, debt financings, corporate collaboration or licensing arrangements or other arrangements, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate some of our commercialization efforts.

      The following table summarizes our contractual commitments as of September 30, 2004 and the effect those commitments are expected to have on liquidity and cash flow in future periods.

		Payments Due by Period

		Less than		More than
Contractual Commitments	Total	1 year	1 to 3 years	3 years

Operating leases	$41,175	$32,940	$8,235	$—
Royalty payments	$1,275,000	$100,000	$300,000	$875,000
Consulting and non-competition agreements	$75,000	$60,000	$15,000	$—

      Pursuant to the terms of our distribution agreement with MeSys GmbH, dated January 1, 2002, we undertook a minimum purchase commitment of 25 OctoNova pumps per year beginning after FDA approval of the RHEO System, representing an annual commitment after FDA approval of €405,000, or approximately $522,450. The marketing and distributorship agreement with Diamed provides for a minimum purchase of 1,000 OctoNova pumps during the period from the date of the agreement until five years after FDA approval, representing an aggregate commitment of €16,219,000, or approximately $20,922,510 based on current exchange rates.

      To ensure there is sufficient capacity and inventory to support our commercialization plan, we intend, in advance of FDA approval, to accumulate an inventory of filters and pumps to support a rapid product launch. In line with these intentions, in July 2004, we placed a purchase order with Asahi Medical for 9,600 Rheofilters for the period ended March 31, 2005, representing a total commitment of $1,920,000. This purchase order for 9,600 Rheofilters is in addition to our minimum purchase commitment under our agreement with Asahi Medical. Our minimum purchase obligations under our agreement with Asahi Medical are triggered six months after we receive FDA approval of the RHEO System.

      Pursuant to the terms of the distribution agreement with Asahi Medical, dated January 1, 2002, the Company undertook a commitment to purchase a minimum of 9,000, 15,000, and 22,500 each of Plasmaflo and Rheofilters in years 1, 2 and 3 respectively beginning six months after FDA approval of the RHEO System. Minimum purchase orders for the fourth year shall be determined immediately after the term of the first year by mutual consent but shall not be less than that of the previous year. This same method shall be used in subsequent years to determine future minimum purchase quantities such that minimum purchase quantities are always fixed for three years. Future minimum annual commitments after FDA approval are approximately as follows:

Year 1	$2,565,000
Year 2	$4,275,000
Year 3	$6,412,500

      In July 2004, we amended our Distribution Services Agreement with Apheresis Technologies, Inc. such that we would have the sole discretion as to when the agreement would terminate. In consideration of this amendment, we agreed to pay Apheresis Technologies $100,000 on the successful completion of our initial public offering.

     Cash Used in Operating Activities

      Cash used in operating activities for the nine months ended September 30, 2004 was $3,071,645. Changes in net cash provided by operating activities reflect net loss and other non-cash items netted against changes in working capital. Changes in working capital in 2001 reflected increased liabilities due to reduced funding and in 2002 and 2003 reflect the reduction of these liabilities due to the receipt of additional funding. Cash used in operating activities was $2,374,822, $2,125,533 and $1,461,439 for the years ended December 31, 2003, 2002 and 2001, respectively.

     Cash Used in Investing Activities

      Cash used in investing activities was $168,881 for the nine months ended September 30, 2004 and $175,780, $31,045 and $69,589 for the years ended December 31, 2003, 2002 and 2001, respectively. The primary use of the funds was the purchase of fixed assets of $170,528 for the nine months ended September 30, 2004 and $164,716, $24,151 and $39,430 for the years ended December 31, 2003, 2002 and 2001, respectively. Fixed asset expenditures were for medical equipment and OctoNova pumps to be used in clinical trials.

     Cash Provided by Financing Activities

      Cash provided by financing activities was $2,770,294 for the nine months ended September 30, 2004 and $3,185,311, $2,766,559 and $1,519,386 for years ended December 31, 2003, 2002 and 2001, respectively.

      Cash provided by financing activities primarily reflects issuances of convertible debentures, as well as the issuance of common stock in 2003 and the issuance of convertible preferred stock. In 2001, we issued $510,475 in series B convertible debentures and a secured promissory note for $1,000,000. In 2002, we issued $492,500 in series B convertible debentures, a $1,000,000 subordinated promissory note and 345,843 shares of series B preferred stock for gross cash proceeds of $2,000,000 less share issue costs of $725,854. Cash provided by financing activities in 2003 was from the issue of $2,650,000 in convertible grid debentures less issuance costs of $24,796 and 613,292 shares of common stock for $604,092. In the nine months ended September 30, 2004, we issued an additional $2,450,000 in convertible grid debentures and 327,370 shares of common stock for cash proceeds of $241,922. We also issued 379,284 shares of series A preferred stock for total cash proceeds of $1,281,841, of which $764,239 has been received and the balance of $517,602 has yet to be received as of September 30, 2004 and has been included in stockholders’ deficiency.

Critical Accounting Policies and Estimates

      Our discussion and analysis of financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to uncollectible receivables, inventories, income taxes, financial income, warranty obligations, excess component and order cancellation costs, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our audited consolidated financial statements.

     Revenue Recognition

      We recognize revenue from the sale of products when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured. Title passes upon shipment from our distribution facility. Since July 2002, our only customer has been OccuLogix, L.P. We have appointed OccuLogix, L.P. the sole distributor of the RHEO System and its component parts in North America, the Caribbean and Israel for commercial purposes. Pricing is reviewed quarterly and adjusted as required for futures sales. To date, OccuLogix, L.P.’s primary customer has been a subsidiary of TLC Vision.

     Inventory Valuation

      Inventory is recorded at the lower of cost and net realizable value and consists of finished goods. Cost is accounted for on a first-in, first-out basis.

     Functional Currency

      The currency of the primary economic environment in which we operate is the U.S. dollar. Substantially all of our sales are derived in U.S. dollars or in other currencies linked to the U.S. dollar. Purchases of substantially all of our materials and components are carried out in U.S. dollars or are linked to the U.S. dollar. As a result, we have determined that our functional currency is the U.S. dollar.

      Monetary balances in non-U.S. dollar currencies are translated into U.S. dollars using current exchange rates. Non-monetary balances in non-U.S. dollar currencies are translated into U.S. dollars using historic exchange rates. For non-U.S. dollar transactions reflected in our statements of operations, we use the exchange rates as of the transaction dates. Depreciation, amortization and changes in inventories and other changes deriving from non-monetary items are based on historical exchange rates. We record the resulting translation gains or losses as financial income or expenses, as appropriate.

     Stock-based Compensation

      We follow Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock-Based Compensation,” (“SFAS No. 123”). The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the fair value method set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. We have elected to continue to apply APB 25 in accounting for stock-based compensation.

      During the year ended December 31, 2003, we issued stock options on a date that, on such date, we expected would be within twelve months of the filing of the registration statement to which this prospectus relates. Accordingly, we estimated the intrinsic value of these stock options based on the estimated offering price of our common stock in this offering, which we are expensing over the vesting period of these options. These options will become fully vested upon the closing of this offering. Therefore, we will record the remaining unamortized stock compensation expense immediately during the period in which this offering occurs.

      Pursuant to SFAS No. 123, the weighted-average fair values of employee options granted during the years ended December 31, 2003, 2002 and 2001 (other than the stock options described immediately above) were $0.56, $0.77 and $0.17, respectively. The estimated fair value was determined using the following assumptions:

•	Volatility: 2003 — 75%, 2002 — 83%, 2001 — 83%

•	Expected life of option: 2003 — 4.1 years, 2002 — 8.9 years, 2001 — 10.0 years

•	Risk-free interest rate: 2003 — 2.15%, 2002 — 4.95%, 2001 — 4.88%

      Compensation expense associated with non-employee stock options was $36,568 and $150,994 for the nine months ended September 30, 2004 and 2003, respectively, and $196,686, $134,948 and $190,351 for the years ended December 31, 2003, 2002 and 2001, respectively. The fair value of these options was determined using the Black-Scholes fair value options model using the same assumptions above and is included in general and administrative expenses within the consolidated statement of operations.

Effective Corporate Tax Rate

     Income Taxes

      As of December 31, 2003, we had net operating loss carryforwards for federal income taxes of $25.6 million. Our utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in our ownership structure. The annual limitations may result in the expiration of net operating losses and credits prior to utilization.

      At December 31, 2003, we had deferred tax assets representing the benefit of net operating loss carryforwards and certain stock issuance costs capitalized for tax purposes. We did not record a benefit for the deferred tax asset because realization of the benefit was uncertain and, accordingly, a valuation allowance is provided to offset the deferred tax asset.

Quantitative and Qualitative Disclosure of Market Risk

     Currency Fluctuations and Exchange Risk

      All of our sales are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses are in Canadian dollars and euros. We cannot predict any future trends in the exchange rate of the Canadian dollar or euro against the U.S. dollar. Any strengthening of the Canadian dollar or euro in relation to the

U.S. dollar would increase the U.S. dollar cost of our operations, and affect our U.S. dollar measured results of operations. We do not engage in any hedging or other transactions intended to manage these risks. In the future, we may undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that is advisable to offset these risks.

     Interest Rate Risk

      The primary objective of our investment activity is to preserve principal while maximizing interest income we receive from our investments, without increasing risk. We believe this will minimize our market risk.

Recent Accounting Pronouncements

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). FIN No. 45 clarifies and expands on existing disclosure requirements for a guarantor regarding its obligations under certain guarantees it has issued. FIN No. 45 also requires that the guarantor must recognize a liability for the fair value of its obligations under certain guarantees. The provisions of FIN No. 45 are effective for guarantees entered into after December 31, 2002. At December 31, 2003 and September 30, 2004, the Company had no outstanding guarantees.

      In January 2003 (as amended in December 2003), the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). FIN No. 46 requires consolidation of a variable interest entity (“VIE”) by the primary beneficiary of the entity’s expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. FIN No. 46 is effective immediately for VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first reporting period ending after December 31, 2003 for those VIEs that are considered to be special purpose entities, and after March 15, 2004 for those VIEs that are not considered to be special purpose entities. The adoption of FIN No. 46 had no effect on our financial position or results of operations.

      In March 2003, the FASB reached a consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“Issue 00-21”). Issue 00-21 sets out criteria for whether revenue can be recognized separately from other deliverables in a multiple deliverable arrangement. The criteria consider whether the delivered item has stand-alone value to the customer, whether the fair value of the delivered item can be reliably determined and the rights of return for the delivered item. Adoption of Issue 00-21 is required for fiscal years beginning after June 15, 2003 and has not had an effect on the Company’s financial position or results of operations.

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS No. 150”). SFAS No. 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and other is effective at the beginning of the first interim period beginning after June 15, 2003. On August 27, 2003, the FASB issued a deferral of SFAS No. 150 for mandatorily redeemable shares of non-public companies and non-public companies will not be required to apply the provisions of SFAS No. 150 to mandatorily redeemable financial instruments until periods beginning after December 15, 2004. Based on securities outstanding as at September 30, 2004 the adoption of this standard is not expected to have an effect on our financial position or results of operations.

Recent Developments

      Immediately prior to the completion of this offering, we will acquire all of TLC Vision’s 50% ownership in OccuLogix, L.P. in exchange for the issuance to TLC Vision of 19,070,233 shares of our common stock.

This acquisition is contingent on the execution of an underwriting agreement for this offering and will result in us holding all of the licensing rights for the RHEO System in North America and the Caribbean.

      We intend to build the necessary infrastructure to implement our commercialization plans for the RHEO System throughout North America, purchase sufficient product to sustain projected sales requirements during the 12 to 18 months immediately following FDA approval, if and when received, and complete additional crossover treatments of placebo patients from MIRA-1 or other related filter trials required to fully effect the commercialization strategy utilizing the proceeds from this offering.

      We believe that the following represents a reasonable estimate of what the loss for the year ended December 31, 2003 and the nine months ended September 30, 2004 would have been if the transactions described under the “Reorganization” and in the notes to the unaudited pro forma financial statements included in this prospectus had occurred on January 1, 2003. The estimated loss for the year ended December 31, 2003 is due primarily to the expense of $15,905,400, representing the total intrinsic value of options granted in December 2003, which will fully vest upon an initial public offering. The total intrinsic value of these options is currently being expensed over the vesting period of the options in our historical statements of operations resulting in an expense of $513,077 for the year ended December 31, 2003, representing the first month in which this expense was incurred, and $4,617,693 for the nine-month period ended September 30, 2004. Also, included in operating expense in the pro forma statement of operations for the year ended December 31, 2003 is the amortization expense of $1,716,667 for the intangible asset acquired on the acquisition of OccuLogix, L.P., which is being amortized over a period of 15 years. Our acquisition of OccuLogix, L.P. will allow us to better control and retain all profits resulting from OccuLogix, L.P.’s Canadian operations and from our proposed commercialization. The estimated loss for the nine months ended September 30, 2004 includes an amortization of intangible asset expense of $1,287,500 which is not included in the historical statement of operations for the nine months ended September 30, 2004. However, the expense of $4,617,693, included in the historical statement of operations for the nine month period ended September 30, 2004, representing the intrinsic value of the vested portion of stock options granted in December 2003, will be reversed as the following summarized pro forma statements of operations have been prepared as if the transactions described under the “Reorganization” occurred on January 1, 2003.

      This analysis is neither a forecast nor a projection of future results. This analysis should be read together with our unaudited pro forma consolidated financial statements for the nine month period ended September 30, 2004 and the year ended December 31, 2003 and the related notes, all as included elsewhere in this prospectus.

	Pro Forma Statement of Operations

	Year Ended	Nine Months Ended
	December 31, 2003	September 30, 2004

	(expressed in thousands of U.S. dollars)
	(unaudited)
Revenues	$486	$453

Cost of Sales
Cost of goods sold	248	230
Royalty costs	109	80

Gross margin	129	143
Operating expenses	19,751	4,660
Other expenses	82	27

Net loss for the period	$(19,704)	$(4,544)

BUSINESS

Overview

      We are an ophthalmic therapeutic company founded to commercialize innovative treatments for eye diseases, including age-related macular degeneration, or AMD. AMD is the leading cause of late onset visual impairment and legal blindness in people over the age of 50 in the United States and other Western industrialized societies. We believe that Dry AMD, the most common form of the disease, afflicts approximately 13.0 to 13.5 million people in the United States, representing approximately 85% to 90% of all AMD cases. Although the exact cause of AMD is not known, researchers have identified several factors that are associated with AMD, including poor microcirculation and the gradual build-up of cellular waste material in the retina. We believe that improved microcirculation increases the supply of oxygen and nutrients to the compromised retina and facilitates the removal of cellular waste material from the retina. We believe that a treatment that improves microcirculation in the retina can help to enhance the metabolic efficiency of the retina and the removal of waste material and thereby aid in the treatment of Dry AMD. We believe there is a significant opportunity for such a treatment.

      Our product, the RHEO System, is designed to improve microcirculation in the eye by filtering high molecular weight proteins and other macromolecules from the patient’s plasma. The RHEO System is used to perform Rheopheresis, which we refer to under our trade name RHEO Therapy. Rheopheresis is a blood filtration process that selectively removes molecules from plasma. The RHEO System consists of the OctoNova Pump and a disposable treatment set, containing two filters, through which the patient’s blood circulates. We believe that the RHEO System is the only Dry AMD treatment to target what we believe to be the underlying cause of AMD rather than its symptoms and that, based on preliminary data, appears to demonstrate improved vision in some patients. The only currently accepted treatment option for persons with advanced cases of Dry AMD are over-the-counter vitamins, antioxidants and zinc supplements that can reduce the five-year risk of conversion to Wet AMD, the other form of the disease, by approximately 25%.

      We are currently conducting a pivotal clinical trial, called MIRA-1, which, if successful, is expected to support our application to the FDA to obtain approval to market the RHEO System in the United States. The MIRA-1 protocols require us to obtain a minimum of 150 complete clinical data sets. To that end, we intend to enroll a maximum of 180 patients in MIRA-1. We have enrolled 161 patients in MIRA-1 as of November 12, 2004. We plan to complete enrollment for MIRA-1 of the remaining 19 patients and submit the first three of four modules of the PMA filing to the FDA before the end of 2004. The non-clinical portion of the PMA consists of technical data relating to components of the RHEO System. In late 2001, with the permission of the FDA, we submitted an interim analysis of 36 complete data sets from the first 43 patients enrolled. The remaining seven patients did not complete all of the required follow-up and thus their results do not qualify as a complete data set. Of the 36 data sets analyzed, 11 were from placebo patients. Fifty-eight percent of, or 11 of 19, patients in the MIRA-1 interim analysis entering the clinical trial with worse than legal driving vision, which is defined as best corrected visual acuity, or BCVA, of worse than 20/40, improved to meet or exceed the requirements to regain a driver’s license. However, since MIRA-1 is a double masked, placebo-controlled study, we do not know the degree of such improvement, and we do not and will not have updated patient results until we have completed the clinical portion of the MIRA-1 study.

      As we cannot begin commercialization in the United States until we receive FDA approval, we do not expect to generate revenues in the United States until late 2006, at the earliest. However, in anticipation of commercialization in the United States, we are establishing a plan to educate members of the eye care community about RHEO Therapy. We are currently identifying multi-facility health care service providers including hospitals, dialysis clinics and ambulatory surgery centers, as well as private practices, which we believe may be interested in providing RHEO Therapy in their facilities. We believe that one of these potential providers may be TLC Vision Corporation, an eye care services company, which we believe has relationships with a large number of optometrists and ophthalmologists in the United States.

      In 2003, we received Health Canada approval for the components of the RHEO System. The approval allows us to market the RHEO System in Canada for use in the treatment of patients suffering from dysproteinemia due, for example, to abnormal plasma viscosity and/or macular disease. Upon receiving our approval, we began limited commercialization of the RHEO System through sales of OctoNova pumps and disposable treatment sets to three clinics in Canada. We believe that as of November 2004 approximately 142 patients in Canada have been treated by the RHEO System. In September 2004, we signed an agreement with a private Canadian company called Rheo Therapeutics Inc., which has agreed to purchase approximately 8,000 treatment sets and 20 OctoNova pumps by the end of 2005, with an option to purchase up to an additional 2,000 treatment sets, subject to availability. We believe that Rheo Therapeutics plans to open a number of commercial treatment centers in various Canadian cities where RHEO Therapy will be performed. Dr. Jeffrey Machat, who is an investor in and one of the directors of Rheo Therapeutics, was a co-founder and former director of TLC Vision.

      We have exclusive rights to commercialize the RHEO System for ophthalmic uses in North America and the Caribbean. In order to sell or export a medical device in the European community, a Conformité Européene, or CE Mark, is required. Although Rheopheresis for the selective removal of molecules from plasma received CE Mark approval in 1998, we do not have the rights to commercialize the RHEO System in Europe.

Our History and Major Relationships

      Shortly after our inception, we began commercialization of therapeutic apheresis by opening a therapeutic apheresis center in Florida. This site generated revenues of $900,200 and $1,277,800 for the years ended June 30, 1999 and 1998, respectively. The therapeutic apheresis center was closed in 1999 pursuant to a directive issued by the FDA. After obtaining an FDA investigational device exemption, we initiated a pivotal clinical trial called MIRA-1 to support an application to FDA for approval to market the RHEO System, and have conducted this trial since 1999.

Relationship with TLC Vision

      TLC Vision, after this offering, will beneficially own approximately 52.2% of our outstanding common stock, or 48.9% on a fully diluted basis. Elias Vamvakas, the Chairman and former CEO of TLC Vision, became our Chairman in 2003 and is now also our CEO. In addition, two of our other directors, Thomas N. Davidson and Richard L. Lindstrom, are also directors of TLC Vision. These three directors constitute the majority of our board. Mr. Vamvakas beneficially owns 3,527,047 common shares of TLC Vision, representing approximately 5.1% of TLC Vision’s outstanding shares. As of April 29, 2004, Mr. Davidson beneficially owned 54,827 common shares of TLC Vision and Dr. Lindstrom beneficially owned 38,500 common shares of TLC Vision. Stephen Kilmer, our Vice President, Corporate Affairs, is currently providing investor relations services to TLC Vision. Mr. Kilmer currently holds options to purchase 2,888 shares of TLC Vision that expire on November 30, 2004 with an exercise price of Cdn$13.69, options to purchase 1,750 shares that are exercisable or will become exercisable on December 1, 2004 at an exercise price of Cdn$4.09 for 875 shares and Cdn$4.04 for the remaining 875 shares, options to purchase 3,750 shares which will become exercisable on December 15, 2004 with an exercise price of Cdn$7.95 and options to purchase 2,500 shares which will become exercisable on January 2, 2005 with an exercise price of Cdn$1.82.

      Prior to this offering, we carried on our business directly and indirectly through OccuLogix, L.P., a Delaware limited partnership, beneficially owned 50% by us and 50% by TLC Vision. Prior to this offering, we will acquire TLC Vision’s 50% interest in OccuLogix, L.P. in exchange for which we will issue 19,070,233 shares of our common stock to TLC Vision.

      As part of the formation of OccuLogix, L.P. in July 2002, we licensed certain patent rights, trademark rights and know-how rights to OccuLogix, L.P. We also provided OccuLogix, L.P. with licenses to our in-house software as well as sublicensing software that we have licensed from TLC Vision. TLC Vision agreed to provide OccuLogix, L.P., upon request, with $200,000 in funding at an annual interest rate equal to the Bank of America prime rate of interest on the date the loan is made, plus two percent.

      Occulogix, L.P.’s primary customer is RHEO Clinic Inc., a subsidiary of TLC Vision, for which Occulogix, L.P. has reported revenues of $343,564, $409,685, $459,730 and $0 for the nine months ended

September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002, respectively. RHEO Clinic uses the RHEO System to treat patients, for which it charges its customers (the patients) a per-treatment fee. RHEO Clinic has advised us that the OctoNova pumps purchased from Occulogix, L.P. are capitalized as fixed assets to be depreciated over a period of five years on a straight line basis and the treatment sets are disposed of after each treatment and expensed as a cost of sale. Rheo Clinic has further advised us that all of its revenues, in Canadian dollars, of $507,834, $662,702, $836,696 and $0 for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002, respectively, are derived from sales to unrelated third parties. The revenues reported from RHEO Clinic are unaudited and have not been independently verified by us. However, management believes the amounts to be accurate.

      Dr. Jeffrey Machat, a co-founder of TLC Vision, served as a director of TLC Vision from 1993 to 1999. From 1993 to 2001, Dr. Machat served as a Co-National Medical Director of TLC Vision. Dr. Machat is an independent contractor to TLC Vision York Mills Centre and pays the Centre a per-procedure facility fee for using the Centre to perform LASIK on his patients. Based on public filings, we believe that Dr. Machat is a shareholder of TLC Vision but does not own more than 5% of the shares of TLC Vision. We have been advised that Dr. Machat is a co-founder, shareholder, one of its three directors and serves as Rheo Therapeutics’ National Medical Director. We have recently signed an agreement to provide the RHEO System in Canada to Rheo Therapeutics.

Other Major Relationships

      In October 2003, our stockholders created a new company called Rheogenx BioSciences Corporation to further develop the use of the current components of the RHEO System for non-ophthalmic uses. At that time, we licensed our rights to the RHEO System and associated intellectual property to them for these non-ophthalmic uses, only to the extent that we have them or acquire them in the future. Under the terms of our license with Rheogenx, Rheogenx has the right to use the RHEO System patent rights, know-how rights and trademark rights for non-ophthalmic uses in Canada, the United States and Mexico. Rheogenx is responsible for obtaining its regulatory approval to market any products that it develops or sells. In exchange for these rights, Rheogenx compensates us for the full cost of the license, including royalties and applicable license fees. The license agreement may be terminated upon any breach of a material provision.

      The components of the RHEO System were developed by our suppliers, Diamed and Asahi Medical. In 2002, Apheresis Technologies, which is managed by John Cornish, one of our stockholders, was spun off from us. Apheresis Technologies provides us with logistical support, including warehousing, order fulfillment, shipping and billing services. We have the right to terminate this agreement at any time. Our primary activities include commercialization of the RHEO System in Canada, working to obtain FDA regulatory approval for the RHEO System, and building an operating infrastructure to support potential U.S. sales following approval by the FDA. For a detailed description of our corporate structure and our subsidiaries, before and after the Reorganization, and following this offering, please refer to the “Reorganization” section in this prospectus beginning on page 66.

Industry

Overview of the Human Eye

      The human eye is composed of focusing elements in the front, the cornea and lens, and a light-sensing element in the back, the retina. Light falls on the photoreceptors that are part of the retina and is converted into electrical energy, which travels via the optic nerve to the brain. The brain processes the complex signals sent from the retina into vision. The central 5% of the area of the retina is the macula, the region responsible for seeing color and for the central vision necessary for activities including reading, face recognition, watching television and driving. Due to its extremely small size, any damage to the macula can result in significant visual impairment, including legal blindness. In the Western World, the major diseases that usually result in blindness in adults are those affecting the retina, including AMD.

Age-Related Macular Degeneration (AMD)

      AMD is a chronic, progressive disease of the macula that results in the loss of central vision. The most common symptoms include central distortion, loss of contrast sensitivity and loss of color vision, none of which can be corrected by refractive means, including glasses, contact lenses or laser eye surgery. Peripheral vision usually remains unaffected so that patients are often forced to look to the side of objects to see them, but are still unable to see detail. AMD typically affects people initially in one eye, with a high probability of occurrence in the second eye over time. People with AMD often have difficulty living independently and performing routine daily activities.

      We believe that approximately 15 million people in the United States suffer from AMD. According to a ten-year study published in Ophthalmology in October 2002, the prevalence of AMD among a selected sample of U.S. residents increased sharply with age, from 28.2% among people 65 to 74 years of age to 46.2% among people 75 years and older. A study by Duke University published in 2003 reported that the prevalence of AMD among a selected sample of U.S. residents aged 65 and older was 27% in 1999. According to the U.S. Census Bureau, the number of people in the United States aged 50 or older is approximately 80 million and is expected to increase by approximately 40% over the next two decades. We expect that this increase in the number of elderly people will result in a significant increase in the number of cases of AMD in the United States.

      AMD occurs in two forms — a non-exudative “dry” form and an exudative “wet” form.

      Dry AMD. Dry AMD is the most common form of the disease. We believe that Dry AMD affects approximately 13.0 to 13.5 million people in the United States, or approximately 85% to 90% of all AMD cases. Dry AMD is characterized by a gradual decrease of visual acuity, by pigment abnormalities on the macula and by the build-up of protein and lipid deposits, called drusen. This build-up of macromolecules affects the microcirculation in the eye. Research suggests that the retinal cells, overwhelmed by the lack of oxygen and nutrients and the build-up of debris, enter into a dysfunctional state of dormancy. Without treatment, the retinal cells ultimately die and do not regenerate, leading to irreversible vision loss either through the progression of Dry AMD or conversion to Wet AMD. Patients with Dry AMD are classified at the time of diagnosis into four categories of worsening severity. The higher the category, the greater the risk of progression, or conversion, to Wet AMD within five years.

      The following table contains the principal characteristics of each category as described by the AREDS Report No. 8:

Risk of Wet AMD
Category	in Five Years		Key Characteristics

Category 1	No Risk	•	no pigment changes and less than five small drusen
		•	BCVA(1) better than 20/32 in each eye
		•	neither eye with Wet AMD
Category 2	Low Risk	•	any combination of multiple small drusen, one isolated
	(Less than 2%)		intermediate drusen or mild pigment abnormalities in one or both eyes
		•	BCVA better than 20/32 in each eye
		•	neither eye with Wet AMD
Category 3(2)	Moderate Risk	•	any combination of at least one large drusen, extensive
	(18%)		intermediate drusen or geographic atrophy not involving the central macula
		•	neither eye with Wet AMD
		•	BCVA better than 20/32 in at least one eye
Category 4(2)	High Risk	•	one eye with no signs of Wet AMD
	(More than 42%)	•	other eye with either Wet AMD or BCVA worse than 20/32 due to Dry AMD.

(1)	BCVA means best corrected visual acuity.

(2)	Categories 3 and 4 are commonly referred to as “Advanced Dry AMD”.

     Wet AMD. We believe that Wet AMD affects approximately 1.5 to 2.0 million people in the United States, representing approximately 10% to 15% of all cases of AMD in the United States. Wet AMD occurs when new blood vessels grow into the macular tissues of the eye. This abnormal blood vessel growth generally is known as neovascularization. These new blood vessels tend to be fragile and often bleed, leaking fluid into the macula, resulting in loss of vision. Untreated, this blood vessel growth and leakage can lead to scarring, atrophy and, eventually, macular cell death. Wet AMD patients experience vision loss more rapidly than Dry AMD patients, usually within months of diagnosis. If treatment is not received in this small window of time, the damage is usually irreversible. As a result, the number of people who have Wet AMD that are considered “potentially treatable”, or hoping for significant, positive visual outcomes, will stay relatively small each year as opposed to the number of people who have Dry AMD.

Treatment Alternatives for Wet and Dry AMD

Wet AMD

      There is currently no cure for Wet AMD. However, retinal specialists may treat the symptoms in an attempt to reduce blood vessel growth and leakage, using one of very few approved therapies currently available — thermal laser treatment, photodynamic therapy and drug therapies. In addition, there are currently more than 30 therapies being evaluated in U.S. clinical studies for the treatment of Wet AMD. These treatments may slow the progression of the disease, but do not prevent the reoccurrence of abnormal blood vessel growth and do not restore lost vision.

•	Thermal Laser Treatment and Photodynamic Therapy. Thermal laser treatment of Wet AMD entails the use of a high-energy laser to destroy the abnormal blood vessels that are growing and leaking in the macula. This is a surgical procedure involving a medical device that was approved more than two decades ago by the FDA. Because the laser-treated portions of the retina are irreversibly destroyed due to collateral damage from intense heat, thermal laser treatment generally is now used only for the minority of Wet AMD patients whose abnormal blood vessel growth and vessel leakage occur away from the center of the macula. A more targeted approach, photodynamic therapy, involves the use of a light-activated drug named Visudyne, which was developed by QLT, Inc. This therapy involves a two-step process in which the drug is administered systemically by intravenous infusion, after which a dose of low energy light is delivered to the target site to activate the drug and destroy the newly-grown abnormal blood vessels.

•	Drug Therapies. Rather than attempting to destroy abnormal blood vessels, many drug therapies are designed to slow or stop the proliferation of abnormal blood vessels before they can further damage the retina. Current ongoing drug therapies in clinical trials for Wet AMD, which have been developed by Eyetech Pharmaceuticals, Inc., Genentech, Inc. and Genaera Corporation, are believed to block the effect of vascular endothelial growth factor, a natural protein that stimulates the production and growth of blood vessels, using different mechanisms of action. Alcon Laboratories, Inc.’s Retaane is a modified steroid targeting enzymes produced by stimulated blood vessels by blocking the effects of multiple growth factors.

Dry AMD

      Dry AMD is not a well-understood disease and there is no medical consensus regarding its underlying cause. As a result, there have been few resources devoted to developing a therapy for Dry AMD. However, there is some research that suggests a vascular component to the disease. This “vascular model” suggests that Dry AMD results from a disorder of the vascular microcirculation in the retina which leads to a reduction in the amount of oxygen and nutrients that reach the retina. This disorder also results in the accumulation of debris between the cellular layers of the retina and the subsequent formation of drusen. In addition, new studies have shown that AMD progression may be related to the presence of elevated blood levels of certain macromolecules. Current research has identified a number of high molecular weight blood components that may have a detrimental effect on normal cellular functions and microcirculation.

      There is currently no FDA-approved therapy for Dry AMD. Dry AMD is diagnosed and monitored by a primary eye care doctor, such as an optometrist or ophthalmologist, through a routine retinal exam. The AREDS Report provides evidence that vitamin, antioxidant and zinc supplements only reduce the five-year risk of conversion into Wet AMD by up to 25% for Category 3 and Category 4 Dry AMD cases. Regardless of the supplement treatments, Dry AMD may ultimately lead to irreversible vision loss, whether or not it converts into Wet AMD.

Potential Causes of AMD

      The precise cause of AMD is not known. However, researchers have identified certain factors that are associated with AMD:

•	Reduced Metabolic Efficiency of Retina. The macula must be able to function at an extremely high rate of metabolic efficiency to provide sharp vision. The macula, therefore, has an unusually high nutrient and oxygen requirement. Intact cell transport mechanisms are required to supply the necessary nutrients and oxygen. In addition to blood vessels in the retina, the macula receives its blood supply from a tiny meshwork of blood vessels, called the choroid, which lies underneath the retina. The blood supply in this network decreases in older people but even more so in some AMD patients. It has been proposed that the decreased blood flow in the retina of AMD patients reduces the metabolism in the retina resulting in significant degradation of visual function.

•	Poor Waste Material Disposal. Conversion of light in the retina into electrical energy is a photochemical process which produces a large quantity of cellular waste materials. Some researchers believe that life-long environmental, oxidative and chemical stresses progressively injure eye tissues, making it more difficult to clear away the waste material generated by the vision-producing cells. This may explain why waste products like drusen are often seen in the retinas of AMD patients and why their presence is associated with an increased risk of progressive vision loss.

      We believe that a treatment that improves microcirculation in the retina can help to enhance the metabolic efficiency of the retina and the removal of waste material and thereby aid in the treatment of Dry AMD. We believe there is a significant market opportunity for such a treatment.

Our Solution

      The RHEO System, which consists of a pump and a disposable treatment set, containing two filters, is designed to filter high molecular weight proteins and macromolecules from the patient’s plasma, leading to improved microcirculatory function. Researchers involved in MIRA-1 believe that blood filtered with the RHEO System is able to flow more easily through the tiny capillaries of the eye and that the resulting improved microcirculation more effectively supplies the macular cells with oxygen and nutrients which facilitates removal of cellular waste materials. RHEO Therapy represents a fundamentally new approach to treatment of Dry AMD and offers the following potential benefits:

•	Addresses a large AMD patient population with limited current treatment options. Current Wet AMD treatments are effective only on patients who are newly-diagnosed with Wet AMD, of which there are approximately 200,000 in the United States each year. RHEO Therapy, however, is a treatment for most patients in the Category 3 and Category 4 Dry AMD populations, which, according to the AREDS Report, represents approximately 54% of the total U.S. AMD patients, or currently approximately 8 million people. RHEO Therapy is not appropriate for everyone in the Category 3 and Category 4 Dry AMD population. For example, RHEO Therapy would not be appropriate for potential patients who may have existing ailments that would make it unsafe for them to receive any blood transfusion type procedure.

•	Preserves or improves vision of Dry AMD patients. Success in treating AMD is generally measured by the ability to slow or halt progression of the disease. We believe that RHEO Therapy is currently the only Dry AMD therapy that, based on preliminary data, appears to demonstrate improved vision in some patients. Furthermore, 58% of, or 11 of 19, patients in the MIRA-1 interim analysis entering the clinical trial with worse than legal driving vision improved to meet or exceed the requirements to regain a driver’s license. However, since our MIRA-1 protocol does not require us to follow patients beyond 12 months, we have no data which would allow us to evaluate whether RHEO Therapy is effective on a long-term basis.

•	Patient-friendly procedure. RHEO Therapy is a form of therapeutic apheresis, a procedure that selectively removes molecules from the plasma. Apheresis has been used safely for more than twenty years in the United States and Europe to treat various diseases including leukemia, rheumatoid arthritis, sickle cell disease and several other medical conditions. The initial course of RHEO Therapy requires eight procedures over a 10- to 12-week period, with each procedure lasting between two and four hours depending on patient weight and height. Patients recline in a comfortable chair and typically listen to music or otherwise relax during the procedure. As with any medical procedure, there are potential side effects associated with RHEO Therapy, which are all temporary and generally mild, including drops in blood pressure, abnormal heart rate, nausea, chills and localized bleeding, swelling, pain and numbness in the area of the arms where the needles are inserted. Although RHEO Therapy is a patient-friendly procedure, it is time consuming, with an initial course of RHEO Therapy requiring eight procedures taking between two and four hours each, given over a 10- to 12-week period.

•	Limited barriers to adoption for eye care professionals and health care service providers. We believe that the RHEO System requires lower capital expenditures and less physical space than equipment used in many other procedures performed by eye care professionals, including laser vision correction and cataract surgery. The RHEO System requires no special installation and minimal maintenance costs. We believe that RHEO Therapy, which can be administered by a nurse, can be easily integrated into our customers’ workflow and offers an attractive source of additional revenues for both facilities and providers. However, our success is dependent upon achieving widespread acceptance of RHEO Therapy among ophthalmologists and optometrists who may be reluctant to accept RHEO Therapy.

•	Cost-effective procedure. The initial course of RHEO Therapy is initially expected to cost between $16,000 and $25,600. We believe that Medicare and third-party payors will determine that the benefits of RHEO Therapy will justify the cost of reimbursement. However, should Medicare and third-party payors decline to provide coverage of RHEO Therapy or set broad restrictions on patient coverage or on treatment settings in which RHEO Therapy is covered, our potential revenues may be significantly limited, particularly if potential patients deem our treatment to be too expensive. Nonetheless, we believe that to the extent that RHEO Therapy is not reimbursed by the government or private third-party payors, some patients with the economic means to do so will be willing to pay for RHEO Therapy themselves in order to avoid the consequences of uncorrectable impaired vision, including, but not limited to, the inability to drive.

Our Strategy

      Our goal is to establish RHEO Therapy as the leading treatment for Dry AMD in North America. Key elements of our strategy include:

•	Creating a plan to develop market awareness of RHEO Therapy by educating eye care professionals and patients. If RHEO Therapy is approved by the FDA, we intend to increase market awareness of RHEO Therapy by identifying and developing relationships with key opinion leaders in each of the eye care disciplines, including ophthalmologists and optometrists. We believe that these opinion leaders, some of whom are investigators in MIRA-1, will help establish acceptance for RHEO Therapy. If and when the FDA grants approval for the RHEO System, we intend to launch a public relations campaign targeted directly at patients and advocacy groups to alert them of our treatment. Members of our management team were leaders in creating market awareness of laser vision correction when it was introduced to the North American market in the 1990s, and, in doing so, were effective in creating relationships with a large number of optometrists and ophthalmologists in the United States.

•	Establishing third-party reimbursement for RHEO Therapy. We believe that an insurance billing code established by the American Medical Association in January 2003 accurately characterizes the RHEO Therapy procedure. This code identifies therapeutic apheresis with extracorporeal selective adsorption or selective filtration and plasma reinfusion. The procedure for which this billing code currently applies is a category of low density lipids, or LDL, apheresis, which partially filters the “bad” cholesterol from the blood plasma. If and when the FDA grants marketing clearance for the

RHEO System, we plan on seeking a Medicare National Coverage Determination for RHEO Therapy for specified patients with Dry AMD, with the goal of securing Medicare coverage under the existing procedure code for use in treatment of Dry AMD. Currently, Medicare covers and pays for other FDA-licensed services billed with this code only when performed in a hospital outpatient setting. A payment rate for FDA-licensed services billed with this code when performed in a physician Medicare office-based setting has been established by CMS effective on January 1, 2005. If RHEO Therapy is cleared for marketing by the FDA and covered by Medicare for treatment of Dry AMD, we believe that this Medicare office-based reimbursement policy will similarly apply for this procedure and will provide a significant positive impact on our revenues. We also plan to assist our customers in securing coverage and appropriate reimbursement for RHEO Therapy from Medicare and private insurers through a dedicated reimbursement group and the provision of detailed supporting documentation.

•	Securing relationships with key multi-facility health care service providers. To facilitate a rapid rollout of the RHEO System if and when we receive FDA approval, we are identifying key groups of multi-facility health care service providers, including hospitals, dialysis clinics and ambulatory surgery centers, as well as private practices, which may be future treatment centers for the RHEO System. To date our marketing activities have been limited to identifying to whom we will choose to market if and when we receive FDA approval. We are not currently in negotiations with any U.S. healthcare service provider to supply or license the RHEO System, nor can we pursue any such relationship unless and until we receive FDA approval. In advance of commercialization in the United States, we intend to develop a plan to ensure that there is an adequate supply of trained nurses to support our service provider partners. We intend to leverage the experience of clinics in Canada currently using the RHEO System to assist in training nurses and our service provider partners in advance of FDA approval. The components of the RHEO System have had Health Canada approval since 2003. We currently supply three clinics in Canada which commercially provide RHEO Therapy to Dry AMD patients with the RHEO System at the direction of their physician. We have recently signed an agreement to provide the RHEO System in Canada to a private company called Rheo Therapeutics Inc. Dr. Machat, who is an investor in and one of the directors of Rheo Therapeutics, was a co-founder and former director of TLC Vision. We believe that our experience in Canada and the experience of one of our principal stockholders in Germany will allow us to develop best practice guidelines for integrating RHEO Therapy into a clinic setting.

•	Ensuring sufficient manufacturing capacity and inventory to support our commercialization plan. We intend to work with our manufacturing and supplier partners to ensure that there is sufficient capacity and inventory to support our commercialization plans. In advance of FDA approval, we intend to accumulate an inventory of filters and pumps to support a rapid product launch. We have a distribution agreement with Asahi Medical which appoints us as Asahi Medical’s exclusive distributor of filters in the United States, Canada, Mexico and certain other countries. We recently signed a purchase order with Asahi Medical for 9,600 Rheofilters, including 1,600 filters in the third quarter of 2004 and 4,000 filters for each of the following two quarters. We intend to order 4,000 filters per quarter in 2005 and 2006 in order to accumulate inventory in excess of our current requirements until we receive FDA approval in order to maximize the number of filters available to us due to manufacturing constraints on the number of cellulose acetate filters that Asahi Medical can produce. Each filter has a shelf life of three years. Based on our expected current requirements, we do not believe that the accumulated filters will expire before use. While we believe this strategy is prudent to maximize future revenues, holding inventory in this manner will decrease our short term liquidity. We will be working closely with Asahi Medical to develop and conduct clinical tests on a next generation polysulfone Rheofilter with similar characteristics to the current cellulose acetate Rheofilter. We believe that the proposed polysulfone Rheofilter will be able to be manufactured at significantly higher volumes and lower costs than the current filter technology.

•	Maintaining our intellectual property portfolio and other barriers to entry. We believe that our intellectual property position may assist us in maintaining our competitive position. We also believe that the manufacturing process expertise relating to the production by Asahi Medical of the Rheofilter is protected by Asahi Medical as a trade secret. We believe that the exclusive nature of our supplier relationship with Asahi Medical gives us a competitive advantage. We intend to continue to strengthen our relationships with our exclusive suppliers and to strengthen our current patents and seek additional patent protection.

Our Product

     The RHEO System

      The RHEO System employs a double filtration apheresis process, whereby a pair of single use blood and plasma filters sequentially separate and partially remove the targeted plasma components. The system removes macromolecules greater than a specified size from the plasma. The RHEO System consists of two primary components:

•	OctoNova Pump. The OctoNova pump is a microprocessor controlled device used to circulate blood and plasma from the patient through the filters, and back to the patient. The OctoNova pump is complemented by single-use sterilized tubing which creates a closed-loop system. Blood is pumped through the tubing with small gear-like sprockets that create a peristaltic action in the tube similar to that which occurs in our intestines. The smooth-edged teeth of the sprockets press against the outside surface of the tube pushing the blood along the length of the tube as the wheels turn all at the same rate and direction. No blood ever leaves the closed-loop system. The OctoNova pump was developed in the 1990s by Diamed and licensed to us in 2002. We are seeking FDA approval of the OctoNova pump as part of the RHEO System PMA.

•	Disposable Treatment Sets. Disposable treatment sets consist of the tubing and two filters, the Plasmaflo filter and the Rheofilter. One treatment set is used for each treatment undertaken by the patient. The Plasmaflo filter performs the initial function of separating the blood cells from the plasma. The Rheofilter is a single-use, hollow-fiber nanopore membrane, which is used to filter specific high molecular weight proteins and other macromolecules from the plasma. Following this, the filtered plasma is reconstituted with the blood cells and returned into the patient. The tubing and the filters are easily disposed after each patient procedure by the administering nurse, providing us with a recurring source of revenue. The Rheofilter was developed in the early 1980s by Asahi Medical. We are seeking FDA approval of the tubing and two filters as part of the RHEO System PMA. We are working to complete the PMA with Asahi Medical, and upon FDA approval of the PMA we have an agreement to transfer this FDA approval to them. In that same agreement, Asahi Medical agreed to us being the exclusive distributor of the Plasmaflo filter and the Rheofilter in the United States, Canada, Mexico and the Caribbean for a term of ten years beginning at the date of the FDA approval, which term is automatically renewable for one year terms unless terminated upon six months’ notice. The Rheofilter is currently made of a cellulose acetate filter material. We are working with Asahi Medical to develop a new filter made of polysulfone to replace the current filter. We believe Asahi Medical has delivered two versions of its new polysulfone filter to Germany to begin clinical trials to support the safety data necessary to obtain a CE Mark. Asahi Medical has informed us that the clinical trials should begin before the end of 2004 and should take approximately a year to complete. Following obtaining a CE Mark, we will work with Asahi to obtain the necessary approvals to use the new polysulfone filter in the RHEO System in Canada and the United States.

      The disposable treatment sets received Health Canada regulatory approval in 2002. The OctoNova pump received Health Canada approval in 2003. The Rheopheresis system components have also been granted a CE Mark in Europe, where the commercialization rights for Rheopheresis are exclusively held by Diamed, one of our stockholders and suppliers. We are currently conducting clinical studies with the goal of obtaining FDA approval and widespread physician acceptance of RHEO Therapy.

     The RHEO Procedure

      Each RHEO Therapy procedure typically takes between two and four hours to complete and begins by placing one intravenous line in each forearm of the patient. Blood is pumped from a large vein in one arm and circulated through the filtration system where the whole blood is separated from the plasma by the Plasmaflo filter. The plasma is filtered through the Rheofilter, which filters high molecular weight proteins and other macromolecules from the patient’s plasma. The plasma is then remixed with the blood and is returned to the patient intravenously. Only approximately 1.25 pints of blood are outside the patient’s body and at all times blood remains in a sterile closed circuit. Throughout the RHEO Therapy procedure, the attending nurse monitors the blood pressure, heart rate, oxygen saturation, cardiac rhythm and activated clotting time of the patient. The attending nurse also gauges the flow rates, temperature and pressures of the filters. No blood products or medications are added, other than a small amount of heparin to prevent clotting in the tubing system. We believe the initial course of eight procedures of RHEO Therapy given over a 10- to 12-week period provides the best results for patients with Dry AMD. Typically, one or two booster procedures are given each 12 to 18 months thereafter to maintain the clinical benefits derived from the initial course of RHEO Therapy. The referring physician monitors post-procedure follow-up. The following graphic shows the RHEO Therapy process:

Background of Rheopheresis

      Researchers discovered Rheopheresis for AMD during the search for a blood treatment for elevated cholesterol levels in the mid-1980s. Asahi Medical developed a filter aimed at selectively removing the low-density lipid, or LDL, macromolecules known as the “bad” cholesterol in an apheresis procedure. Although the filter successfully removed LDL, it also removed several other large molecules, including von Willebrand’s factor, fibrinogen, lipoprotein A and C reactive protein. Researchers have confirmed that apheresis, a plasma filtering or exchange procedure, is a relatively safe procedure and that there do not appear to be negative consequences to also filtering out these large molecules. At approximately the same time, however, the first statin drug was proven to be effective in lowering LDL levels in the blood, thereby eliminating the need for an apheresis procedure to remove LDL. Shortly thereafter, Asahi Medical ceased its efforts to develop and commercialize apheresis treatment for elevated LDL levels.

      In the late 1980s, researchers at the University of Cologne in Germany were searching for a treatment for a small group of patients referred to the university with a condition known as refractory uveitis, a chronic inflammatory eye condition that was not responding to conventional therapy. Having learned that the Asahi Medical filters had the ability to remove large molecules from the blood and that the eye condition was related to significant levels of many of the same molecules, the researchers performed a small pilot study.

The filtration procedure was effective for uveitis but also showed preliminary success in improving the vision of two patients in the study that also had AMD. This led the researchers to conduct several years of clinical research to develop apheresis for AMD in Germany. The research suggested that eight procedures over a 10- to 12-week period was the optimal treatment regime.

Clinical Studies

      We are currently conducting our FDA clinical trial, MIRA-1. Two other clinical trials have been conducted by third parties: MAC-1, which was conducted in Germany from 1995 to 1998; and the Rheopheresis pilot study which was conducted by the University of Utah from 1997 to 1998. While the protocols of these three clinical trials were not identical, the results of each of them to date have been generally consistent.

      MIRA-1 is currently being conducted at eight treatment centers in the United States and Canada. We have an agreement with Promedica International, a contract research organization, to oversee each center. Promedica International provides study monitoring and site and data management services. We expect to pay Promedica International a total of approximately $1,500,000 for certain fees and expenses for the period from 2003 to the completion of the MIRA-1 study. Either party may terminate this agreement by giving the other thirty days’ written notice.

     MIRA-1

      MIRA-1, or Multicenter Investigation of Rheopheresis for AMD, is a randomized, placebo-controlled trial designed to evaluate the safety and efficacy of RHEO Therapy in patients with intermediate-to-late stage, or Category 3 and Category 4, Dry AMD.

      In September 1999, we received an Investigational Device Exemption from the FDA to begin MIRA-1. Between early 2000 and August 2001, we enrolled 98 patients in MIRA-1. In August 2001, due to financial constraints, we temporarily suspended the new enrollment of patients but continued to pursue follow-up with the remaining patients in MIRA-1. In late 2001, with permission of the FDA, we submitted the data sets of the 43 patients who had reached their full 12-month follow-up in MIRA-1 for independent third-party analysis. Over the course of the next several months, the FDA addressed a number of matters relating to MIRA-1. First, the FDA allowed us to submit the PMA in modules. Second, the FDA acknowledged that MIRA-1 is intended to be the pivotal trial for obtaining FDA approval for RHEO Therapy. Third, the FDA allowed us to treat the patients in the placebo group with RHEO Therapy free of charge once their full 12-month follow-up data had been obtained. Fourth, the FDA confirmed that we would be required to submit at least 150 full data sets from the 180 patients that were to be enrolled in the trial. Following disclosure of the interim results of MIRA-1 and these changes to the MIRA-1 protocol, we were able to obtain new financing. As a result of the new financing, in October 2003, we began screening additional patients for enrollment in MIRA-1 and since then we have opened five additional MIRA-1 sites and are now currently operating seven MIRA-1 sites.

      As of November 12, 2004, we have enrolled a total of 161 patients, of which 85 have reached the full 12-month follow-up, 63 are in the process of treatment, and the treatment of 13 patients resulted in incomplete data sets. We are seeking to enroll an additional 19 patients with the goal of enrolling 180 patients from which we need to obtain at least 150 full data sets. We are seeking to complete enrollment for MIRA-1 by the end of 2004. We intend to submit to the FDA the first three of four modules of the PMA filing before the end of 2004. These first three modules contain non-clinical results of bench tests and quality assurance, and document manufacturing processes on the components of the RHEO System. The FDA has allowed us to submit the fourth module containing the clinical results in two parts, referred to as modules 4A and 4B. Module 4A will be submitted following completion of our six-month data on at least 150 data sets, including the 12-month data sets for all patients for whom they are available. Module 4B will be submitted following completion of our 12-month data on at least 150 data sets.

      To be included in MIRA-1, a patient’s eyes must demonstrate intermediate-to-late stage Dry AMD, corresponding to Category 3 and Category 4, with ten or more intermediate or large drusen. Additionally, patients must show elevated serum levels of at least two out of three macromolecules associated in previous studies that suggested the best positive treatment outcomes. Primary eyes in the study must show no signs of Wet AMD, and must demonstrate best corrected visual acuity, or BCVA, between 20/32 and 20/125, inclusive.

      Two out of every three patients are treated in the trial, while the third is a placebo or control patient. Patients receive eye exams prior to treatment and at three-, six-, nine-, and 12-month follow-up intervals. Each patient receives either eight RHEO Therapy procedures or eight placebo procedures over ten weeks. Patients in the placebo-control group are made to believe that they are receiving RHEO Therapy. All subjects including those randomized to the placebo group are shrouded from the neck down to prevent them from observing their treatment and receive actual needle sticks in both arms. Additionally, a partition is positioned in front of the OctoNova pump so that the patient cannot see the system. The machine is activated so that the patients can hear the background noise of the machine, but those patients in the placebo group are not connected to the tubing circuit. In addition, all subjects, including those randomized in the placebo group, are required to take the same dose of antioxidant vitamins that are commonly recommended for Dry AMD patients as a possible inhibitor of conversion into Wet AMD.

      The study’s primary endpoint is the mean change in BCVA. In this trial, visual acuity is measured as the number of letters that the patient can read on the Early Treatment Diabetic Retinopathy Study, or ETDRS, eye chart. This is the standard eye chart used in these types of trials. Five letters on the ETDRS eye chart equates to one line of visual acuity. Secondary and tertiary endpoints include:

•	the ability to pass a vision test in order to regain a driver’s license;

•	vision improvement;

•	vision loss;

•	drusen reduction;

•	the Pepper Visual Skills for Reading Test, which is a measure of reading ability;

•	the National Eye Institute visual functioning questionnaire; and

•	progression to legal blindness.

      The following chart presents the interim 12-month results of the first 43 patients in the MIRA-1 study. Of these 43 patients, we only obtained 12-month results from 36 patients because three treated patients and four patients in the placebo group did not complete all of the required follow-up.

Total Cohort

	Primary Eyes	Placebo	Net lines
	(n=25)	(n=11)	difference	P Value

Mean change BCVA	0.74	-0.87	1.61	0.0011
Vision improvement greater or equal to:
3 lines	3(12%)	0(0%)
2 lines	7(28%)	2(18%)
1 line	12(48%)	3(27%)
Vision loss greater or equal to:
3 lines	1(4%)	2(18%)
2 lines	2(8%)	2(18%)
Drusen reduction	29%	13%
Progression to legal blindness	0%	18%

      The following chart represents the subgroup of 28 patients with worse than legal driving vision, or a BCVA of worse than 20/40, prior to enrolling in the trial. Twenty-six patients (19 treatment and seven placebo) completed the entire twelve month follow-up; the remaining two patients in the placebo group who did not complete 12 month follow up are not included.

Cohort (Sub-Group) With BCVA
Worse Than 20/40 at Enrollment

	Treatment Group	Placebo	Net lines
	(n=19)	(n=7)	difference	P value

Mean change BCVA	+1.1	-1.9	3.00	0.0014
Improved to> 20/40 (legal driving vision)	11(58%)	1(14%)
Vision improvement greater or equal to:
3 lines	3(16%)	0(0%)
2 lines	6(31%)	1(14%)
1 line	11(58%)	2(29%)
Vision loss greater or equal to:
3 lines	1(5%)	2(29%)
2 lines	1(5%)	2(29%)
Drusen reduction	35%	14%

      Vision research typically uses a “standard measurement” called the “change in BCVA”, which is measured using a chart that provides five letters per line of decreasing size or increasing difficulty. Each letter has a relative value of 0.2 or 20% of the entire line. A patient entering the study who gains two lines of vision will be able to read ten additional letters or two complete lines of vision.

      “Mean change” is the cumulative averaging of all patient results in a specific category. For example, a patient entering the study with 20/40 vision and gaining 1.4 lines following treatment would have improved to 20/32 plus two letters on the 20/25 line. This number, 1.4, would be included in the calculation with all other individual patient results when calculating the cumulative average.

      We do not know whether the completed MIRA-1 results will be consistent with the interim results, which are based on a very small number of subjects, or whether, if the results are consistent, the FDA would consider them sufficient to support our approval.

     MAC-1

      The MAC-1 trial was a 40-patient study conducted in Germany by the University of Cologne from 1995 to 1998 and resulted in Rheopheresis for Dry AMD achieving the CE Mark. The patients were randomized into two groups, a treatment group and a placebo-control group. The treatment group was treated ten times over a period of 21 weeks.

      Unlike MIRA-1, the investigators and each patient knew whether that patient was in the treatment group or the control group because the 20 patients in the control group did not receive placebo treatments but were simply examined at the designated follow-up intervals. The MAC-1 study also included patients with signs of Wet AMD and included patients with significant soft drusen. Eighteen of the patients in the study had signs of Wet AMD and would have been excluded from MIRA-1 under the MIRA-1 protocol.

      The main parameter of the study was BCVA. Electrical activity in the eye was also recorded. Plasma and whole-blood speed and volume in the macular region were also measured. The results of MAC-1 were similar to the interim results that have been seen in MIRA-1: statistically significant relative improvement of 1.6 lines of BCVA immediately following the course of treatment, with the same level of benefit seen at 12-months. For patients with soft drusen, the average difference was 2.3 lines (p<0.01); for patients without soft drusen, the difference was only 0.64 lines (p=0.43). In the treated group, improvement in electrical activity was statistically significant, indicating that the cells of the retina were functioning more efficiently. The speed and volume of blood flow in the choridial arteries which supply blood to the retina were found to be decreased by 37% and 33%, respectively, in patients with AMD. Following treatment of those patients, blood flow increased by 22%. There were no serious adverse events noted.

     Rheopheresis Pilot Study

      The study was conducted by physicians at the University of Utah Health Sciences Center in Salt Lake City, Utah under an Investigational Device Exemption from the FDA. The University of Utah’s Institutional Review Board also provided approval for human experimentation prior to enrollment. The study involved 30 patients. The trial measured electrical activity in the cells of the macula before and after treatment. The results of this study were used to support the application for the Investigational Device Exemption to conduct MIRA-1.

     PERC Study

      In April 2004, RHEO Clinic Inc., a subsidiary of TLC Vision, received Institutional Review Board approval for and launched a new study called the Prospective Evaluation of Rheopheresis in Canada, or PERC.

      PERC is a single center study in Canada designed to examine the effect of RHEO Therapy on the outcome variables for 60 patients with Dry AMD to gain a greater understanding of the treatment’s method of action. As of July 23, 2004, 16 patients were enrolled in PERC. Each patient will receive a series of eight RHEO Therapy procedures over a 10- to 12-week period. Clinical data will be collected at three-month intervals for one year following the initial treatments.

      One objective of the study is to develop a complete description of the physiological changes produced by RHEO Therapy. This will be done using structural and functional objective tests and subjective measures of vision in its broad context. This includes measurements of the size and shape of the retina, retinal electrical activity and vascular function as well as general visual performance using standard measurements of acuity, reading speed, and color and contrast sensitivity. Subjective vision assessments using the National Eye Institute Visual Functioning Questionnaire 25 will also be evaluated to gain understanding about general quality of life and AMD-specific visual symptoms.

      David T. Wong, MD, FRCSC or Fellow of the Royal College of Surgeons of Canada, is the principal investigator of the PERC study. Dr. Wong has been our Medical Director since July 2004. Dr. Wong is an Assistant Professor of Ophthalmology at the University of Toronto, Active Staff Ophthalmologist at St. Michael’s Hospital and Director of Fellowship Training in Ophthalmology at the University of Toronto. Dr. Wong is a sub-specialist surgical ophthalmologist in the areas of the vitreous and retina of the eye. Dr. Wong is a member of numerous organizations including the Canadian Ophthalmology Society, American Academy of Ophthalmology, the American Society of Retina Specialists and the Association for Research in Vision and Ophthalmology. Dr. Wong is a frequently invited lecturer in North America, Asia and Europe, has authored numerous scientific papers and publications and is an investigator in numerous FDA clinical trials, including trials for QLT’s Visudyne, Eyetech’s Macugen and Alcon’s Retaane.

     RHEONET Registry

      The RHEONET Registry is a collaborative effort between the Apheresis Research Institute in Cologne, Germany and us. The registry contains a database of Rheopheresis procedures from centers and clinics performing the Rheopheresis commercially in Germany, using systems sold by Diamed, and in Canada, using systems sold by us. In March 2004, a total of 3,314 Rheopheresis procedures on 529 patients were registered, including 365 patients with AMD. Ophthalmological data of 149 eyes of 108 patients with Dry AMD could be analyzed from the registry as of March 2004.

Supplier Relationships

      We have three key supplier arrangements — with Asahi Medical, who manufacturers the treatment sets, including the Rheofilter and the Plasmaflo filter, and with Diamed and MeSys, the designer and the manufacturer, respectively, of the OctoNova pump. The Rheofilter, the Plasmaflo filter and the OctoNova pump are all key components in the RHEO System.

      Rheofilter and Plasmaflo Filter. We purchase the Rheofilter and Plasmaflo filter from Asahi Medical. We make these purchases pursuant to a distribution agreement which appoints us as Asahi Medical’s exclusive distributor of the Rheofilter and the Plasmaflo filter for use in treating AMD in the United States, Canada, Mexico and certain Caribbean countries, subject to us obtaining necessary regulatory approvals in those agreed countries where we choose to sell the filters. Under this agreement:

•	we may not market or sell any product that is similar to or competitive with the filters;

•	we must use our best efforts to support providers in their efforts to secure reimbursement from public and private U.S. health insurers on behalf of patients whose Dry AMD treatment involves utilization of these filters;

•	we must purchase a minimum annual quantity of filters following FDA approval; and

•	we must transfer the whole ownership of the FDA approval to Asahi Medical upon receipt. We will, however, continue to own the clinical trial data from MIRA-1. We have agreed with Asahi Medical to allow them to use the clinical data from MIRA-1 to obtain approval to sell the Rheofilters in other countries so long as we are granted a distributorship in those other countries.

      Although we have an obligation to purchase a minimum annual quantity of filters, Asahi Medical has the right to reject any order but may not unreasonably reject any order placed by us in order to satisfy our minimum purchase requirements. Under the agreement, Asahi Medical can cease to supply Rheofilters and Plasmaflo filters to us, after a 12 month notice period, in the event that: (1) Asahi Medical cannot economically supply the product; (2) due to special circumstances, such as patent infringement liability or product liability issues, Asahi Medical cannot supply the product; or (3) Asahi Medical develops an improved product, in which case, we have a right of first refusal to become the exclusive distributor of that new product in the same territories where we are the exclusive distributor of the Rheofilter on terms and conditions satisfactory to Asahi Medical and to us.

      Asahi Medical has indicated that they intend to discontinue manufacturing the cellulose acetate Rheofilter in 2008 and replace it with a newer polysulfone Rheofilter. We believe that Asahi Medical has delivered two versions of its new polysulfone filter to Germany to begin clinical tests to support the safety data necessary to obtain a CE Mark. Following obtaining a CE Mark, we will work with Asahi Medical to obtain the necessary approvals to use the new polysulfone filter in the RHEO System in Canada and the United States. Based on the discussion we have had with Asahi Medical to date, we expect to obtain distribution rights to this new filter on terms substantially equivalent to the terms for the existing filter. We are currently not seeking an alternative supplier of the Rheofilter because we believe that Asahi is the only manufacturer possessing the requisite technological and production capabilities to produce the Rheofilter.

      This agreement has a term of ten years from our obtaining FDA approval to use the filters to treat AMD, and is automatically renewable for one year terms unless terminated upon six months’ notice. In addition, Asahi Medical may terminate our agreement in certain circumstances, including:

•	if we become insolvent or are petitioned into bankruptcy;

•	if we transfer all or an important part of our business to a third party;

•	if we are unable to obtain FDA approval and other necessary approvals in the territories for which we have distribution rights by the end of December 2006;

•	if we breach the agreement and do not remedy the default within 30 days of Asahi Medical notifying us that we are in default; or

•	if any essential changes in our management or ownership of our shares would adversely affect the sale of filters in the territories in which we have exclusive distribution rights.

      OctoNova Pump. We purchase the OctoNova pump pursuant to a marketing and distribution agreement with Diamed, the developer of the OctoNova pump, and a distribution agreement with MeSys GmbH, the company that manufactures the pumps for Diamed.

      Under the agreement with Diamed we have been appointed Diamed’s exclusive distributor of the OctoNova pump in the United States, Canada, Mexico and the Caribbean. Under this agreement:

•	we have committed to use our best efforts in promoting the sale and use of, and securing orders and developing the market for, the OctoNova pump in the territories for which we have distribution rights; and

•	we are obligated to use our best efforts in promoting public and private medical insurance reimbursement for the treatment of hemo-rheological disorders in microcirculation in the United States.

      This agreement has a term of ten years from FDA approval of the RHEO System, and is automatically renewable for one year terms unless terminated upon six months’ notice. In addition, Diamed may terminate this agreement in certain circumstances, including:

•	if we become insolvent or are petitioned into bankruptcy;

•	if the whole or an important part of our business is transferred to a third party and such transfer would adversely affect the sale of the OctoNova pump;

•	if we breach the agreement and do not remedy the default within 30 days of Diamed notifying us that we are in default;

•	if any essential changes in our management or our share ownership would adversely affect the sale of the OctoNova pump;

•	if our distribution agreement with MeSys is terminated; or

•	if we are unable to obtain FDA approval and other necessary approvals in the territories for which we have distribution rights by the end of 2006.

      Under this agreement, we have an obligation to purchase a minimum quantity of 1,000 OctoNova pumps before the fifth anniversary of FDA approval. Subsequent minimum purchase orders will be as mutually agreed.

      Under our agreement with MeSys, MeSys agrees to manufacture and sell to us the OctoNova pump. Under our agreement with MeSys, we have an obligation to purchase a minimum annual quantity of OctoNova pumps. This agreement expires on the third anniversary of our obtaining FDA approval to use the OctoNova pump to treat AMD. In addition, MeSys may terminate our agreement in certain circumstances, including:

•	if we become insolvent or are petitioned into bankruptcy;

•	if we breach the agreement and do not remedy the default within 60 days of MeSys notifying us that we are in default;

•	if Diamed’s manufacturing agreement with MeSys is terminated; or

•	if our marketing agreement with Diamed is terminated.

Sales and Marketing

      We currently have limited sales and marketing capabilities and no distribution capabilities. We will seek to develop our own sales and marketing infrastructure to commercialize the RHEO System. We have recruited a chief operating officer with significant sales, marketing and distribution experience. We intend to recruit our domestic ophthalmic sales force in the near future in order to have an established sales and marketing capability if and when we receive FDA approval to market the RHEO System in the United States.

      We expect to focus our sales and marketing efforts on multi-facility health care service providers, including hospitals, dialysis clinics and ambulatory surgery centers, as well as private eye care professionals, including optometrists and ophthalmologists. Each of these two groups would be serviced by separate dedicated sales forces, with knowledge of the particular needs and concerns of each group.

      In order to make the RHEO System more attractive to multi-facility health care service providers and private eye care professionals, prior to commercialization in the United States, we will seek to create a training program for nurses, leveraging existing clinics in Canada and potential partners who already have experience in apheresis treatments, such as dialysis clinics, to ensure an adequate supply of trained nurses for our service provider partners.

      If the RHEO System is approved for commercialization by the FDA, we also intend to increase market awareness of RHEO Therapy by identifying and developing relationships with key opinion leaders in each of the eye care disciplines, including ophthalmologists and optometrists. We believe that these opinion leaders, some of whom are investigators in MIRA-1, will help establish credibility for RHEO Therapy. If and when we obtain FDA approval, we intend to launch a public relations campaign targeted directly at patients and advocacy groups to alert them to this new treatment. Members of our management team were leaders in creating market awareness of laser vision correction when it was introduced to the North American market in the 1990s and in doing so they were effective in creating relationships with a large number of optometrists and ophthalmologists in the United States.

      We currently have an exclusive agreement with Apheresis Technologies to provide warehousing, order fulfillment, shipping, billing services and customer service related to shipping and billing for the RHEO System. Under this agreement, we pay Apheresis Technologies a basic service fee of 5% of the cost to us of the RHEO System. The agreement expires 10 years subsequent to approval by the FDA of the RHEO System unless otherwise terminated by us.

      In Canada, we are currently marketing and selling the RHEO System through a small, dedicated Canadian sales force. In September 2004, we signed an agreement with Rheo Therapeutics Inc., a private Canadian company, which has agreed to purchase approximately 8,000 treatment sets and an estimated 20 OctoNova pumps by the end of 2005, with an option to purchase up to an additional 2,000 treatment sets, subject to availability. Rheo Therapeutics pays a first-to-the-market favorable price of Cdn$1,000 per treatment set. However, we expect our pricing in the United States to be approximately $1,200 per treatment set. Under our agreement with Rheo Therapeutics, either party may terminate the agreement with 90 days’ written notice to the other party. However, if Rheo Therapeutics gives notice to terminate the agreement before all of its orders have been shipped, Rheo Therapeutics is liable for the remaining balance of their orders. Dr. Machat, who is an investor in and one of the directors of Rheo Therapeutics, was a co-founder and former director of TLC Vision.

Competition

      The pharmaceutical, biotechnology and medical industries are intensely competitive. We specifically target those afflicted with Dry AMD. While we are aware that a number of companies have developed or are in the process of developing treatments for Wet AMD, including Eyetech Pharmaceuticals, Inc./ Pfizer Inc., Genentech, Inc./ Novartis Ophthalmics, Alcon Laboratories, Inc., Iridex Corporation, QLT Inc. and Gen Vec, Inc., we are not aware of any companies developing treatments specifically for Dry AMD. This significantly enhances our competitive position. However, some of these companies may develop new treatments for Dry AMD or may develop modifications to their treatments for Wet AMD that may be effective for Dry AMD as well. In addition, other companies also may be involved in competitive activities of which we are not aware.

      While there are other suppliers who manufacture a pump that could be used in the RHEO System, there are no other suppliers of Asahi’s Rheofilter and consequently we believe that a third party could not readily make a system similar to the RHEO System. Furthermore, if a third party were to be successful in making a system similar to the RHEO System, it would be required to have that system approved for marketing in the United States by the FDA.

Patents and Proprietary Rights

      Our success depends in part on our ability to develop a competitive intellectual property advantage over potential competitors for the treatment of Dry AMD. There is currently no FDA-approved therapy for Dry AMD and, to date, we are not aware of any other treatment in clinical development in North America. We own or have licenses to certain patents and we have exclusive arrangements with certain suppliers that we believe will help us develop this competitive advantage. We also rely on know-how, continuing technological innovation and in-licensing opportunities to further develop our proprietary position. Our ability and the ability of our licensors to obtain intellectual property protection for the RHEO System and related processes, and our ability to operate without infringing the intellectual property rights of others and to prevent others from infringing our intellectual property rights will be an important factor to our success. Our strategy is to seek to protect our proprietary position by, among other methods, filing U.S. patent applications related to our technology, inventions and improvements that are important to the development of our business.

      One aspect of the RHEO System is a treatment method described in an issued U.S. patent which expires in 2017. This patent, issued under U.S. patent number 6,245,038 and entitled “Method of Treatment of Ophthalmological Diseases,” is directed to a process for treating ocular diseases using apheresis. We license this patent from the two co-owners of the patent under a separate license agreement with each owner. Under the license agreements, we have the exclusive right to use the claimed treatment method in the U.S. during the term of the patent. As part of those agreements we are required to make royalty payments in the aggregate of 2% of the sales for the OctoNova pumps and filters, subject to minimum required payments in the aggregate amount of $25,000 during each calendar quarter.

      We expect that we will request re-examination of the patent licensed to us prior to the end of 2004 at the U.S. Patent and Trademark Office and we believe that a more detailed claim set will be issued. Subsequent to entering into these license agreements, we determined that certain prior art publications written by the inventor related to the claimed subject matter may not have been considered by the Examiner during prosecution of this patent and that these references may affect the validity of certain patent claims as issued. We therefore intend to request re-examination in order to have the issued claims in this patent considered in view of these publications. During the re-examination proceeding, we also intend to submit additional claims, which are narrower in scope than the issued claims, and are limited to the use of plasma filtration processes for treatment of ophthamological diseases.

      In addition, we own one issued patent in the United States, which expires in 2019. This patent, issued under U.S. patent number 6,551,266 and entitled “Rheological Treatment Methods,” is directed to methods of screening and identifying patient candidates for RHEO Therapy. We also have three additional pending patent applications in the United States, Europe and Japan relating to the 6,551,266 patent.

      The patent position of companies like ours is generally uncertain and involves complex legal and factual questions. Our ability to maintain and solidify a proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any part of our patent applications will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing our related products or the length of term of patent protection that we may have for our processes. The reexamination of patent 6,245,038 may result in the patent being rejected and no claims of commercial value being issued or it may result in competitors acquiring intervening rights. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

      In addition to patent protection, we have registered the following U.S. trademarks:

•	OccuLogix;

•	Our Vision is Your Vision;

•	RheoTherapy; and

•	RheoLogix.

      We also have the right to use the following trademarks from Asahi Medical: Rheofilter, Rheopheresis and Plasmaflo.

      We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Government Regulation

      Government authorities in the United States and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution and marketing of the RHEO System, which is a medical device. In the United States, the FDA regulates medical devices under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with the applicable FDA requirements, both before and after approval, may subject us to administrative and judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution.

      Unless exempted by regulation, medical devices may not be commercially distributed in the United States unless they have been cleared or approved by the FDA. Medical devices are classified into one of the three classes, class I, II or III, on the basis of the controls necessary to reasonably assure their safety and effectiveness. Class I devices are subject to general controls, such as labeling, premarket notification, and adherence to good manufacturing practices. Class II devices are subject to general and specific controls, such as performance standards, patient registries and FDA guidelines. Generally, class III devices are those which must receive approval of a PMA by the FDA to provide reasonable assurance of their safety and effectiveness. For example, life-sustaining, life-supporting, and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices, generally require approval of a PMA by the FDA.

      There are two review procedures by which medical devices can receive clearance or approval. Some products may qualify for clearance under a Section 510(k) procedure, in which the manufacturer provides a premarket notification that it intends to begin marketing the product, and shows that the product is substantially equivalent to another legally marketed product, that is that it has the same intended use and is as safe and effective as a legally marketed device and does not raise different questions of safety and effectiveness than does a legally marketed device. In some cases, the submission must include data from human clinical studies. Marketing may commence when the FDA issues a clearance letter finding substantial equivalence.

      If the medical device does not qualify for the 510(k) procedure, either because it is not substantially equivalent to a legally marketed device or because it is a class III device required to have an approved PMA, then the FDA must approve a submitted PMA before marketing can begin. A PMA must demonstrate, among other matters, that the medical device is safe and effective. A PMA is typically a complex submission, usually including the results of preclinical and clinical studies, and preparing an application is a detailed and time-consuming process. The PMA must be accompanied by the payment of user fees which currently exceed

$200,000 for most submissions. When modular submissions are used, the entire fee is due when the first module is submitted to the FDA. Once a PMA has been submitted, the FDA’s review may be lengthy and may include requests for additional data. The FDA usually inspects device manufacturers before approval of a PMA, and the FDA will not approve the PMA unless the manufacturer’s compliance with the quality systems regulation is satisfactory.

      The RHEO System is a class III device and will require approval of a PMA, which has not yet been submitted to the FDA. Once submitted, we cannot be sure when the FDA’s review will be complete or that the FDA will approve a PMA for our product in a timely fashion, or at all. FDA requests for additional studies during the review period are not uncommon and can significantly delay approvals. Even if we were able to obtain approval of a PMA of a product for one indication, changes to the product, its indication or its labeling can require additional clearances or approvals.

      To obtain approval of a PMA, clinical studies demonstrating the safety and effectiveness of the medical device must be conducted. Prior to beginning such studies, an Investigational Device Exemption, or IDE, for the study must become effective. The IDE will automatically become effective 30 days after its receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the study. In that case, the concerns and questions must be resolved before the study can begin. Even after an IDE becomes effective, the FDA may suspend it at any time on various grounds, including a finding that patients are being exposed to an unacceptable health risk. The RHEO System is the subject of an effective IDE, but we cannot be sure that the FDA will not suspend it, which would prevent us from completing the MIRA-1 and other studies.

      Regardless of whether a medical device requires FDA clearance or approval, a number of other FDA requirements apply to the device, its manufacturer and those who distribute it. Device manufacturers must be registered and their products listed with the FDA, and certain adverse events and product malfunctions must be reported to the FDA. The FDA also regulates the product labeling, promotion, and in some cases, advertising, of medical devices. In addition, manufacturers and their suppliers must comply with the FDA’s quality system regulation which establishes extensive requirements for quality and manufacturing procedures. Thus, suppliers, manufacturers and distributors must continue to spend time, money and effort to maintain compliance, and failure to comply can lead to enforcement action. The FDA periodically inspects facilities to ascertain compliance with these and other requirements.

Employees

      As of September, 2004, we had 17 full-time employees. Of our full-time workforce, seven employees are engaged in clinical trial activities and ten are engaged in business development, finance and administration. We also retain outside consultants. None of our employees are covered by collective bargaining arrangements, and our management considers its relationships with our employees to be good. To date, our strategy has been to limit the size of our full-time workforce and to outsource several of our key operating functions, including the management of the MIRA-1 clinical trial. We have also relied significantly on the resources of two of our major stockholders, TLC Vision and Diamed, to assist us in the planning and execution of our business plan to date.

Facilities

      We sublease our headquarters in Mississauga from TLC Vision. The facility consists of 210 square feet of office space utilized for corporate finance and clinical trial management personnel and our arrangement is on a month-to-month sublease. Our current monthly lease obligation for rent for this facility is Cdn. $460. We believe this lease contains arm’s length commercial terms.

      We also lease space in a facility in Palm Harbor, Florida consisting of 5,020 square feet of space used for warehousing the RHEO System components and housing certain of our clinical trial personnel and records. Our lease on this property expires in December 31, 2005. Our current monthly lease obligation for rent for this facility is approximately $2,745.

      We believe that if our existing facilities are not adequate to meet our business requirements for the near-term, additional space will be available on commercially reasonable terms.

Legal Proceedings

      We are not aware of any litigation involving us that is outstanding, threatened or pending.

REORGANIZATION

      The information contained in this prospectus reflects consummation of certain reorganization transactions, which we refer to collectively as the “Reorganization” which principally consists of the following steps:

•	the issuance of 4,622,605 shares of common stock to be issued upon the automatic conversion of all our outstanding shares of series A and series B convertible preferred stock upon the closing of this offering;

•	the issuance of 7,106,454 shares of common stock to TLC Vision and Diamed upon conversion of $7,000,000 aggregate principal amount of convertible debentures to be held by them immediately prior to this offering. The conversion price is $0.98502 per share; and

•	the issuance of 19,070,233 shares of common stock to TLC Vision in connection with the purchase by us of TLC Vision’s 50% interest in OccuLogix, L.P. immediately prior to this offering. This amount includes 1,569,217 shares of common stock which will be issuable in the future upon the exchange of shares of OccuLogix ExchangeCo ULC, one of our Canadian subsidiaries, issued for tax purposes to TLC Vision in connection with the purchase of OccuLogix, L.P.

      Following the Reorganization, OccuLogix, L.P.’s U.S. business will be carried on by a Delaware limited liability company that is our wholly-owned, indirect subsidiary. OccuLogix, L.P.’s Canadian business will be carried on by it.

      We believe that our value resides solely in OccuLogix, L.P., to which we licensed all of the distribution and marketing rights for the RHEO System for ophthalmic indications to which we are entitled. Prior to the Reorganization our only profit stream has come from our share of OccuLogix, L.P.’s earnings. Our acquisition of TLC Vision’s 50% ownership interest in OccuLogix, L.P. achieved through the Reorganization will move the earnings potential for sales of the RHEO System to us. As a result of the Reorganization and prior to the completion of this offering, our number of outstanding shares, on a fully diluted basis, will double. TLC Vision will increase its beneficial ownership in us from 27.7% to 65.8%, or from 4,735,014 shares to 23,805,247 shares.

Our current structure

      The chart below shows our corporate structure immediately prior to the Reorganization:

(1)	TLC Vision holds its interest in OccuLogix, L.P. indirectly through several wholly-owned subsidiaries.

(2)	The other current stockholders that we have material relationships with (other than TLC Vision) are Diamed, John Cornish and Dr. Richard Davis, which hold a 25.4%, 6.6% and 8.3% beneficial interest in us, respectively.

(3)	The general partner of OccuLogix, L.P. is OccuLogix Management, Inc. which has a 0.1% interest in OccuLogix, L.P. OccuLogix Holdings, Inc. has a direct 50% interest and TLC Vision has an indirect 50% interest in OccuLogix Management, Inc., a Delaware corporation.

     All of our clinical trials are undertaken by OccuLogix, Inc., while distribution and marketing of the RHEO System is undertaken by OccuLogix, L.P. OccuLogix Holdings, Inc. carries on no business other than holding our 49.95% interest in OccuLogix, L.P. and our 50% interest in OccuLogix Management, Inc. OccuLogix Management, Inc.’s sole operations are those that it undertakes as the general partner of OccuLogix, L.P. OccuLogix, L.P. was created at the time of TLC Vision’s initial investment in us to reflect the fact that TLC Vision would receive a 50% interest in our sales and distribution efforts as well as an interest in us.

Our structure immediately following the Reorganization, but before this offering

      The chart below shows our corporate structure immediately following the Reorganization, but prior to the completion of this offering:

(1)	TLC Vision holds its interests in OccuLogix ExchangeCo ULC and OccuLogix, Inc. directly and indirectly.

(2)	The other current stockholders that we have material relationships with (other than TLC Vision) are Diamed, John Cornish and Dr. Richard Davis, which hold a 12.0%, 3.1% and 3.9% beneficial interest in us, respectively.

(3)	OccuLogix ExchangeCo ULC will be created in order for TLC Vision to exchange certain of its interests in OccuLogix, L.P. for interests in OccuLogix, Inc. on a tax effective basis. OccuLogix, Inc. will own all of the common stock of OccuLogix ExchangeCo ULC and will be entitled to effectively all of the profits or losses derived from OccuLogix ExchangeCo ULC. The exchangeable shares issued to TLC Vision will allow TLC Vision, on demand, to receive an equivalent number of shares of OccuLogix, Inc. While TLC Vision holds the exchangeable shares, it will be entitled to the same economic benefits in respect of such shares as it would receive if it held shares of our common stock. In conjunction with the issuance of the exchangeable shares, OccuLogix, Inc. will be provided an overriding right to purchase the OccuLogix ExchangeCo ULC exchangeable shares from TLC Vision in exchange for OccuLogix, Inc. stock where TLC Vision first exercises its exchange right under the terms of the exchangeable shares against OccuLogix ExchangeCo ULC.

(4)	The general partner of OccuLogix, L.P. is OccuLogix Management, Inc. which has a 0.1% interest in OccuLogix, L.P. OccuLogix Holdings, Inc. and OccuLogix ExchangeCo ULC each have a 50% interest in OccuLogix Management, Inc.

     Following the Reorganization, OccuLogix, Inc. and OccuLogix Holdings, Inc. will carry out the same functions that they do now. OccuLogix, L.P. will undertake all of our Canadian distribution and marketing activities. OccuLogix U.S. LLC will undertake all of our U.S. distribution and marketing activities, if and when we receive FDA approval.

Our structure immediately following the Reorganization and the completion of this offering

      Following the Reorganization and the completion of this offering, our corporate structure will be the same as immediately prior to the completion of this offering as illustrated in the chart under the heading “Our structure immediately following the Reorganization, but before this offering”, except that the investors purchasing shares in the offering will beneficially own 20.1% of our common stock and the percentages beneficially owned by TLC Vision, the other related current stockholders and other current stockholders will be 52.2%, 15.0% and 12.7%, respectively.

MANAGEMENT

      The following table sets forth information about our directors and executive officers as of October 31, 2004:

Name	Age	Position

Elias Vamvakas	45	Chairman of the Board, Chief
Thornhill, ON		Executive Officer and Secretary
Thomas P. Reeves	43	President and Chief Operating Officer
Mississauga, ON
William G. Dumencu, CA	50	Chief Financial Officer and Treasurer
Milton, ON
Irving Siegel, MD	48	Vice President, Clinical Affairs
Richmond Hill, ON
David Eldridge, OD, FAAO	50	Vice President, Science and Technology
Bixby, OK
Stephen J. Kilmer	37	Vice President, Corporate Affairs
Burlington, ON
Julie A. Fotheringham	34	Vice President, Marketing
Uxbridge, ON
Joseph Zawaideh	34	Vice President, Sales
San Diego, CA
Thomas N. Davidson	64	Director
Key Largo, FL
Jay T. Holmes	61	Director
Key Largo, FL
Richard L. Lindstrom, MD	56	Director
Wayzata, MN
Georges Noël	57	Director
Eupen, Belgium

      Elias Vamvakas, together with Dr. Jeffery J. Machat, co-founded TLC Vision, where he has been the Chairman since 1994 and was the Chief Executive Officer from 1994 to July 2004. He has been our Chairman and Secretary since June 2003 and our Chief Executive Officer since July 2004. Prior to co-founding TLC Vision in 1993, Mr. Vamvakas was the President of the Creative Planning Financial Group of Companies, a private provider of financial planning, benefits and pension plans. Mr. Vamvakas was named to “Canada’s Top Forty Under Forty” in 1996. In 1999 he was named Ernst & Young’s Entrepreneur of the Year for Ontario in the Emerging Category and Canadian Entrepreneur of the Year for Innovative Partnering. In 2000, Mr. Vamvakas was recognized by Profit Magazine for managing one of Canada’s fastest growing companies.

      Thomas P. Reeves has served as our President and Chief Operating Officer since September 2004. Mr. Reeves was the President from March 2001 to September 2004 and Chief Executive Officer from January 2003 to September 2004 of Borderfree, an international e-commerce service provider and of the Canada Post Borderfree Partnership, a commercial partnership between Canada Post Corporation and Borderfree, which provides e-commerce services. From 1998 until 2000, Mr. Reeves was President of Beamscope Canada Inc., a retail distributor of micro-computer products. While Mr. Reeves was President of Beamscope, the company instituted proceedings under the Companies’ Creditors Arrangement Act (Canada) and a receiver was appointed after his departure. From 1994 to 1998, Mr. Reeves was President of Merisel Canada, a subsidiary of one of the largest distributors of micro-computer products. From 1992 until 1994, Mr. Reeves was Managing Director of Merisel Europe where he was responsible for all strategic, financial and operational aspects of subsidiaries in the UK, France, Germany, Switzerland, Austria and Russia. From 1989 until 1992, Mr. Reeves was Managing Director of Merisel Ltd. and from 1987 to 1989 he was Vice President of European Business Development based in Paris, France. From 1985 until 1987, Mr. Reeves was a consultant with the Boston Consulting Group in its San Francisco office. Mr. Reeves holds a Master of Arts in International Relations from the Australian National University and graduated magna cum laude with a Bachelor of Arts in Economics from Harvard University.

      William G. Dumencu, CA, has served as our Chief Financial Officer and Treasurer since September 2003. From January 2003 to August 2003, Mr. Dumencu was a consultant for us and TLC Vision and from 1998 until 2002, Mr. Dumencu served in a variety of financial leadership positions at TLC Vision including Controller. Mr. Dumencu was employed in various financial management positions by Hawker Siddeley Canada, Inc., a manufacturing conglomerate from 1978 to 1998. Mr. Dumencu is a Chartered Accountant.

      Irving Siegel, MD, has been our Vice President, Clinical Affairs since September 2004. He served as our President from August 2003 to September 2004. From January 2003 until August, 2003, Dr. Siegel was Medical Director at TLC Vision’s RHEO Clinic subsidiary. Dr. Siegel has been a general medicine practitioner with extensive emergency medicine experience since 1984. Dr. Siegel founded Quest Clinical Trials, a clinical research company, in 1996 and served as its Director of Clinical Research from 1996 to 2003. While employed by Quest, Dr. Siegel conducted over 60 clinical trials in a variety of therapeutic areas. Dr. Siegel is a member of the Clinical Research Association of Canada.

      David Eldridge, OD, FAAO, became our Vice President, Science and Technology in October 2002. Prior to joining OccuLogix, Dr. Eldridge was the Executive Vice President, Clinical Affairs of TLC Vision from 1997 to 2002. Prior to joining TLC Vision, Dr. Eldridge was an optometrist in private practice from 1978 to 1997. He has served as President of the Oklahoma Chapter of the American Academy of Optometry, President of the Oklahoma Association of Optometric Physicians, the OAOP, a member of the OAOP board of directors, Chairman of the OAOP Education Committee, Oklahoma “Optometrist of the Year” in 1993 and is a charter member of the American Optometric Association Contact Lens Section. Dr. Eldridge is a Fellow of the American Academy of Optometry.

      Stephen J. Kilmer became our Vice President, Corporate Affairs in July 2004. Mr. Kilmer was Vice President, Investor Relations of TLC Vision from December 2003 to October 2004. From October 2000 until December 2003, he was Director of Corporate Communications for TLC Vision and from October 1998 until October 2000, he was Director of Investor Relations for TLC Vision. From September 1997 until October 1998, Mr. Kilmer was Manager of Investor Relations for TLC Vision.

      Julie A. Fotheringham became our Vice President, Marketing in September 2004. From September 2002 until September 2004, Ms. Fotheringham was Senior Brand Manager at Cadbury Adams, a manufacturer of assorted candy. From January 2000 until September 2002, she was Brand Manager at Adams (a division of Warner-Lambert and then Pfizer Canada Inc.). From November 1996 until November 1997, she was Client Manager for the Sales & Merchandising Group. From December 1993 to September 1996, Ms. Fotheringham was Territory Manager for Warner-Lambert Canada’s Parke-Davis Pharmaceutical Division. Ms. Fotheringham has a Bachelor of Science degree in Biology from Queen’s University in Kingston, Canada.

      Joseph Zawaideh became our Vice President, Sales in September 2004. From January 2003 to September 2004, Mr. Zawaideh was Director of H.E.L.P., the apheresis business unit of B. Braun Medical, Inc., a health care products and services provider. From March 2002 to January 2003, he was Marketing Manager of Innercool Therapies, Inc., a medical device company providing endovascular therapeutics for cardiology and neurosurgery. Mr. Zawaideh co-founded and was Vice President, Business Development of Viewtap, Inc., a provider of sales and operational monitoring technology, from January 2001 to February 2002. He was Marketing Manager for B. Braun Medical, Inc. from May 1998 to December 2000. From April 1993 to July 1996, Mr. Zawaideh was a Research and Development Engineer for River Medical, Inc., a manufacturer of disposable pre-filled intravenous pumps. Mr. Zawaideh has a Bachelor of Science degree in Bioengineering from the University of California San Diego and a Master of Business Administration from the University of Southern California.

      Thomas N. Davidson has been a member of our board since September 2004 and has been on the board of TLC Vision since 2002. Mr. Davidson has been Chairman of NuTech Precision Metals Inc. and Chairman of Quarry Hill Group, a private investment holding company, since 1986. NuTech Precision Metals Inc. is a manufacturer of high performance metal fabrications for the health care, aerospace, high technology and chemical industries. Mr. Davidson is past Chairman of Hanson Chemical Inc., a supplier of specialty chemical products, and General Trust PCL Packaging Inc., a supplier of plastic packaging. Mr. Davidson is the non-executive Chairman of Azure Dynamics Corporation, a developer of hybrid electrical vehicle systems for commercial vehicles. He is on the board of CMA Holdings, Inc. and MDC Partners, Inc. and was recognized by the Financial Post as the Canadian Entrepreneur of the year in 1979.

      Jay T. Holmes has been a member of our board since September 2004 and has been self-employed as an attorney and business consultant since mid-1996. From 1981 until mid-1996, Mr. Holmes held several senior management positions at Bausch & Lomb Incorporated, the most recent being Executive Vice President and Chief Administrative Officer from 1995 to 1996 and Senior Vice President and Chief Administrative Officer from 1993 to 1995. From 1983 to 1993, Mr. Holmes was Senior Vice President, Corporate Affairs, and from 1981 to 1983 Vice President and General Counsel at Bausch & Lomb. Mr. Holmes was a member of the Board of Directors of Bausch & Lomb from 1986 until 1996. Mr. Holmes also serves on the Advisory Board of Directors of Rochester Energy and on the board of VISX Incorporated.

      Richard L. Lindstrom, MD, has been a member of our board since September 2004 and has served as a director of TLC Vision since May 2002 and, prior to that, as a director of LaserVision since November 1995. Since 1979, Dr. Lindstrom has been engaged in the private practice of ophthalmology and has been the President of Minnesota Eye Consultants P.A., a provider of eye care services, or its predecessor since 1989. In 1989, Dr. Lindstrom founded the Phillips Eye Institute Center for Teaching & Research, an ophthalmic research and surgical skill education facility, and he currently serves as the Center’s Medical Director. Dr. Lindstrom has served as an Associate Director of the Minnesota Lions Eye Bank since 1987. He is a medical advisor for several medical device and pharmaceutical manufacturers. From 1980 to 1989, he served as a Professor of Ophthalmology at the University of Minnesota. Dr. Lindstrom received his Doctor of Medicine, Bachelor of Arts and Bachelor of Sciences degrees from the University of Minnesota.

      Georges Noël has been a member of our board since July 2003. Mr. Noël has been involved in the private equity and venture capital industry for over 14 years and between 2002 and 2003, was the Secretary General of the Belgian Venturing Association. Mr. Noël has recently been appointed as Director of Research, Public Affairs and Development of the European Private Equity & Venture Capital Associations. Mr. Noël’s professional experience in private equity has encompassed a range of roles and responsibilities at various private equity houses, including: CAM Private Equity, the Cologne-based fund of funds; Ostbelgieninvest AG; Eupen; and Fortis Private Equity NV. Prior to his involvement in private equity, Mr. Noël was Chief Financial Officer and Member of the Executive Committee of the industrial group NMC sa in Eupen, a company that develops, produces and markets synthetic foam products, between 1982 and 1993. He held various positions in corporate banking at Génerale de Banque, now Fortis Bank, and was Managing Director of its German subsidiary, Belgische Bank, between 1971 and 1981. Mr. Noël serves on the boards of several investee or family-owned companies, is past president of the Belgium Venturing Association and of the IMD Alumni Club of Belgium. Mr. Noël was a member of the EVCA National Venture Capital Associations Committee from 2000 to 2003.

Composition of Board of Directors; Election and Removal of Directors

      As of the closing of this offering, we will have five directors. In accordance with our amended and restated by-laws, the number of directors comprising our board of directors will be determined from time to time by our board of directors. Each director is to hold office until his or her successor is duly elected and qualified. Directors will be elected for a term that will expire at the annual meeting of stockholders immediately succeeding their election.

      Directors may be removed from office with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of our capital stock that are entitled to vote generally in the election of our directors. Our amended and restated by-laws provide that in the case of any vacancies among the directors such vacancy will be filled with a candidate approved by the vote of a majority of the remaining directors.

      The ability of the remaining directors to fill vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

      At any meeting of our board of directors, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Committees of the Board

      The standing committees of our board of directors will consist of an audit committee, a compensation committee and a corporate governance and nominating committee. Messrs. Davidson, Holmes and Noël are “independent” as defined in the rules of the SEC and the Nasdaq National Market as such term relates to the relevant board of directors committees. Further, the board of directors has determined that Mr. Noël is an “audit committee financial expert” as defined by the rules of the SEC and the Nasdaq National Market.

     Audit Committee

      Our audit committee consists of Messrs. Noël, Holmes and Davidson, each of whom are independent directors. Mr. Noël is the committee’s chairman. The principal duties and responsibilities of our audit committee will be as follows:

•	to monitor our financial reporting process and internal control system;

•	to appoint and replace our independent outside auditors from time to time, determine their compensation and other terms of engagement and oversee their work;

•	to oversee the performance of our internal audit function; and

•	to oversee our compliance with legal, ethical and regulatory matters.

      The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties. On closing, all members of this committee will be directors who are independent of management.

     Compensation Committee

      Our compensation committee consists of Messrs. Davidson, Holmes and Noël, each of whom are independent directors. Mr. Davidson is the committee’s chairman. The principal duties and responsibilities of the compensation committee will be as follows:

•	to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

•	to make recommendations regarding the operation of and/or implementation of any employee bonus plans;

•	to review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries and the remuneration of our board of directors; and

•	to provide oversight concerning selection of officers, management succession planning, performance of individual executives and related matters.

      On closing, all members of this committee will be directors who are independent of management.

     Corporate Governance and Nominating Committee

      Our corporate governance and nominating committee consists of Messrs. Holmes, Noël and Davidson, each of whom are independent directors. Mr. Holmes is the committee’s chairman. The principal duties and responsibilities of the corporate governance and nominating committee will be as follows:

•	to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors;

•	to make recommendations regarding proposals submitted by our stockholders; and

•	to make recommendations to our board of directors regarding corporate governance matters and practices.

      On closing, all members of this committee will be directors who are independent of management.

Compensation Committee Interlocks and Insider Participation

      No member of our compensation committee has ever been an officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

Director Compensation

      Directors who are not employees are entitled to receive an attendance fee of $2,500 in respect of each board meeting attended in person, $1,000 in respect of each committee meeting attended in person and $500 in respect of each meeting attended by phone. Directors also receive an annual fee of $15,000. Non-employee directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors. In addition, non-employee directors are entitled to receive options to acquire shares of our common stock under our stock option plan based on our performance. The chair of each of the Audit, Compensation and Corporate Governance Committees also receives an annual fee of $5,000. In the year ended December 31, 2003, our Chairman (currently also our Chief Executive Officer) received options to acquire an aggregate of 500,000 shares of our common stock at an exercise price of $0.99 per share for his services as Chairman. In addition, four non-employee directors as of December 31, 2003, including Mr. Noël, who has served as one of our directors since July 2003, each received options to acquire 25,000 shares of our common stock at an exercise price of $0.99 per share.

Executive Compensation

      The following table sets forth information with respect to the compensation of our chief executive officer and each of the other four most highly compensated executive officers earning greater than $100,000 during the fiscal year ended December 31, 2003.

Summary Compensation Table

		Annual
		Compensation
					All Other
	Year	Salary		Bonus	Compensation

Richard Davis(1)	2003	$175,000	(1)	$25,000	—
Former Chief Executive Officer
William Dumencu	2003	$45,825	(2)	—	$79,182 (3)
Chief Financial Officer and Treasurer
Irving Siegel	2003	$44,612	(2)	—	$22,306
Former President, Vice President, Clinical Affairs

(1)	Dr. Davis was Chief Executive Officer from January to June, 2003, and Chief Science Officer from July 2003 to April 2004, earning a salary of $100,000 and $75,000, respectively. We did not have a Chief Executive Officer from June 2003 until July 2004 when Mr. Vamvakas assumed the role.

(2)	Reflects salary earned from August 1 to December 31, 2003.

(3)	Reflects compensation earned as a consultant from January 1 to July 31, 2003.

Option Grants in Last Fiscal Year

      The following table sets forth certain information concerning option grants to the named executive officers during the fiscal year ended December 31, 2003.

	Individual Grants				Potential Realizable Value
					at Assumed Annual Rates
	Number of	Percent of Total			of Stock Price Appreciation
	Securities	Options			for Option Term
	Underlying	Granted to	Exercise
	Options	Employees in	Price	Expiration	5%	10%
Name	Granted	Fiscal Year(1)	($/sh)	Date	($)	($)

Richard Davis	150,000	22.8	0.99	2013	2,967,000	4,812,000
William Dumencu	100,000	15.2	0.99	2013	1,978,000	3,208,000
Irving Siegel	300,000	45.6	0.99	2013	5,934,000	9,624,000

(1)	Drs. Davis and Siegel and Mr. Dumencu were granted an aggregate of 550,000 options in fiscal 2003, which represents 38.7% of the 1,420,676 options granted to all persons, including employees, directors and consultants.

Aggregated Option Exercises in Last Fiscal Year and

Fiscal Year-End Option Values

      The following table sets forth certain information with respect to option exercises and the total value of options held by each named executive officer as of December 31, 2003. The value realized upon the exercise of options and the value of the unexercised in-the-money options at year-end have been calculated based on an assumed initial public offering price of $9.00 per share, the midpoint of the range set forth on the cover of this prospectus, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-the-Money
	Shares	Value	Options	Options
	Acquired	Realized	at Fiscal Year-End	at Fiscal Year-End
Name	on Exercise	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Richard Davis	—	—	0/150,000	$0/$150,000
William Dumencu	—	—	0/100,000	$0/$100,000
Irving Siegel	—	—	0/300,000	$0/$300,000

      The weighted average exercise price of 2,389,961 options outstanding as at December 31, 2003 was $1.45 per share.

Option Grant to Chairman

      In 2003, Mr. Vamvakas was granted options for 500,000 shares in connection with his appointment as Chairman of the Board. The options have an exercise price of $0.99 and a term of ten years, vesting annually over three years, in equal installments.

Employment Agreements

Elias Vamvakas

      We entered into an employment agreement with Mr. Elias Vamvakas, who is our Chairman and Chief Executive Officer, on July 30, 2004. Mr. Vamvakas receives an annual base salary of $350,000. At the discretion of the Compensation Committee of the board of directors, Mr. Vamvakas is entitled to an annual bonus of up to 100% of his annual base salary. Mr. Vamvakas is entitled to receive stock options pursuant to the 2002 stock option plan.

      Mr. Vamvakas’s employment may be terminated for cause (as defined in the agreement) or without cause upon 24 months’ notice. If Mr. Vamvakas is terminated for any reason other than cause, he is entitled to a lump sum payment equal to 24 months of his salary and bonus provided that the total lump sum payment is no less than $1,400,000. In addition, in the event that Mr. Vamvakas voluntarily terminates his employment within six months of a change of control (as defined in the agreement), Mr. Vamvakas is entitled to a lump sum payment equal to 12 months of his salary.

      The agreement also contains non-compete and confidentiality covenants for our benefit.

Thomas P. Reeves

      We entered into an employment agreement with Mr. Thomas P. Reeves, who is our President and Chief Operating Officer, in August 2004. Mr. Reeves receives an annual base salary of $275,000. At the discretion of the Chairman and/or the Compensation Committee of the board of directors, Mr. Reeves is entitled to an annual bonus of up to 50% of his annual base salary. Mr. Reeves is entitled to receive stock options pursuant to the 2002 stock option plan. Upon the closing of this offering, Mr. Reeves will be granted 300,000 stock options at an exercise price equal to the price of the shares issued in this offering.

      Mr. Reeves’s employment may be terminated for cause (as defined in the agreement) or without cause upon 24 months’ notice. Where Mr. Reeves is terminated for any reason other than cause, he is entitled to a lump sum payment equal to 24 months of his salary and a lump sum allowance of $100,000. In addition, in the event that Mr. Reeves voluntarily terminates his employment within six months of a change of control (as defined in the agreement), Mr. Reeves is entitled to a lump sum payment equal to 12 months of his salary.

      The agreement also contains non-compete and confidentiality covenants for our benefit.

Mr. William G. Dumencu

      We entered into an employment agreement with Mr. William G. Dumencu, who is our Chief Financial Officer and Treasurer, on August 1, 2003. Mr. Dumencu’s primary responsibility is to us, however, he does spend approximately 25% of his work efforts on behalf of OccuLogix, L.P. His base salary including the services rendered to OccuLogix, L.P. is Cdn. $154,080. At our discretion, based on specific measurable objectives, he is entitled to an annual bonus of 20% of his annual base salary. Mr. Dumencu is entitled to receive stock options pursuant to the 2002 stock option plan.

      Mr. Dumencu’s employment may be terminated for cause (as defined in the agreement) or without cause upon sixty days’ notice.

      The agreement also contains non-compete and confidentiality covenants for our benefit. If Mr. Dumencu’s employment is terminated without cause (as defined in the agreement) he is entitled to receive severance equal to twelve months’ salary, payable in equal monthly instalments or a lump sum, at Mr. Dumencu’s option.

Dr. Irving Siegel

      We entered into an employment agreement with Dr. Irving Siegel, who will be our Vice President, Clinical Affairs, on August 1, 2003. Dr. Siegel receives an annual base salary of Cdn. $150,000. At the discretion of the board of directors, Dr. Siegel is entitled to an annual bonus of up to 100% of his annual base salary. Dr. Siegel is entitled to receive stock options pursuant to the 2002 stock option plan.

      Dr. Siegel’s employment may be terminated for cause (as defined in the agreement) or without cause upon sixty days’ notice. If Dr. Siegel’s employment is terminated without cause (as defined in the agreement), he is entitled to severance pay equal to 24 months’ salary, if termination is prior to August 1, 2005, and no change of control has occurred in the prior six months; 30 months’ salary if termination is prior to August 1, 2005, and a change of control has occurred within six months preceding termination; 36 months’ salary if termination is between July 31, 2005, and August 1, 2008, and 48 months’ salary if termination occurs after July 31, 2008, plus a pro rata share, to the date of termination, of the annual bonus that would otherwise be payable to Dr. Siegel.

      The agreement also contains non-competition and confidentiality covenants for our benefit.

Dr. David Eldridge

      We entered into an employment agreement with Dr. David Eldridge, who is our Vice President, Science and Technology, on November 9, 2004. Dr. Eldridge receives an annual base salary of $195,000. At the discretion of the Compensation Committee of the board of directors, Dr. Eldridge is entitled to an annual bonus of up to 25% of his annual base salary. In addition, Dr. Eldridge is entitled to a one-time bonus of $15,000 upon the closing of this offering. Dr. Eldridge is entitled to receive stock options pursuant to our stock option plan.

      Dr. Eldridge’s employment may be terminated for cause (as defined in the agreement). If Dr. Eldridge’s employment is terminated without cause (as defined in the agreement), Dr. Eldridge is entitled to receive a lump sum severance equal to twelve months’ salary.

      The agreement also contains non-compete and confidentiality covenants for our benefit.

Stephen Kilmer

      We entered into an employment agreement with Mr. Stephen Kilmer, who is our Vice President, Corporate Affairs, on July 30, 2004. Mr. Kilmer receives an annual base salary of Cdn. $190,000. At the discretion of the Compensation Committee of the board of directors, Mr. Kilmer is entitled to an annual bonus of up to 25% of his annual base salary. Mr. Kilmer is entitled to receive stock options pursuant to the 2002 stock option plan. Upon the closing of this offering, Mr. Kilmer will be granted 80,000 stock options at an exercise price equal to the price of the shares issued in this offering and will receive a one time bonus of Cdn. $25,000.

      Mr. Kilmer’s employment may be terminated for cause (as defined in the agreement). If Mr. Kilmer’s employment is terminated without cause (as defined in the agreement), Mr. Kilmer is entitled to receive a lump sum severance equal to twelve months’ salary.

      The agreement also contains non-compete and confidentiality covenants for our benefit.

Julie Fotheringham

      We entered into an employment agreement with Ms. Julie Fotheringham, who is our Vice President, Marketing, in August, 2004. Ms. Fotheringham receives an annual base salary of Cdn. $120,000. At the discretion of the Compensation Committee of the board of directors, Ms. Fotheringham is entitled to an annual bonus of up to 25% of her annual base salary. Ms. Fotheringham is entitled to receive stock options pursuant to the 2002 stock option plan. Upon the closing of this offering, Ms. Fotheringham will be granted 80,000 stock options at an exercise price equal to the price of the shares issued in this offering.

      Ms. Fotheringham’s employment may be terminated for cause (as defined in the agreement). If Ms. Fotheringham’s employment is terminated without cause (as defined in the agreement), Ms. Fotheringham is entitled to receive a lump sum severance equal to twelve months’ salary.

      The agreement also contains non-compete and confidentiality covenants for our benefit.

Joseph Zawaideh

      We entered into an employment agreement with Mr. Joseph Zawaideh, who is our Vice President, Sales, on September 7, 2004. Mr. Zawaideh receives an annual base salary of $200,000. At the discretion of the Compensation Committee of the board of directors, Mr. Zawaideh is entitled to an annual bonus of up to 50% of his annual base salary. Mr. Zawaideh is entitled to receive stock options pursuant to the 2002 stock option plan. Upon the closing of this offering, Mr. Zawaideh will be granted 100,000 stock options at an exercise price equal to the price of the shares issued in this offering.

      Mr. Zawaideh’s employment may be terminated for cause (as defined in the agreement). If Mr. Zawaideh’s employment is terminated without cause (as defined in the agreement), Mr. Zawaideh is entitled to receive a lump sum severance equal to twelve months’ salary.

      The agreement also contains non-compete and confidentiality covenants for our benefit.

Employee Benefit Plans

Stock Option Plans

      We adopted our 2002 stock option plan, or 2002 plan, in June 2002 and our stockholders approved such plan in June 2002. Prior to the offering, we intend to adopt an amendment to the 2002 plan to increase the shares of our common stock reserved for issuance under the plan and to permit share appreciation rights to be granted with stock options. A share appreciation right allows the participant to request a cash payment equal to the difference between the fair market value of a share and the exercise price. We will have the option of paying cash or delivering common stock on the exercise of a share appreciation right. Options under the 2002 plan shall be granted, if at all, within ten years from June 13, 2002. The 2002 plan provides for the grant of the following:

•	incentive stock options, as defined under the Internal Revenue Code, which may be granted solely to our employees, including officers, and

•	nonstatutory stock options, which may be granted to our directors, consultants or employees, including officers.

      OccuLogix Corporation, a predecessor company, adopted a 1997 stock option plan, or 1997 plan. When the 2002 plan was adopted, the 1997 plan was terminated and the number of shares reserved for issuance under the 2002 plan was reduced by the number of shares issuable under options granted under the 1997 plan.

Share Reserve

      Following amendment of our 2002 stock option plan, an aggregate of 4,456,000 shares of our common stock will be reserved for issuance under the 2002 plan and the 1997 plan.

      Shares subject to stock options that expire, terminate, are repurchased, or are forfeited under the 2002 plan or 1997 plan will again become available for the grant of options under the 2002 plan. Shares issued under the 2002 plan may be previously unissued shares or reacquired shares bought on the market or otherwise or any combination thereof. If any shares subject to a stock option are not delivered to a participant because such shares are withheld for the payment of taxes or the stock option is exercised through a “net exercise”, the number of shares that are not delivered to the participant shall remain available for the grant of options under the 2002 plan. If the exercise price of any stock option is satisfied by tendering shares of common stock held by the participant, the number of shares tendered shall remain available for the grant of options under the 2002 plan. If a share appreciation right is exercised, the shares subject to the related stock option shall remain available for the grant of options under the 2002 plan.

Administration

      The 2002 plan will be administered by our Compensation Committee. Subject to the terms of the 2002 plan, our Compensation Committee determines recipients, the numbers and types of stock options to be granted and the terms and conditions of the stock options, including the period of their exercisability and vesting. Subject to the limitations set forth below, our Compensation Committee will also determine the exercise price of options granted under the 2002 plan and may reprice such options, which includes reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity option or any other action that is treated as a repricing under generally accepted accounting principles.

      Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option shall be determined by our compensation committee and generally cannot be less than 85% of the fair market value on the date of grant. The exercise price of a non statutory option granted to any person who, at the time of grant, owns more than 10% of our total combined voting power or of any affiliate may not be less than 110% of the fair market value of the stock subject to the option on the date of grant. Options granted under the 2002 plan vest at the rate specified in the option agreement.

      In general, the term of stock options granted under the 2002 plan may not exceed ten years and in certain circumstances may be shorter. Unless the terms of an optionee’s stock option agreement provide for earlier or later termination, if an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options for up to 12 months from cessation of service or such longer period as the board in its discretion determines. If an optionee’s service relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options for up to three months from cessation of service or such longer period as the board in its discretion determines.

      Acceptable consideration for the purchase of common stock issued under the 2002 plan will be determined by our board of directors and may include cash, common stock previously owned by the optionee, the net exercise of the option, consideration received in a “cashless” broker-assisted sale and other legal consideration approved by our board of directors.

      Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

     Limitations

      Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or of any affiliate unless the following conditions are satisfied:

•	the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	the term of any incentive stock option award must not exceed five years from the date of grant.

     Corporate Transactions

      In the event of certain corporate transactions, all outstanding stock options under the 2002 plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such options, such stock options will be terminated if not exercised prior to the effective date of the corporate transaction.

     Plan Amendments

      Our board of directors will have authority to amend or terminate the 2002 plan. No amendment or termination of the 2002 plan shall adversely affect any rights under options already granted to a participant unless agreed to by the affected participant or required to comply with applicable law. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-United States jurisdiction applicable to options granted to residents therein, we shall obtain stockholder approval of any such amendment to the 2002 plan in such a manner and to such a degree as required and will obtain stockholder approval to any increase in the maximum number of shares of common stock reserved for issuance under the 2002 plan.

     Options Granted Under the 1997 Plan and the 2002 Plan

      As of September 30, 2004, there were an aggregate of 1,599,316 options outstanding under the 1997 plan and the 2002 plan. Upon the closing of this offering, an additional 828,000 options will be granted to certain of our officers, employees and directors, which will vest annually over three years, in equal installments.

     Options Granted Outside the 1997 Plan and the 2002 Plan

      In addition to the options referred to above, at September 30, 2004, there were 344,083 options outstanding that were granted outside our stock option plans.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OccuLogix, L.P.

      Prior to the Reorganization, OccuLogix, L.P., was our primary customer. Prior to this offering, we and TLC Vision each owned a 50% interest in OccuLogix, L.P. OccuLogix, L.P.’s only customer to date has been a subsidiary of TLC Vision.

TLC Vision and Diamed

      On April 4, 2002, TLC Vision agreed to invest an initial $1,000,000 in us in the form of a subordinated convertible promissory note, bearing interest at 10% per annum, due and payable at the demand of TLC Vision on or after April 4, 2004. On July 25, 2002, this subordinated convertible promissory note, together with accrued interest of $30,684, was converted into 178,227 shares of series B preferred stock at $5.78 per share. Also on July 25, 2002, TLC Vision invested an additional $2,000,000 in us in exchange for 345,843 shares of series B convertible preferred stock.

      In January 2004, to assist in the sale of 13,883 shares of series A preferred stock by an independent stockholder, TLC Vision acquired 10,883 of the available series A preferred stock from the selling stockholder at $0.98502 per share subsequent to a second independent stockholder purchasing the other 3,000 shares of series A preferred stock at the same price per share.

      In December 2003, in connection with the conversion of a portion of the Asahi Medical note into shares of common stock and pursuant to the amended and restated investors’ rights agreement dated June 25, 2003, the existing stockholders were allowed to exercise pre-emptive rights to purchase additional shares of common stock. TLC Vision and Diamed exercised their pre-emptive rights and purchased 302,118 and 277,489 shares of common stock, respectively, at $0.98502 per share.

      In September 1997, Diamed invested an initial $1,000,000 in return for 145,909 shares of series A preferred stock. In August 1998, Diamed invested a further $500,000 in return for 125,000 shares of common stock.

      During 2001, Diamed purchased $227,575 in series B convertible debentures, convertible at its option into shares of series B preferred stock at $2.00 per share and automatically convertible upon an initial public offering of our securities. In connection with the acquisition of the series B convertible debentures, Diamed also received series A preferred stock purchase warrants which were exercisable over a three year period from the date of issuance at an exercise price of $2.00.

      In 2002, Diamed exercised its option to convert its series B convertible debentures into 45,584 shares of series A convertible preferred stock. In July 2004, Diamed exercised its stock purchase warrants and purchased 32,849 shares of series A preferred stock.

      On June 25, 2003, TLC Vision and Diamed agreed to invest up to an aggregate of $12,000,000 in us, an aggregate of $7,000,000 of which was to be invested under debentures convertible into our common stock on an equal basis in connection with the funding of our MIRA-1 and related clinical trials. As at September 30, 2004, TLC Vision and Diamed have advanced $5,100,000 under the convertible debentures. Prior to this offering, as part of the Reorganization, TLC Vision and Diamed have agreed to advance the remaining $1,900,000 available as of September 30, 2004 and convert the convertible debentures into an aggregate of 7,106,454 shares of our common stock at a price of $0.98502 per share. The $5,000,000 portion of the $12,000,000 commitment which is not convertible into our common stock will not be advanced and the commitment will be terminated before this offering is completed.

      As part of the Reorganization we will also acquire TLC Vision’s interest in OccuLogix, L.P. in exchange for shares of our common stock. We believe that our value resides solely in OccuLogix, L.P., which was given all of the distribution and marketing rights for the RHEO System for ophthalmic indications to which we are entitled. Prior to the Reorganization our only profit stream has come from our share of OccuLogix, L.P.’s earnings. Our acquisition of TLC Vision’s 50% ownership interest in OccuLogix, L.P. achieved through the Reorganization will move the earnings potential for sales of the RHEO System to us. As a result of the Reorganization, our number of outstanding shares, on a fully diluted basis, will double. TLC Vision will increase its beneficial ownership in us from 27.7% to 65.8%, or from 4,735,014 shares to 23,805,247 shares. Upon completion of this offering, TLC Vision will beneficially own approximately 52.2% of our common stock.

      Included in amounts due to stockholders as at September 30, 2004, is $75,281 owing to TLC Vision for computer and administrative support, which has been expensed. The amount owing to TLC Vision was $0 as at December 31, 2003.

      During the nine months ended September 30, 2004 and during the period between November 1, 2003 and December 31, 2003, we paid $3,647 and $826 to a subsidiary of TLC Vision for office space for each respective period. These amounts are expensed in the period incurred and paid monthly.

      Elias Vamvakas, the Chairman and former CEO of TLC Vision, became our Chairman in September 2003 and is now also our CEO. Two other directors of TLC Vision will also be our directors.

      We purchase the OctoNova pump pursuant to a marketing and distribution agreement with Diamed, the developer of the OctoNova pump, and a distribution agreement with MeSys, the company that manufactures the pump for Diamed. We previously paid an annual licensing fee of €3,000 to Diamed. Payments made in the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 were $3,787, $3,262 and $2,705, respectively. The marketing and distributorship agreement with Diamed provides for a minimum purchase of 1,000 OctoNova pumps during the period from the date of the agreement until five years after FDA approval, representing an aggregate commitment of €16,219,000, or $20,922,510 based on current exchange rates. The distribution agreement with MeSys provides for a minimum purchase of 25 OctoNova pumps per year beginning after FDA approval of the RHEO System, representing an annual commitment of €405,000, or approximately $522,450 based on current exchange rates. Upon completion of this offering, Diamed will own approximately 9.0% of our common stock on a fully diluted basis.

      On February 11, 1997, Apheresis Technologies entered into an agreement with Diamed to pay $1,000,000 for the purpose of supporting Diamed’s conduct of research and gathering of clinical data in Germany. On May 20, 1998, we agreed to assume the obligation to make this payment. Payments of $250,000 were made in each of December 1997 and June 1999. The balance of $500,000 remained unpaid as at September 30, 2004 and December 31, 2003. The balance is unsecured, due on demand and no interest is payable on the outstanding balance.

Hans Stock

      Mr. Stock, who is the controlling stockholder of Diamed, is also our stockholder and is a party to two agreements with us:

      On February 21, 2002, we entered into an agreement with Mr. Stock as a result of his assistance in procuring a distributor agreement for the filter products used in the RHEO System from Asahi Medical. Mr. Stock agreed to further assist us in procuring new product lines from Asahi Medical for marketing and distribution by us. The agreement will remain effective for a term consistent with the term of the distributorship agreement with Asahi Medical and Mr. Stock will receive a 5% royalty payment on the purchase of the filters from Asahi Medical. Royalty payments made to Mr. Stock in respect of products supplied to us by Asahi Medical in the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 were $5,130, $9,234 and $598, respectively.

      On June 25, 2002, we entered into an agreement with Mr. Stock, which was subsequently amended and restated on August 6, 2004 and October 25, 2004, for the purposes of procuring a patent license for the extracorporeal applications in ophthalmic diseases for that period of time in which the patent was effective. Mr. Stock is entitled to 1.5% of total net revenues from our commercial sales of products sold in reliance and dependence upon the validity of the patent’s claims and rights in the United States. We agreed to make advance payments to Mr. Stock of $50,000 per year, payable on a quarterly basis, to be credited against any and all future payments payable in accordance with this agreement.

     Apheresis Technologies, Inc.

      On May 1, 2002, we entered into an exclusive distribution services agreement with Apheresis Technologies, Inc., a company managed by John Cornish, one of our stockholders, pursuant to which we pay 5% of our cost of components of the RHEO System. Under this agreement, Apheresis Technologies is our exclusive provider of warehousing, order fulfillment, shipping, billing services and customer service related to shipping and billing.

      On July 30, 2004, we amended our distribution services agreement with Apheresis Technologies such that we would have the sole discretion as to when the agreement would terminate. In consideration of this amendment, we agreed to pay Apheresis Technologies $100,000 on the successful completion of our initial public offering.

      On June 25, 2003, we entered into a reimbursement agreement with Apheresis Technologies, pursuant to which employees of Apheresis Technologies provide services to us and Apheresis Technologies is reimbursed for the applicable percentage of time the employees spend working for us. These employees of Apheresis Technologies participate in our bonus plan. During the nine months ended September 30, 2004 and during the period between June 25, 2003 and December 31, 2003, we paid Apheresis Technologies $129,551 and $78,695, respectively. Included in accounts payable as of September 30, 2004 and December 31, 2003 are $14,255 and $3,961, respectively, due to Apheresis Technologies.

Rheogenx Biosciences Corporation

      Rheogenx was created to further develop the use of the current components of the RHEO System for non-ophthalmic uses. The initial shareholders of Rheogenx were the same as the shareholders of Occulogix as of June 24, 2003 and each held the same number and class of shares of Rheogenx as he, she or it owned in Occulogix as of June 24, 2003. The significant shareholders of Rheogenx as of its formation who are also our affiliates were TLC Vision, Diamed, John Cornish and Dr. Richard Davis.

Dr. Richard Lindstrom

      LaserVision Centers Inc., a subsidiary of TLC Vision, has a limited partnership agreement with Minnesota Eye Consultants, P.A. for the operation of one of its roll-on/roll-off mobile systems. Dr. Richard Lindstrom, one of our directors, is President of Minnesota Eye Consultants. LaserVision is the general partner and owns 60% of the partnership, Refractive Laser Partnership No. 1, L.P. Minnesota Eye Consultants, P.A. is a limited partner and owns 40% of Refractive Laser. Under the terms of the partnership agreement, LaserVision receives a revenue-based management fee from Refractive Laser. Subsequent to its acquisition of LaserVision, TLC Vision received $48,000 and $21,000 in management fees from the partnership for the year ended December 31, 2003 and the transitional period ended December 31, 2002, respectively. In 2003, Dr. Lindstrom also received a total of $170,000 in compensation from TLC Vision in his capacity as medical director of TLC Vision and LaserVision and as a consultant to LaserVision and Midwest Surgical Services, a cataract services provider and wholly owned subsidiary of LaserVision.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table shows information regarding the beneficial ownership of our common stock as of the date of this prospectus, after giving effect to the Reorganization, and as adjusted to reflect the sale of common stock in this offering:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each selling stockholder participating in this offering;

•	each person who is a member of our board of directors;

•	each person who is one of our named executive officers; and

•	all persons who are members of our board of directors and our executive officers as a group.

      Beneficial ownership of shares is determined in accordance with SEC rules and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth below is based on 5,360,275 shares of common stock outstanding as of September 30, 2004 and gives effect to the issuance of 30,799,292 shares of common stock pursuant to the Reorganization. Common stock underlying warrants or stock options that are presently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the ownership percentage of that person, but are not considered outstanding for the purpose of computing the percentage ownership of any other person. With the exception of TLC Vision, Diamed and Dr. Davis, all share numbers represented in the table below are stock options that are presently exercisable or exercisable within 60 days of this prospectus.

      Except as indicated in the footnotes to this table, to our knowledge, each stockholder in the table will have sole voting and investment power for the shares shown as beneficially owned by such stockholder subsequent to our initial public offering. Percentages are based on 36,159,567 shares outstanding immediately prior to the closing of this offering, and 41,759,567 shares outstanding after the closing of this offering, both with and without exercise of the underwriters’ overallotment option. Except as otherwise noted, each stockholder’s address is c/o OccuLogix, Inc. 5280 Solar Drive, Suite 100, Mississauga, Ontario L4W 5M8.

				Shares Beneficially			Shares Beneficially
				Owned After this			Owned After this
	Shares Beneficially			Offering Assuming No			Offering Assuming Full
	Owned Immediately			Exercise of the Over-			Exercise of the Over-
	Prior to this Offering			allotment Option			allotment Option

Name of Beneficial Owner	Number		%	Number		%	Number		%

Directors, Officers and 5% Stockholders
TLC Vision Corporation	23,805,247	(1)	65.8	21,802,602	(2)	52.2	20,900,800	(3)	50.1
Diamed Medizintechnik GmbH(7)	4,332,234		12.0	3,967,596		9.5	3,802,897		9.1
Elias Vamvakas	504,583		1.4	504,583		1.4	504,583		1.4
Richard Davis, MD(4)	1,646,392	(5)	4.6	1,507,903		3.6	1,445,583		3.5
William G. Dumencu, CA	100,000		*	100,000		*	100,000		*
Irving Siegel, MD	300,000		*	300,000		*	300,000		*
Thomas N. Davidson	0		*	0		*	0		*
Jay T. Holmes	0		*	0		*	0		*
Richard L. Lindstrom, MD	0		*	0		*	0		*
Georges Noël	25,000		*	25,000		*	25,000		*
All directors and executive officers as a group (13 persons)(4)(6)	2,692,899		7.2	2,554,410		5.9	2,492,090		5.8
Other Selling Stockholders
Michael Abdoney	9,247		*	8,470		*	8,120		*
Wanda Batts	537		*	492		*	472		*
William Bennett, M.D.	6,250		*	5,725		*	5,488		*

			Shares Beneficially		Shares Beneficially
			Owned After this		Owned After this
	Shares Beneficially		Offering Assuming No		Offering Assuming Full
	Owned Immediately		Exercise of the Over-		Exercise of the Over-
	Prior to this Offering		allotment Option		allotment Option

Name of Beneficial Owner	Number	%	Number	%	Number	%

Bermuda Bay, Ltd.	16,309	*	14,938	*	14,320	*
Daniel Bertoch, D.D.S.	6,122	*	5,608	*	5,376	*
Tom Brandt	24,488	*	22,429	*	21,502	*
Sandra Bruch	6,122	*	6,022	*	6,022	*
John Cornish	333,589	*	305,529	*	292,902	*
Margaret Cornish	9,247	*	8,470	*	8,120	*
Ramia Cornish	206,250	*	188,901	*	181,094	*
Margaret Cornish QDOT Trust	676,676	1.9	619,757	1.5	594,143	1.4
Dana Deupree	15,000	*	13,739	*	13,171	*
Larry Dewberry	14,743	*	13,503	*	12,945	*
David Dieters	4,897	*	4,486	*	4,300	*
Burt Dubow	28,837	*	26,412	*	25,320	*
Alexander Eaton, M.D. (VSF)	73,722	*	67,521	*	64,731	*
Richard Fielder	75,700	*	69,333	*	66,467	*
Richard & Brigitte Fielder	12,243	*	11,214	*	10,750	*
Patrick Flaherty, M.D. (VSF)	13,795	*	12,635	*	12,113	*
David Geller, M.D.	9,872	*	9,042	*	8,668	*
James Gills, M.D.	98,365	*	90,091	*	86,368	*
James P. Gills Flint Trust	258,363	*	236,631	*	226,851	*
Ray Gonzalez	231,433	*	211,966	*	203,206	*
Alan & Debra Green	9,247	*	8,470	*	8,120	*
Richard Hairston	6,849	*	6,273	*	6,014	*
Thomas Hooker	6,122	*	5,608	*	5,376	*
Susan B. Howard	2,500	*	2,290	*	2,196	*
David Israel	11,377	*	10,421	*	9,990	*
Charles Jenkins	4,623	*	4,235	*	4,060	*
Carol Jones	5,000	*	4,580	*	4,391	*
Charles L. Jones (VSF)	36,861	*	33,761	*	33,561	*
W. Andrew Krusen	50,000	*	45,795	*	43,902	*
Merit Partners (Schoenbaum Trust)	12,243	*	11,214	*	10.750	*
Angela Metelski	1,250	*	1,145	*	1,098	*
Julie & Matt Mores	5,808	*	5,320	*	5,100	*
Julie Mores	6,122	*	5,608	*	5,376	*
Matt Mores	9,833	*	9,006	*	8,634	*
Robin Morrison	2,075	*	1,901	*	1,822	*
Donna M. Muller (Brewer)	375	*	344	*	330	*
Michael Murray	4,039	*	3,700	*	3,547	*
Sandara Murray	6,122	*	5,608	*	5,376	*
Northlea Partners	42,659	*	39,071	*	37,456	*
Rula Peindado	2,500	*	2,290	*	2,196	*
Nancie Reichle	7,950	*	7,282	*	6,981	*
Kris Richards, Jr., M.D.	6,410	*	5,871	*	5,629	*
A.H. Rodriguez	7,445	*	6,819	*	6,537	*
Christopher Rodriguez	6,122	*	5,608	*	5,376	*
Donna Rodriguez	10,331	*	9,462	*	9,071	*
Jennifer Rodriguez	6,122	*	5,608	*	5,376	*
Rodriguez Family Trust, A.H.	134,679	*	123,351	*	118,253	*
Donna Rodriguez Family Trust	67,342	*	61,678	*	59,129	*
Safe Harbor Fund, L.P.	15,925	*	14,586	*	13,983	*

			Shares Beneficially		Shares Beneficially
			Owned After this		Owned After this
	Shares Beneficially		Offering Assuming No		Offering Assuming Full
	Owned Immediately		Exercise of the Over-		Exercise of the Over-
	Prior to this Offering		allotment Option		allotment Option

Name of Beneficial Owner	Number	%	Number	%	Number	%

Safe Harbor Managed Account 101-A, Ltd.	59,565	*	54,555	*	52,300	*
Paul Scharfer	11,442	*	10,480	*	10,047	*
Jeffrey Schwartz	4,807	*	4,403	*	4,221	*
Jane Cornish Smith	230,586	*	211,190	*	202,462	*
Mark Stern	80,548	*	73,773	*	70,724	*
Mark Stern & Ellen Kaplan	24,488	*	22,429	*	21,502	*
Hans Stock(7)	397,928	1.1	364,456	*	349,394	*
Don Strickland	10,000	*	9,159	*	8,781	*
S.M. Weinstock	10,273	*	9,409	*	9,021	*
Leslie Wells	1,681	*	1,540	*	1,476	*
Barbara White	7,372	*	6,752	*	6,473	*
Elizabeth White	1,201	*	1,100	*	1,055	*
David Wise (VSF)	43,567	*	39,903	*	38,254	*

*	Less than 1%.

(1)	Of such shares, 1,569,217 are owned directly by TLC Vision and 22,236,030 will be owned by TLC Vision (USA) Corporation, a wholly-owned subsidiary of TLC Vision. Includes 1,569,217 shares issuable in exchange for shares of OccuLogix ExchangeCo ULC owned by TLC Vision. OccuLogix ExchangeCo ULC will be a newly formed subsidiary to allow for the tax efficient transfer of TLC Vision’s interest in OccuLogix, L.P. to us.

(2)	Of such shares, 0 will be owned directly by TLC Vision and 21,802,602 shares will be owned by TLC Vision (USA) Corporation, a wholly-owned subsidiary of TLC Vision.

(3)	Of such shares, 0 will be owned directly by TLC Vision and 20,900,800 shares will be owned by TLC Vision (USA) Corporation, a wholly-owned subsidiary of TLC Vision.

(4)	Dr. Davis was Chief Executive Officer from January to June 2003 and Chief Science Officer from July 2003 to April 2004.

(5)	This includes 221,875 shares of common stock related to stock options.

(6)	This includes 1,268,382 shares of common stock related to stock options currently outstanding and does not include 630,000 shares of common stock related to stock options which will be issued upon the closing of this offering and have not yet vested.

(7)	Diamed is controlled by Mr. Hans Stock.

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of 25 million shares of common stock, par value $0.001 per share, and 6 million shares of preferred stock, of which 2.5 million are designated as series A convertible preferred stock, par value $0.001 per share and 2 million are designated as series B convertible preferred stock, par value $0.001 per share. Prior to the closing of this offering we will amend our certificate of incorporation to increase the number of authorized shares of common stock from 25 million to 75 million and to add a class of “blank check” preferred stock, consisting of 10 million authorized shares, par value $0.001 per share. As of September 30, 2004, there were 101 holders of series A preferred stock, 24 holders of series B preferred stock and 89 holders of common stock.

Common Stock

      Outstanding Shares. Upon completion of this offering, there will be 41,759,567 shares of common stock outstanding assuming completion of the Reorganization and assuming no exercise of options or warrants outstanding as of September 30, 2004 to purchase an aggregate of 1,980,899 shares of our common stock.

      Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Under our amended and restated certificate of incorporation, our stockholders will not have cumulative voting rights, and thus, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.

      Rights to Dividends and on Liquidation, Dissolution or Winding Up. The holders of our common stock will be entitled to receive dividends as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. In the event of any liquidation, dissolution or winding up of our company, common stockholders will be entitled to share in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

      Additional Issuances of Common Stock. Additional shares of our authorized common stock will be issued, as determined by our board of directors from time to time, without approval of holders of our common stock, except as may be required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Preferred Stock

      Pursuant to our amended and restated certificate of incorporation, our board of directors will be authorized to issue “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the stockholders, will be authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.

      As of September 30, 2004, we had issued and outstanding 2,147,024 shares of series A convertible preferred stock and 620,112 shares of series B convertible preferred stock. Immediately prior to the closing of this offering, all such shares of preferred stock will be converted into shares of common stock and the series A convertible preferred stock and series B convertible preferred stock will be deleted from our certificate of incorporation.

Investor Rights Agreement

      In connection with TLC Vision’s original investment in us, we entered into an investor rights agreement dated July 25, 2002, amended and restated on June 25, 2003 and amended and restated again on November 1, 2004, or the IRA, which gives certain of our stockholders, among other things, piggy-back registration rights that would be applicable in connection with the offering.

      Under the IRA, we must give holders of series A convertible preferred stock and series B convertible preferred stock notice in writing not less than 30 days prior to filing a registration statement. Each holder must within 20 days of receiving such written notice, notify us of the amount of stock it wishes to include in the registration statement. The IRA contains procedures for the underwriters to reduce the number of securities in the offering.

      The IRA contains typical requirements, requiring the selling securityholders be a party to the underwriting agreement, sign lock-up agreements (in the case of the offering, for up to 180 days) and various contribution and indemnity procedures.

      In addition, expenses of the offering (excluding underwriting commissions for the selling stockholders) are to be borne by us, including reasonable fees and disbursements for one counsel for all of the selling stockholders.

      On November 1, 2004, we amended and restated the IRA to provide that the parties to the IRA will only have piggy-back registration rights which would be applicable in connection with future offerings.

Options and Warrants

     Stock Option Plan

      During the year ended December 31, 2003, we issued stock options on a date that, on such date, we expected would be within twelve months of the filing of the registration statement to which this prospectus relates. Accordingly, we estimated the fair value of these stock options based on the estimated offering price of our common stock in this offering, which we are expensing over the vesting period of these options. These options will become fully vested upon the closing of this offering. Therefore, we will record the remaining unamortized stock compensation expense immediately during the period in which this offering occurs.

      Our 2002 stock option plan was established effective as of the date of the merger and reincorporation of Vascular Sciences Corporation, our predecessor. The stock option plan was adopted to replace the previous stock option plan for employees, directors and consultants. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in our capital structure, appropriate adjustments shall be made in the number and class of shares subject to the stock option plan and to any outstanding options.

      Options granted under the stock option plan may be either incentive stock options or non statutory stock options. Under the terms of the stock option plan, the exercise price per share for an incentive stock option shall not be less than the fair market value of a share of common stock on the effective date of grant of the option and for a non statutory stock option the exercise price per share shall not be less than 85% of the fair market value of a share of common stock on the effective date of grant of the option. No option granted to a 10% owner optionee shall have an exercise price per share of less than 110% of the fair market value of a share of common stock on the effective date of grant of the option.

      Options shall not be exercisable after the expiration of 10 years after the effective date of grant of such option, provided that (i) no incentive stock option granted to a 10% owner optionee shall be exercisable after the expiration of five years after the effective date of grant of such option, (ii) no option granted to a prospective employee, prospective consultant or prospective director may become exercisable prior to the date on which such person commences service, and (iii) with the exception of an option granted to an officer, director or a consultant, no option shall become exercisable at a rate less than 20% per year over a period of five years from the effective date of grant of such option unless otherwise approved by the board of directors.

      We also issued options outside of the plan. These options were issued before the establishment of the stock option plan or when the authorized limit of the stock option plan was exceeded. In addition, options issued to companies for purposes of settling amounts owing were issued outside of the stock option plan, as the stock option plan prohibits the granting of options to companies. The issuance of such options were approved by the board of directors and were on terms and conditions similar to those options issued within the stock option plan.

      Included in the total options outstanding as of December 31, 2003 of 2,389,961, are 1,352,500 options issued to employees, directors and certain executives which were issued into a voting trust. Our board of directors controls the voting privileges associated with the common stock underlying these options. Upon the completion of this initial public offering, the voting trust is to be dissolved with all options returning to each respective individual.

      As of September 30, 2004, we had 1,943,399 options outstanding with a weighted average exercise price of $1.46, of which 1,599,316 were issued under our stock option plans. Upon the closing of this offering, 828,000 options to purchase shares of common stock will be granted under our 2002 stock option plan to certain of our officers, employees and directors. The shares will have an exercise price equal to the price of the shares issued in this offering.

      Upon the closing of this offering, the 2002 stock option plan will be amended to provide that 4,456,000 shares of common stock will be reserved for issuance under the plan.

      In addition, upon the closing of this offering, the 2002 stock option plan will be amended to permit us to grant stock appreciation rights in connection with the grants of options. A stock appreciation right permits the holder to receive a cash payment equal to the difference between the exercise price of an option and the fair market value of a share.

     Summary of Outstanding Stock Options

      The following table sets forth the number of options to purchase shares of our common stock as of September 30, 2004:

	Number of Shares of
	Common Stock
Class of Optionee	under Option	Exercise Price	Expiry Date

Executive officers and directors (5 persons)	1,046,507	$0.99 – $1.30	Aug. 2012 to Aug. 2013
Other employees (8 persons)	570,841	$0.80 – $4.00	Mar. 2009 to Nov. 2013
Consultants (18 persons)	301,051	$0.04 – $4.00	Jan. 2008 to Jul. 2013
Other (2 persons)(1)	25,000	$4.00	Nov. 2008

(1)	As part of the terms agreed to when James P. Gills, MD and Lew Friedland invested $750,000 in us, they received 12,500 options each at an exercise price of $4.00 per share.

     Warrants

      Purchasers of series A convertible preferred stock received warrants to purchase shares of voting common stock at $1.00 per share. The warrants were exercisable for the purchase of one share of voting common stock for each share of series A convertible preferred stock owned. In February 1998, an additional warrant was granted to each holder of series A convertible preferred stock to purchase an equal number of shares of voting common stock at $2.00 per share. Additionally, warrants to purchase 50,000 shares of voting common stock at $1.00 per share were granted to an officer, and certain directors and stockholders, in exchange for providing certain private credit guarantees.

      All warrants to purchase shares of common stock and series A convertible preferred stock at exercise prices between $1.20 per share and $7.83 per share expired on July 17, 2004, other than warrants to purchase 379,284 shares of series A convertible preferred stock and warrants to purchase 77,370 shares of common stock which were exercised prior to expiration and warrants to purchase 37,500 shares of common stock at an exercise price of $4.00 per share which expire on November 10, 2008.

Stockholder Action

      Our amended and restated certificate of incorporation will provide that stockholders may act by written consent, without a meeting, without notice and without a vote. This provision enables stockholders to act on matters subject to a stockholder vote without waiting until the next annual or special meeting of stockholders.

Special Meetings of Stockholders

      Our amended and restated by-laws will provide that special meetings of the stockholders may be called by the chairman of the board of directors or by a majority of the board of directors or the holders of at least two-thirds of our outstanding voting stock.

Delaware Anti-Takeover Statute

      Our amended and restated certificate of incorporation will provide that we have opted out of the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless the business combination, or the transaction in which the stockholder became an interested stockholder, is approved in a prescribed manner. Since we will have opted out in the manner permitted under the DGCL, these restrictions will not apply to us.

Other Anti-Takeover Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

      Our amended and restated certificate of incorporation and amended and restated by-laws will contain several provisions, in addition to those pertaining to the issuance of additional shares of our authorized common stock and preferred stock without the approval of the holders of our common stock, that could delay or make more difficult the acquisition of our company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider to be in such holder’s best interest, including those attempts that might result in a premium over the market price of our common stock.

Amendment of our Amended and Restated Certificate of Incorporation

      Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of our capital stock that are entitled to vote generally in the election of our directors, voting together as a single class, is required to amend, alter, change or repeal its provisions.

Amendment of our Amended and Restated By-laws

      Our amended and restated certificate of incorporation will provide that our amended and restated by-laws can be amended only by either our board of directors or the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of our capital stock that are entitled to vote generally in the election of our directors, voting together as a single class.

Limitation of Liability and Indemnification

      Our amended and restated certificate of incorporation will provide that, to the fullest extent from time to time permitted by law, no directors shall be personally liable for monetary damages for breach of any duty as a director. As required under current Delaware law, our amended and restated certificate of incorporation will provide that this waiver may not apply to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

      However, in the event the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither the amendment or repeal of this provision of our amended and restated certificate of incorporation, nor the adoption of any provision of our amended and restated certificate of incorporation which is inconsistent with this provision, shall eliminate or reduce the protection afforded by this provision with respect to any matter which occurred, or any suit or claim which, but for this provision would have accrued or arisen, prior to such amendment, repeal or adoption.

      Our amended and restated certificate of incorporation will also provide that we shall, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We shall also indemnify any person who, at our request, is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

      The right to be indemnified shall include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if the DGCL requires, such advance payment will be made only if we receive an undertaking to repay such amount if it shall be determined that he or she is not entitled to be indemnified.

      Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt by-laws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment or repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, shall eliminate or reduce any rights to indemnification relating to the indemnified party’s status or any activities prior to such amendment, repeal or adoption.

      We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Listing

      We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “RHEO”.

Transfer Agent and Registrar

      Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock prevailing from time to time. As we describe below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, after such restrictions lapse, the market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

      Upon the completion of this offering, we will have 41,759,567 shares of our common stock outstanding. Of these shares, the 8,400,000 shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

      The remaining 33,359,567 shares of our common stock outstanding upon completion of this offering are deemed “restricted shares” under Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they are exempt from the registration requirements under the rules of the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144, such shares will be available for sale in the public market as follows:

•	1,234,151 shares will be eligible for immediate sale upon the completion of this offering;

•	27,375 restricted shares, including shares issued upon the exercise of options or warrants, to officers, directors and consultants under any employee benefit plan will be eligible for future sale 90 days after the date of this offering and could as a result of Rule 701 be sold, subject to any lock-up and not otherwise immediately saleable;

•	31,533,576 restricted shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of the underwriting agreement relating to this offering; and

•	the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

      Rule 144. In general, under Rule 144 under the Securities Act, a person, or persons whose shares are aggregated, who owns shares that were acquired from us or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 417,595 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

      Rule 144(k). Under Rule 144(k) under the Securities Act, a person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who owns shares that were acquired from us or an affiliate at least two years ago is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice of sale provisions of Rule 144. Therefore, unless subject to a lockup agreement or otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

      Rule 701. Rule 701 under the Securities Act generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. As a result, most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares pursuant to the Rule.

      Lock-Up Agreements. We, along with all of our directors and officers and each of the selling stockholders listed under the heading “Principal and Selling Stockholders”, have agreed with the underwriters that for a period of 180 days following the date of the underwriting agreement relating to this offering, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. Citigroup Global Markets Inc. may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. There are no agreements among Citigroup Global Markets Inc. and any parties to lock-up agreements releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      Piggyback Registration Rights. Following this offering, under specified circumstances and subject to customary conditions, holders of approximately 33.5 million shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Sales of these shares pursuant to such registration would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Investor Rights Agreement”.

      Stock Options. Following this offering, we intend to file with the Securities and Exchange Commission registration statements under the Securities Act covering the shares of common stock reserved for issuance under our stock option plans. The registration statements are expected to become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under these registration statements, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above, will be available for sale in the open market.

UNDERWRITING

      Citigroup Global Markets Inc., is acting as sole book-runner of the offering, and together with SG Cowen & Co., LLC and ThinkEquity Partners LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of shares

Citigroup Global Markets Inc.
SG Cowen & Co., LLC
ThinkEquity Partners LLC
Orion Securities (USA) Inc.
DeMatteo Monness LLC
Citigroup Global Markets Canada Inc.
Clarus Securities Inc.
Orion Securities Inc.
Octagon Capital Corporation

Total

      The offering is being made concurrently in the United States and in each of the provinces of Canada. The shares will be offered in the United States through those underwriters who are registered to offer the shares for sale in the United States and such other registered dealers as may be designated by the underwriters. The shares will be offered in each of the provinces of Canada through those underwriters or their Canadian affiliates who are registered to offer the shares for sale in such provinces and such other registered dealers as may be designated by the underwriters.

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $                    per share. The underwriters may allow, and dealers may re-allow, a concession not to exceed $                    per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to sell any shares of our common stock to discretionary accounts.

      The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,260,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our officers and directors and the selling stockholders have agreed that, for a period of 180 days from the date of the underwriting agreement relating to this offering, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any of our common stock or any securities convertible or exchangeable for our common stock. Citigroup, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

      We expect to deliver the common stock against payment for the shares on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the sixth business day following the date of the pricing of the common stock. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade common stock on the date of pricing or the next succeeding two business days will be required, by virtue of the fact that the common stock initially will settle on                     , 2004, to specify alternative settlement arrangements to prevent a failed settlement.

      Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose common activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

      We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “RHEO”.

      The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by OccuLogix		Paid by selling stockholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$

      In connection with the offering, Citigroup on behalf of the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position.

“Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our portion of the total expenses of this offering will be $2,100,000.

      At our request, the underwriters have reserved up to 5.0% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. Individuals who purchase these shares will be subject to a 25-day lock-up period, except our directors and officers who are otherwise subject to the 180-day lock-up described above. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act in connection with the sales of the directed shares.

      Other than in connection with this offering, the underwriters have not performed investment banking or advisory services for us.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      The validity of the issuance of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by Torys LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Piper Rudnick LLP, New York, New York.

      Piper Rudnick LLP and Gray Cary Ware & Freidenrich LLP have recently announced that they are planning to merge as of January 1, 2005. Gray Cary currently owns 12,500 shares of our common stock and options to purchase an additional 12,500 shares of common stock for an exercise price of $0.80.

EXPERTS

      Our consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      OccuLogix, L.P.’s financial statements as of December 31, 2002 and 2003 and for the period from July 25, 2002 to December 31, 2002 and the year ended December 31, 2003 included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract of other document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. Upon completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, under that Act, we will file reports, proxy statements and other information with the Commission. You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, at prescribed rates, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OccuLogix, Inc.’s (formerly Vascular Sciences Corporation) Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 (audited) and September 30, 2004 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 (audited) and the nine months ended September 30, 2003 and 2004 (unaudited)	F-4
Consolidated Statements of Changes in Stockholders’ Deficiency for the years ended December 31, 2001, 2002 and 2003 (audited) and the nine months ended September 30, 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 (audited) and the nine months ended September 30, 2003 and 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
OccuLogix, L.P.’s Financial Statements From Inception to December 31, 2003
Report of Independent Registered Public Accounting Firm	F-42
Balance Sheets as of December 31, 2002 and 2003 (audited) and September 30, 2004 (unaudited)	F-43
Statements of Operations for the period from July 25, 2002 to December 31, 2002 and the year ended December 31, 2003 (audited) and the nine months ended September 30, 2003 and 2004 (unaudited)	F-44
Statement of Partners’ Deficiency for the period from July 25, 2002 to December 31, 2002 and the year ended December 31, 2003 (audited) and the nine months ended September 30, 2004 (unaudited)	F-45
Statements of Cash Flows for the period from July 25, 2002 to December 31, 2002 and the year ended December 31, 2003 (audited) and the nine months ended September 30, 2003 and 2004 (unaudited)	F-46
Notes to Financial Statements	F-47
OccuLogix, Inc.’s Pro Forma Consolidated Financial Statements (unaudited)
Pro Forma Consolidated Balance Sheet as at September 30, 2004 (unaudited)	F-54
Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2004 (unaudited) and the year ended December 31, 2003 (unaudited)	F-55
Notes to Pro Forma Consolidated Financial Statements	F-57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

OCCULOGIX, INC. (formerly Vascular Sciences Corporation)

      We have audited the accompanying consolidated balance sheets of OccuLogix, Inc. (formerly Vascular Sciences Corporation) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders’ deficiency and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of OccuLogix, Inc. (formerly Vascular Sciences Corporation) at December 31, 2003 and 2002 and the consolidated results of its operations, changes in stockholders’ deficiency and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has sustained substantial losses for each of the years ended December 31, 2003, 2002, and 2001, has a working capital deficiency at December 31, 2003 and lacks long-term financing, which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the accompanying consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Chartered Accountants

Toronto, Canada,

August 13, 2004

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

CONSOLIDATED BALANCE SHEETS

(Going Concern Uncertainty — See Note 1)

(expressed in U.S. dollars)

	September 30,	December 31

	2004	2003	2002

	(unaudited)
ASSETS
Current
Cash	$766,936	$1,237,168	$602,457
Due from related parties [note 8]	210,194	14,074	66,107
Amount receivable	62,547	—	39,748
Inventory	837,926	188,071	146,170
Prepaid expenses	161,478	156,460	25,942

Total current assets	2,039,081	1,595,773	880,424

Fixed assets, net [note 3]	331,998	191,231	87,639
Patents and trademarks, net [note 4]	81,403	81,144	69,967
Deferred share issue costs	1,500,000	—	—

	$3,952,482	$1,868,148	$1,038,030

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current
Accounts payable	$590,570	$194,428	$1,082,679
Accrued liabilities [note 11]	1,493,034	245,581	70,877
Due to stockholders [note 6]	1,109,469	1,043,865	1,507,083
Convertible debentures due to stockholders [note 7]	5,100,000	2,650,000	—

Total current liabilities	8,293,073	4,133,874	2,660,639

Long-term convertible debentures [note 7]	—	—	32,190

Total liabilities	8,293,073	4,133,874	2,692,829

Commitments and contingencies [notes 1, 8 and 12]
Stockholders’ deficiency
Capital stock [note 13]
Common stock	5,360	5,033	3,895
Par value of $0.001 per share; Authorized: 25,000,000; Issued and outstanding: September 30, 2004 — 5,360,275; December 31, 2003 — 5,032,905; December 31, 2002 — 3,894,634
Series A convertible preferred stock	2,147	1,768	1,768
Non-cumulative, convertible par value of $0.001 per share Authorized: 2,500,000; Issued and outstanding September 30, 2004 — 2,147,024; December 31, 2003 and 2002 — 1,767,740
Series B convertible preferred stock	620	620	620
Non-cumulative, convertible par value of $0.001 per share Authorized: 2,000,000; Issued and outstanding September 30, 2004, December 31, 2003 and 2002 — 620,112
Additional paid-in capital	29,734,685	23,915,099	22,057,276
Accumulated deficit	(34,083,403)	(26,188,246)	(23,718,358)

Total stockholders’ deficiency	(4,340,591)	(2,265,726)	(1,654,799)

	$3,952,482	$1,868,148	$1,038,030

See accompanying notes

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in U.S. dollars)

	Nine months ended		Years ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

	(unaudited)
Revenues from related party	$189,373	$360,239	$390,479	$94,100	$—

Cost of goods sold to related party	184,309	349,891	373,546	80,391	—
Royalty costs	80,130	84,234	109,234	78,303	—

	264,439	434,125	482,780	158,694	—

Gross margin (loss)	(75,066)	(73,886)	(92,301)	(64,594)	—

Operating expenses
General and administrative	5,676,639	680,585	1,564,362	448,856	911,100
Clinical and regulatory	2,092,466	319,882	731,166	1,446,662	1,873,223
Sales and marketing	22,454	—	—	—	—

	7,791,559	1,000,467	2,295,528	1,895,518	2,784,323

Loss from operations	(7,866,625)	(1,074,353)	(2,387,829)	(1,960,112)	(2,784,323)

Other (expenses) income
Interest expense, (net)	(12,130)	(56,371)	(67,997)	(1,022,627)	(1,342,303)
Equity earnings of Partnership [note 5]	—	15,569	—	—	—
Other	(16,402)	5,416	(14,062)	101,142	—

	(28,532)	(35,386)	(82,059)	(921,485)	(1,342,303)

Loss from continuing operations before discontinued operations	(7,895,157)	(1,109,739)	(2,469,888)	(2,881,597)	(4,126,626)
Earnings from discontinued operations [note 10]	—	—	—	—	67,705

Net loss for the period	$(7,895,157)	$(1,109,739)	$(2,469,888)	$(2,881,597)	$(4,058,921)

Weighted average number of shares outstanding
— basic and diluted	5,143,408	3,905,209	3,976,921	3,735,062	3,603,361

Loss per share — basic and diluted
Loss per share from continuing operations	$(1.54)	$(0.28)	$(0.62)	$(0.77)	$(1.15)
Earnings per share from discontinued operations	—	—	—	—	0.02

Net loss per share	$(1.54)	$(0.28)	$(0.62)	$(0.77)	$(1.13)

See accompanying notes

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

(expressed in U.S. dollars)

	Voting		Non-voting		Series A convertible		Series B convertible
	common stock		common stock		preferred stock		preferred stock
	at par value		at par value		at par value		at par value

	Number of		Number of		Number of		Number of
	shares issued	Value	shares issued	Value	shares issued	Value	shares issued	Value
	#	$	#	$	#	$	#	$

Balance, December 31, 2000 [note 13(b)]	3,603,361	3,604	207,058	207	581,325	582	—	—
Adjustment to deficit under continuity of interest method [note 10]	—	—	—	—	—	—	—	—
Value ascribed to Series B warrants [note 7(i)]	—	—	—	—	—	—	—	—
Stock based compensation [note 2]	—	—	—	—	—	—	—	—
Stock issued pursuant to exercise of options	—	—	81,882	82	—	—	—	—
Contribution of inventory from related party [note 8]	—	—	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	—	—	—

Balance, December 31, 2001	3,603,361	3,604	288,940	289	581,325	582	—	—
Discontinued operations	—	—	—	—	—	—	—	—
Stock issued in lieu of consulting fees	2,333	2	—	—	—	—	—	—
Stock based compensation [note 2]	—	—	—	—	—	—	—	—
Conversion of non-voting common stock to voting common stock upon merger of companies [note 13(b)]	288,940	289	(288,940)	(289)	—	—	—	—
Conversion of Series A convertible debentures into Series A convertible preferred stock [note 7(i)]	—	—	—	—	1,089,172	1,089	—	—
Shares issued pursuant to anti-dilution provisions [note 13(d)(i)]	—	—	—	—	97,243	97	—	—
Shares issued pursuant to private offering memorandum, net of share issue cost [note 13(d)(ii)]	—	—	—	—	—	—	345,843	346
Conversion of Series B convertible debentures into Series B convertible preferred stock [note 13(d)(ii)]	—	—	—	—	—	—	178,227	178
Conversion of subordinated convertible debentures into Series B convertible preferred stock [note 13(d)(ii)]	—	—	—	—	—	—	96,042	96
Contribution of inventory from related party [note 8]	—	—	—	—	—	—	—	—
Value ascribed to warrants issued [note 13(g)]	—	—	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	—	—	—

Balance, December 31, 2002	3,894,634	3,895	—	—	1,767,740	1,768	620,112	620
Conversion of debt into common stock [notes 6 and 13(c)]	507,604	508	—	—	—	—	—	—
Stock issued in lieu of consulting fees [note 13[e]]	17,375	17	—	—	—	—	—	—
Stock issued pursuant to private offering memorandum [note 13(e)]	613,292	613	—	—	—	—	—	—
Contribution of inventory from related party [note 8]	—	—	—	—	—	—	—	—
Stock based compensation [note 2]	—	—	—	—	—	—	—	—
Net loss for the period	—	—	—	—	—	—	—	—

Balance, December 31, 2003	5,032,905	5,033	—	—	1,767,740	1,768	620,112	620
Stock based compensation [note 2] [unaudited]	—	—	—	—	—	—	—	—
Stock issued on exercise of options [note 13(f)] [unaudited]	250,000	250	—	—	—	—	—	—
Stock issued on exercise of warrants [note 13(g)] [unaudited]	77,370	77	—	—	379,284	379	—	—
Subscription receivable [note 13(g)] [unaudited]	—	—	—	—	—	—	—	—
Contribution of inventory from related party [note 8] [unaudited]	—	—	—	—	—	—	—	—
Net loss for the period [unaudited]	—	—	—	—	—	—	—	—

Balance, September 30, 2004 [unaudited]	5,360,275	5,360	—	—	2,147,024	2,147	620,112	620

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Additional		Net
	paid-in	Accumulated	stockholders’
	capital	deficit	deficit
	$	$	$

Balance, December 31, 2000 [note 13(b)]	11,415,427	(16,605,857)	(5,186,037)
Adjustment to deficit under continuity of interest method [note 10]	—	62,455	62,455
Value ascribed to Series B warrants [note 7(i)]	223,058	—	223,058
Stock based compensation [note 2]	190,351	—	190,351
Stock issued pursuant to exercise of options	8,829	—	8,911
Contribution of inventory from related party [note 8]	1,530	—	1,530
Net loss for the period	—	(4,058,921)	(4,058,921)

Balance, December 31, 2001	11,839,195	(20,602,323)	(8,758,653)
Discontinued operations	(66,000)	(234,438)	(300,438)
Stock issued in lieu of consulting fees	2,798	—	2,800
Stock based compensation [note 2]	134,948	—	134,948
Conversion of non-voting common stock to voting common stock upon merger of companies [note 13(b)]	—	—	—
Conversion of Series A convertible debentures into Series A convertible preferred stock [note 7(i)]	7,118,022	—	7,119,111
Shares issued pursuant to anti-dilution provisions [note 13(d)(i)]	(97)	—	—
Shares issued pursuant to private offering memorandum, net of share issue cost [note 13(d)(ii)]	1,273,800	—	1,274,146
Conversion of Series B convertible debentures into Series B convertible preferred stock [note 13(d)(ii)]	1,030,506	—	1,030,684
Conversion of subordinated convertible debentures into Series B convertible preferred stock [note 13(d)(ii)]	499,825	—	499,921
Contribution of inventory from related party [note 8]	155,141	—	155,141
Value ascribed to warrants issued [note 13(g)]	69,138	—	69,138
Net loss for the period	—	(2,881,597)	(2,881,597)

Balance, December 31, 2002	22,057,276	(23,718,358)	(1,654,799)
Conversion of debt into common stock [notes 6 and 13(c)]	480,507	—	481,015
Stock issued in lieu of consulting fees [note 13[e]]	22,571	—	22,588
Stock issued pursuant to private offering memorandum [note 13(e)]	578,683	—	579,296
Contribution of inventory from related party [note 8]	66,300	—	66,300
Stock based compensation [note 2]	709,762	—	709,762
Net loss for the period	—	(2,469,888)	(2,469,888)

Balance, December 31, 2003	23,915,099	(26,188,246)	(2,265,726)
Stock based compensation [note 2] [unaudited]	4,654,261	—	4,654,261
Stock issued on exercise of options [note 13(f)] [unaudited]	107,192	—	107,442
Stock issued on exercise of warrants [note 13(g)] [unaudited]	1,415,865	—	1,416,321
Subscription receivable [note 13(g)] [unaudited]	(517,602)		(517,602)
Contribution of inventory from related party [note 8] [unaudited]	159,870	—	159,870
Net loss for the period [unaudited]	—	(7,895,157)	(7,895,157)

Balance, September 30, 2004 [unaudited]	29,734,685	(34,083,403)	(4,340,591)

See accompanying notes

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in U.S. dollars)

	Nine months ended September 30,		Year ended December 31,

	2004	2003	2003	2002	2001

	(unaudited)
OPERATING ACTIVITIES
Net loss for the period from continuing operations	$(7,895,157)	$(1,109,739)	$(2,469,888)	$(2,881,597)	$(4,126,626)
Adjustments to reconcile net loss to cash flows used in operating activities:
Stock based compensation [notes 2 and 13(f)]	4,654,261	150,994	709,761	134,948	190,351
Equity earnings of Partnership	—	(15,569)	—	—	—
Shares issued for services performed	—	22,588	22,588	2,800	—
Non-cash interest expense on long-term debt	—	—	—	938,427	1,278,552
Gain on settlement of debt	—	(7,190)	(7,190)	—	—
Non-cash warrant value	—	—	—	69,138	—
Amortization of fixed assets	29,762	5,369	12,742	79,395	89,325
Amortization of patents and trademarks	4,094	2,548	3,887	841	399
Loss (gain) on sale of fixed assets	(6,000)	(1,746)	(1,746)	2,380	7,016
Impairment of fixed assets	—	—	46,128	131,240	—
Net change in non-cash working capital balances related to operations [note 14]	141,395	(814,892)	(691,104)	(603,105)	1,099,544

Cash used in operating activities	(3,071,645)	(1,767,637)	(2,374,822)	(2,125,533)	(1,461,439)

INVESTING ACTIVITIES
Proceeds on sales of fixed assets	6,000	4,000	4,000	—	14,483
Additions to fixed assets	(170,528)	(151,144)	(164,716)	(24,151)	(39,430)
Additions to patents and trademarks	(4,353)	(14,436)	(15,064)	(6,894)	(44,642)

Cash used in investing activities	(168,881)	(161,580)	(175,780)	(31,045)	(69,589)

FINANCING ACTIVITIES
Increase in long-term convertible debenture [note 7[iii]]	2,450,000	1,950,000	2,650,000	—	—
Increase in convertible debenture due to stockholders	—	—	—	1,492,500	1,510,475
Repayment of long-term debt	—	(25,000)	(25,000)	—	—
Share issuance costs	—	—	(18,985)	(725,941)	—
Debt issuance costs	—	(24,796)	(24,796)	—	—
Deferred share issue costs	(685,867)	—	—	—	—
Proceeds from exercise of common stock options and warrants [note 13(f) and (g)]	241,922	—	604,092	—	8,911
Proceeds from exercise of Series A convertible preferred stock warrants [note 13(g)]	764,239	—	—	—	—
Proceeds from sale of Series B convertible preferred stock [note 13(d)]	—	—	—	2,000,000	—

Cash provided by financing activities	2,770,294	1,900,204	3,185,311	2,766,559	1,519,386

Net cash flow from discontinued operations	—	—	—	—	(79,064)
Net increase (decrease) in cash during the period	(470,232)	(29,013)	634,711	609,981	(90,706)
Cash, beginning of period	1,237,168	602,457	602,457	(7,524)	83,182

Cash, end of period	$766,936	$573,444	$1,237,168	$602,457	$(7,524)

See accompanying notes

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

1.   Nature of Operations, Basis of Presentation and Going Concern Uncertainty

Nature of operations

      OccuLogix, Inc. (the “Company”), formerly Vascular Sciences Corporation [note 18[d]], is an ophthalmic therapeutic company founded to commercialize innovative treatments for eye diseases, including age-related macular degeneration, or AMD. The RHEO System contains a pump that circulates blood through two filters and is used to perform Rheopheresis, a form of apheresis, which the Company refers to under the trade name RHEO Therapy, which is designed to treat Dry AMD. The RHEO System is designed to improve microcirculation in the eye by filtering high molecular weight proteins and other macromolecules from the patient’s plasma.

      The Company owns and/or has licensed certain patents relating to the RHEO System and has the exclusive right to develop and sell the equipment which comprises the RHEO System in the North American markets. The Company has licensed its right to develop and sell the RHEO System to OccuLogix, L.P. (the “Partnership”) in exchange for a 50% interest in the Partnership [note 5]. The other 50% interest in the Partnership is owned by TLC Vision Corporation (“TLC Vision”), who is a significant stockholder of the Company.

      The Company began limited commercialization of the RHEO System at two clinics in Canada in 2003. The Company is currently conducting a pivotal clinical trial, called MIRA-1, which, if successful, is expected to support its application with the U.S. Food and Drug Administration (“FDA”), to obtain approval to market the RHEO System in the United States.

Basis of presentation

      On July 18, 2002, OccuLogix Corporation (“Old OccuLogix”) merged into the Company, which was then a wholly-owned subsidiary of Old OccuLogix. Pursuant to the merger, the Company effected a reverse split of its capital stock on a one-for-four basis and made a corresponding adjustment to its other equity securities [note 13[b]].

      The consolidated financial statements include the results of Old OccuLogix and the Company on a continuity of interest basis for all periods presented whereby, the Company is considered the parent company.

      Share and share related data for all periods prior to July 18, 2002 are presented giving effect to the reverse stock split of the capital stock and the merger [note 13[b]].

Going concern uncertainty

      The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has sustained substantial losses for each of the years ended December 31, 2003, 2002 and 2001. The Company’s cash position at its current level of operating activity is insufficient to cover operating costs for the foreseeable future. The Company’s working capital deficiency at December 31, 2003 was approximately $2,500,000, which increased from the working capital deficiency at December 31, 2002. Historically, the Company has obtained financing from certain of its significant stockholders. As a result, there is substantial doubt about its ability to continue as a going concern.

      Management believes that the receipt of the remaining $1,900,000 as at September 30, 2004 of the aggregate $7,000,000 available for borrowing under the Convertible Debentures and the exercise of

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

1.   Nature of Operations, Basis of Presentation and Going Concern Uncertainty (continued)

outstanding options and warrants will generate sufficient funds to pay for its operations and other demands and commitments for the foreseeable future.

      The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.   Significant Accounting Policies

      The consolidated financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which conforms in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as disclosed in note 17.

Basis of consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, OccuLogix Holdings, Inc. (“OHI”). All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

      The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue recognition

      The Company recognizes revenue from the sale of products to the Partnership (the Company’s sole customer, a related party) as a result of a signed legally binding agreement which stipulates pricing and also obligations of the Company and the Partnership. The Partnership provides a signed purchase order and is responsible for marketing and servicing the product while the Company provides products to the Partnership at its estimated cost which includes royalty fees, freight and calibration. The Company recognizes revenue upon shipment, (ie. FOB shipping), as the Company does not retain any further obligation with respect to the products sold. The Partnership provides the Company with forecasts and projections, of which the first three months become fixed orders.

      The Partnership has the obligation to train, if required, and calibrate the OctoNova pumps delivered to its customers. Only upon the completion of these services does the Partnership recognize revenue for the pumps. The Partnership is also responsible for providing the warranties on the pumps and the estimated cost of providing this service is accrued at the time revenue is recognized. To date, the Partnership’s primary customer has been a subsidiary of TLC Vision.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

2.   Significant Accounting Policies (continued)

Cost of sales

      Cost of goods sold consists primarily of costs for the purchase of the Company’s products, including direct costs incurred for the purchase of component parts from its suppliers, applicable freight and shipping costs and fees related to warehousing. In addition to these direct costs, included in the cost of sales that are only recoverable based on sufficient volume are the minimum royalty payments due to Mr. Hans Stock and Dr. Richard Brunner and licensing costs associated with distributing the RHEO System in Canada.

Cash

      Cash includes cash on hand and bank balances.

Inventory

      Inventory is recorded at the lower of cost and net realizable value and consists of finished goods. Cost is accounted for on a first-in, first-out basis.

Fair value of financial instruments

      Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash, due from related parties, amount receivable, accounts payable, accrued liabilities, due to stockholders and convertible debentures due to stockholders approximate their carrying values due to the short-term maturities of these instruments.

Fixed assets

      Fixed assets are reported at cost less accumulated amortization. Amortization is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Furniture and office equipment	7 years
Computer equipment	3 years
Medical equipment	5 years

Impairment of long-lived assets

      The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. In the event the undiscounted cash flows are less than the carrying amount of the asset, an impairment loss equal to the excess of the carrying amount over the fair value is charged to income.

Investments

      Investments are accounted for using the equity method if the Company has significant influence, but not control, over an investee. Accordingly, the Company, through its wholly-owned subsidiary OHI which owns a

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

2.   Significant Accounting Policies (continued)

50% interest in the Partnership, records its share of earnings (loss) from the Partnership using the equity method.

Patents and trademarks

      Patents and trademarks have been recorded at historical cost and are amortized using the straight-line method over their estimated lives, not to exceed 15 years.

Foreign currency translation

      The Company’s functional and reporting currency is the U.S. dollar. The assets and liabilities of the Company’s Canadian operations are maintained in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect on the date of the transaction. Revenue and expenses are translated into U.S. dollars at average exchange rates prevailing during the period. Resulting exchange gains and losses are included in net loss for the period and are not material in any of the periods presented.

Clinical and regulatory costs

      Clinical and regulatory costs attributable to the performance of contract services are recognized as the services are performed. Non-refundable, up-front fees paid in connection with these contracted services are deferred and recognized as an expense on a straight-line basis over the estimated term of the related contract.

Income taxes

      The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recorded based on the difference between the income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the applicable enacted statutory tax rates. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-based compensation

      The Company follows Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock-Based Compensation,” (“SFAS No. 123”). The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of employee stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company has elected to apply APB 25 in accounting for employee stock option incentive plans [note 13]. Expense is amortized over the vesting period.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

2.   Significant Accounting Policies (continued)

      The following table illustrates the pro forma net loss and net loss per share of common stock as if the fair value method had been applied to all awards:

	Nine months ended		Year ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

Net loss, as reported	$(7,895,157)	$(1,109,739)	$(2,469,888)	$(2,881,597)	$(4,058,921)
Adjustment for APB No. 25 [(note 13(f))]	4,617,693	—	513,077	—	—
Adjustment for SFAS No. 123	(4,684,912)	(16,618)	(539,012)	(96,412)	(69,060)

Pro forma net loss	$(7,962,376)	$(1,126,357)	$(2,495,823)	$(2,978,009)	$(4,127,981)

Pro forma loss per share
— basic and diluted	$(1.55)	$(0.29)	$(0.63)	$(0.80)	$(1.15)

      Pursuant to SFAS No. 123, the weighted-average fair values of employee stock options granted during the years ended December 31, 2003, 2002 and 2001 were $11.91, $0.77 and $0.17, respectively. The estimated fair value was determined using the following assumptions:

	Year ended
	December 31,

	2003	2002	2001

Volatility	75%	83%	83%
Expected life of option	4.1 yrs	8.9 yrs	10.0 yrs
Risk-free interest rate	2.15%	4.95%	4.88%

      Dividend yield for all periods presented is nil.

      Compensation expense associated with non-employee stock options was $36,568 and $150,994 for the nine months ended September 30, 2004 and 2003, respectively and $196,685, $134,948 and $190,351 for the years ended December 31, 2003, 2002 and 2001, respectively. The fair value of these options was determined using the Black-Scholes fair value options model using the same assumptions described above and is included in general and administrative expenses within the consolidated statements of operations.

Loss per share

      The Company follows SFAS No. 128, “Earnings Per Share” (“SFAS 128”). In accordance with SFAS 128, companies that are publicly held or have complex capital structures are required to present basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS excludes dilution and is computed by dividing income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted and the resulting additional shares are dilutive because their inclusion decreases the amount of EPS.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

2.   Significant Accounting Policies (continued)

      The following table presents the potentially dilutive effects of outstanding securities:

	Nine months ended		Year ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

Weighted average number of shares outstanding — basic	5,143,225	3,905,209	3,976,921	3,735,062	3,603,361
Effect of dilutive securities:
Convertible debentures	3,770,586	387,861	1,179,310	874,385	856,354
Convertible preferred stock	4,160,986	3,986,106	3,986,106	1,613,575	1,138,848
Warrants	706,671	960,145	960,145	674,359	841,027
Stock options	875,701	—	910,920	—	—

Weighted average number of shares — diluted	14,657,169	9,239,321	11,013,402	6,897,381	6,439,590

      Potentially dilutive shares have not been used in the calculation of earnings per share as they are anti-dilutive.

Recent accounting pronouncements

      In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). FIN No. 45 clarifies and expands on existing disclosure requirements for a guarantor regarding its obligations under certain guarantees it has issued. FIN No. 45 also requires that the guarantor must recognize a liability for the fair value of its obligations under certain guarantees. The provisions of FIN No. 45 are effective for guarantees entered into after December 31, 2002. At December 31, 2003 and September 30, 2004, the Company had no outstanding guarantees.

      In January 2003 (as amended in December 2003), the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). FIN No. 46 requires consolidation of a variable interest entity (“VIE”) by the primary beneficiary of the entity’s expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. FIN No. 46 is effective immediately for VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first reporting period ending after December 31, 2003 for those VIEs that are considered to be special purpose entities, and after March 15, 2004 for those VIEs that are not considered to be special purpose entities. The adoption of FIN No. 46 had no effect on the Company’s financial position or results of operations.

      In March 2003, the FASB reached a consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“Issue 00-21”). Issue 00-21 sets out criteria for whether revenue can be recognized separately from other deliverables in a multiple deliverable arrangement. The criteria consider whether the delivered item has stand-alone value to the customer, whether the fair value of the delivered item can be reliably determined and the rights of return for the delivered item. Adoption of Issue 00-21 is required for fiscal years beginning after June 15, 2003 and has not had an effect on the Company’s financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”) which establishes rules for the accounting

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

2.   Significant Accounting Policies (continued)

for certain financial instruments with characteristics of liabilities, equity or both. These types of financial instruments have been reported as liabilities, as part of equity, or within the mezzanine section of the consolidated balance sheets and include mandatorily redeemable instruments, certain instruments with an obligation to repurchase an issuer’s own equity shares and instruments with obligations for an issuer to settle in a variable number of its own equity shares. The FASB intends to provide further accounting guidance on conditional redeemable instruments at a later date. On August 27, 2003, the FASB issued a deferral of SFAS No. 150 for mandatorily redeemable shares of non-public companies and non-public companies will not be required to apply the provisions of SFAS No. 150 to mandatorily redeemable financial instruments until periods beginning after December 15, 2004. Based on securities outstanding as at September 30, 2004, the adoption of this standard is not expected to have an effect on the Company’s financial position or results of operations.

3.   Fixed Assets

      Fixed assets consist of the following:

	September 30, 2004

		Accumulated
	Cost	Amortization

Furniture and office equipment	$28,229	$18,228
Computer equipment	37,261	18,088
Medical equipment	723,188	420,374

	788,688	$456,690

Less accumulated amortization	456,690

	$331,998

	December 31, 2003		December 31, 2002

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Furniture and office equipment	$28,229	$15,597	$28,229	$10,917
Computer equipment	27,864	13,930	22,183	10,451
Medical equipment	590,080	425,415	435,384	376,789

	646,173	$454,942	485,796	$398,157

Less accumulated amortization	454,942		398,157

	$191,231		$87,639

      The Company has recorded a reduction of the carrying value of fixed assets for the year ended December 31, 2003 of $46,128 [2002 — $131,240; 2001 — nil], of this amount, $26,840 [2002 — $131,240; 2001 — nil] reflects a write down of certain of the Company’s medical equipment to a value at December 31, 2003 of nil each. The assets written down do not represent the most current technology

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

3.   Fixed Assets (continued)

available and are no longer being used in the MIRA-1 clinical trials and the Company has made the decision to write down these assets to their fair value and intends to evaluate the best disposal option. In addition to the write down of medical equipment, the carrying values of certain furniture and office equipment were reduced in 2003 to current value. This was in addition to a reduction in the carrying values of these same assets in prior years.

4.   Patents and Trademarks

      Patents and trademarks consist of the following:

	September 30, 2004

		Accumulated
	Cost	Amortization

Patents	$64,991	$5,760
Trademarks	25,839	3,667

	90,830	$9,427

Less accumulated amortization	9,427

	$81,403

	December 31, 2003		December 31, 2002

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Patents	$60,991	$2,711	$54,484	$—
Trademarks	25,486	2,622	16,929	1,446

	86,477	$5,333	71,413	$1,446

Less accumulated amortization	5,333		1,446

	$81,144		$69,967

      Estimated amortization expense for patents and trademarks for each of the next five years are as follows:

	Amortization Expense

Year	Patents	Trademarks	Total

2004	$4,066	$1,414	$5,480
2005	4,066	1,476	5,542
2006	4,066	1,476	5,542
2007	4,066	1,476	5,542
2008	4,066	1,476	5,542

	$20,330	$7,318	$27,648

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

5.   Investment in Limited Partnership

      On July 25, 2002, the Partnership was formed by an agreement between OHI, TLC Apheresis, L.P. (“Apheresis L.P.”), a wholly-owned subsidiary of TLC Vision, and OccuLogix Management, Inc. (“General Partner”) for the purpose of pursuing commercial applications of technologies owned or licensed by the Company applicable to the evaluation, diagnosis, monitoring and treatment of Dry AMD. The Company has an agreement with the Partnership appointing the Partnership the sole distributor of the RHEO System and its component parts in North America, the Caribbean and Israel. Pricing is reviewed quarterly and adjusted as required for future sales. Each of OHI and Apheresis L.P. directly or indirectly own a 50% interest in the Partnership and the General Partner, in exchange for the 50% interest each of the partners contributed certain assets which were recorded at fair value which were nominal.

      The Company did not consolidate the Partnership as TLC Vision’s effective interest in the Partnership is greater than 50% due to its direct ownership and indirect ownership through the Company. Accordingly, the Partnership is consolidated by TLC Vision. In addition, the Partnership’s management was primarily comprised of TLC Vision’s representatives and TLC Vision to date has disproportionately funded the activity of the Partnership.

      The amount reported represents the Company’s proportionate share of the Partnership’s cumulative earnings to date on an equity basis.

      The Company did not recognize in its consolidated statements of operations its 50% interest in the net loss of the Partnership for the nine-month period ended September 30, 2004 and the years ended December 31, 2003 and 2002 as the net loss of the Partnership exceeded the net investment of the Company. The Company recognized its equity interest in the Partnership for the nine-month period ended September 30, 2003. For all other periods presented, the Company did not recognize its equity interest because the Company’s proportionate net cumulative loss exceeded the carrying value of its investment in the Partnership.

      The Partnership’s primary customer is RHEO Clinic Inc., a subsidiary of TLC Vision, for which the Partnership has reported revenues of $343,564, $409,685, $459,730 and $0 for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002, respectively. RHEO Clinic uses the RHEO System to treat patients, for which it charges its customers (the patients) a per-treatment fee.

      The following tables present summary financial information for the Partnership:

				Period from
	Nine Months Ended			July 25, 2002
	September 30,		Year Ended	to
			December 31,	December 31,
	2004	2003	2003	2002

Statements of Operations
Revenue from related party — Rheo Clinic	$343,564	$409,685	$459,730	$0
Revenue from third parties	$109,600	$4,500	$26,664	$0
Net (loss) income for the period	$16,845	$36,137	$(20,308)	$(5,068)

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

5.   Investment in Limited Partnership (continued)

		December 31,
	September 30,
	2004	2003	2002

Balance Sheets
Total assets	$314,007	$255,679	$45,253
Total liabilities	$322,438	$280,955	$50,221

6.   Due to Stockholders

      The Company’s sole customer is the Partnership. During the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, the Company sold components of the RHEO System to the Partnership. The Company also provides management assistance to the Partnership for which the Company bills on a monthly basis.

		December 31,
	September 30,
	2004	2003	2002

Due to:
Asahi Medical Co., Ltd. (“Asahi Medical”)	$520,833	$502,083	$1,007,083
Hans K. Stock, stockholder (note 8)	500,000	500,000	500,000
TLC Vision Corporation (note 8)	75,281	—	—
Other stockholders (note 8)	13,355	41,782	—

	$1,109,469	$1,043,865	$1,507,083

      On February 28, 2001, the Company issued a secured promissory note to Asahi Medical in the principal amount of $1,000,000 (the “Asahi Medical Note”). The Asahi Medical Note bears interest at 8.5%. The Asahi Medical Note was originally due on November 30, 2001. The terms of the Asahi Medical Note were amended twice in each of the subsequent years to extend the maturity date to November 30, 2003 and 2002, respectively. On November 30, 2003 the Company and Asahi Medical agreed to convert $500,000 of the principal of the Asahi Medical Note to 507,604 shares of common stock at a price of $0.98502 per share [note 13[c]]. All accrued interest was paid. The remaining $500,000 matures on November 30, 2004 and bears interest at 5.0% per annum, which is payable in arrears on maturity; provided that if any principal or interest is not be paid when due, interest shall be payable on demand on all such overdue amounts at a rate of 10.5% per annum. The balance includes accrued interest.

      On February 11, 1997, Apheresis Technologies, Inc. (“Old ATI”) entered into an agreement with an entity controlled by a stockholder to pay that entity $1,000,000 for the purposes of supporting the conduct of research and gathering of clinical data in Germany by that entity. This amount has been expensed in previous years. On May 20, 1998, the Company agreed to assume the obligation to make this payment. Payments of $250,000 were made in each of December 1997 and June 1999. The balance of $500,000 remained unpaid as at September 30, 2004 and December 31, 2003. The balance is unsecured, due on demand and no interest is payable on the outstanding balance.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

6.   Due to Stockholders (continued)

      The balance owing to TLC Vision of $75,281 is included in general and administrative expenses and is related to computer and administrative support provided by TLC Vision, all of which is accrued at September 30, 2004 and which has been expensed.

7.   Convertible Debentures

[i]     Series B convertible debentures

In 2001, 2000 and 1999, the Company issued $510,475, $3,303,104 and $2,200,000 (totalling $6,013,579) in Series B convertible debentures, respectively. The Series B convertible debentures were convertible into shares of Series B preferred stock at $2.00 per share at any time at the holder’s option and automatically convertible upon an initial public offering of the Company’s securities. The Series B convertible debentures had a five-year term from the date of issuance with an interest rate of 10%, which was payable quarterly in cash or through the issuance of additional Series B convertible debentures at the Company’s option.

In connection with the issuance of Series B convertible debentures, the Company also issued 204,190, 1,421,242 and 880,000 Series A preferred stock purchase warrants in 2001, 2000 and 1999, respectively. In 2000, the Company also issued an additional 20,000 warrants in exchange for Series B convertible debentures in the principal amount of $50,000, which were issued in exchange for cash and then subsequently acquired by another investor. These warrants were exercisable over a period of three years from the date of issuance at an exercise price of $2.00. The exercise price for 1,916,000 of the Series A preferred stock purchase warrants was subsequently amended to $7.83, after giving effect to anti-dilution provisions and the reverse stock split as described in note 13(b). The exercise price for the remaining 609,432 Series A preferred stock purchase warrants was subsequently amended to $5.55, after giving effect to anti-dilution provisions. Of the proceeds received from the issuance of the Series B convertible debentures, $1,676,286 was allocated to the Series A preferred stock purchase warrants based on their estimated fair value, as determined using the Black-Scholes fair valuation option-pricing model, using the following weighted average assumptions: volatility of 83%, a risk-free interest rate of approximately 5.0%, expected remaining contractual life of three years and an expected dividend yield of nil.

The Series B convertible debentures were recorded at $4,185,568 representing a discount to maturity value of $223,058, $1,452,241 and $152,712 for the years ended December 31, 2001, 2000 and 1999, respectively. The discount was as a result of the value ascribed to the Series A preferred stock purchase warrants. This resulted in additional interest accretion expense of nil, $451,018 and $609,308 for the years ended December 31, 2003, 2002 and 2001, respectively.

In 2002, the holders of the Series B convertible debentures exercised their option to convert their Series B convertible debentures, with a carrying value of $7,119,111 comprised of principal and interest, into 1,089,172 shares of Series A convertible preferred stock, before giving effect to anti-dilution provision [note 13[d](i)]. As at December 31, 2002, Series B convertible debentures and accrued interest of $32,190 had not been converted but were settled in full during 2003 through the issuance of stock [note 13(d)(i)].

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

7.   Convertible Debentures (continued)

[ii]    Subordinated convertible promissory note

On April 4, 2002, the Company issued a $1,000,000 subordinated convertible promissory note, bearing interest at 10% per annum, due and payable at the demand of the holder on or after April 4, 2004.

On July 25, 2002, this subordinated convertible promissory note, together with accrued interest, was converted into 178,227 shares of Series B convertible preferred stock at $5.78 per share [note 13[d](ii)].

[iii]    Series B convertible debentures

In May 2002, the Company authorized the issuance of $10,000,000 Series B convertible debentures and reserved for issuance upon the conversion of the Series B convertible debentures up to 5,000,000 shares of Series B convertible preferred stock, which were convertible into 5,000,000 shares of the Company’s common stock. The Company issued Series B convertible debentures in the aggregate principal amount of $492,500. The principal amount of the Series B convertible debentures and accrued interest was converted into 96,042 shares of Series B convertible preferred stock at $5.20 per share on July 25, 2002 [note 13(d)(ii)].

[iv]    Related party secured convertible grid debentures

On June 25, 2003 the Company entered into agreements with TLC Vision and Diamed Medizintechnik GmbH (“Diamed”) to issue grid debentures in the maximum aggregate principal amount of $12,000,000. $7,000,000 of the aggregate principal amount is convertible into shares of common stock of the Company at a price of $0.98502 per share, and $5,000,000 of the aggregate principal amount is non-convertible.

Advances, which are at the option of TLC Vision and Diamed, under the convertible portion of the grid debentures are non-interest bearing and are due six months following demand notice by the debenture holder.

Advances under the non-convertible portion of the grid debentures bear interest at 10% per annum, with interest payments due monthly in arrears. Advances under the non-convertible portion of the grid debentures are due at the earlier of: [a] six months following demand notice by the debenture holder; [b] 60 days following the date the Company has received FDA approval of the technology described in note 1; and [c] two business days following the date of closing of any debt financing of at least $5,000,000. No advances under the non-convertible portion of the grid debentures will be made until the maximum amount of advances under the convertible portion of grid debentures has been received.

During the nine months ended September 30, 2004 and the year ended December 31, 2003, the Company issued an aggregate of $2,450,000 and $2,650,000, respectively, under the convertible portion of the grid debentures.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

8.   Related Party Transactions

      The following are the Company’s related party transactions in addition to those disclosed in notes 1, 5, 6, 7 and 12.

		December 31,
	September 30,
	2004	2003	2002

Due (to) from:
OccuLogix, L.P.	$214,766	$15,028	$44,811
Diamed Medizintechnik GmbH	—	2,433	—
Asahi Medical	—	—	15,238
Dr. Richard C. Davis	—	—	6,058
RHEO Clinic Inc.	(4,572)	(3,387)	—

	$210,194	$14,074	$66,107

      The Partnership’s primary customer is RHEO Clinic Inc., a subsidiary of TLC Vision, for which the Partnership has reported revenues of $343,564, $409,685, $459,730 and $0 for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002, respectively. RHEO Clinic uses the RHEO System to treat patients, for which it charges its customers (the patients) a per-treatment fee.

     TLC Vision and Diamed

      As discussed in note 7[iv], on June 25, 2003, TLC Vision and Diamed agreed to invest a total of $12,000,000 in the Company on an equal basis in connection with the funding of the Company’s MIRA-1 and related clinical trials. Collectively, the two companies control at least a combined 50.1% of the equity interest in the Company on a fully diluted basis which assumes the full draw down of the convertible component of the secured convertible grid debentures.

      The Company is economically dependent on Diamed to control the supply of the OctoNova pumps used in the RHEO System. The Company believes that the OctoNova pump is a critical component in the RHEO System.

      As discussed in note 6, on February 11, 1997, Old ATI entered into an agreement with Diamed to pay $1,000,000 for the purpose of supporting Diamed’s conduct of research and gathering of clinical data in Germany. On May 20, 1998, we agreed to assume the obligation to make this payment. Payments of $250,000 were made in each of December 1997 and June 1999. The balance of $500,000 remained unpaid as at September 30, 2004 and December 31, 2003. The balance is unsecured, due on demand and no interest is payable on the outstanding balance.

      The balance owing to TLC Vision of $75,281 is included in general and administrative expenses and is related to computer and administrative support provided by TLC Vision, all of which is accrued at September 30, 2004 and which has been expensed.

     Asahi Medical (see note 6)

      The Company is party to a distributorship agreement with Asahi Medical pursuant to which Asahi Medical supplies the filter products used in the RHEO System.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

8.   Related Party Transactions (continued)

      The Company is economically dependent on Asahi Medical to continuously provide filters and believes that the filter products provided by Asahi Medical are a critical component in the RHEO System. In the event the Company is not able to obtain regulatory approval for the RHEO System from the FDA and other necessary approvals in the territories for which the Company has distribution rights by the end of December 2006, Asahi Medical can terminate the distributorship agreement.

      On February 28, 2001, the Company issued to Asahi Medical the Asahi Medical Note in the amount of $1,000,000 [note 6].

      The Company receives free inventory from Asahi Medical for purpose of the MIRA-1 and related clinical studies. The Company has accounted for this inventory at a value equivalent to the cost the Company pays for the same filters for commercial sales to the Partnership. The value of the free inventory received was $159,870 and $66,300 for the nine months ended September 30, 2004 and 2003, respectively, and $66,300, $155,141 and $1,530 for the years ended December 31, 2003, 2002 and 2001, respectively.

     Apheresis Technologies, Inc. and other related party acquisitions

      On September 11, 2000, Vasculogix Corporation, Nephrologix Corporation, CytoLogix Corporation, and Rheologix, LLC were merged into the Company. Each of these entities was under common control, and accordingly, the merger has been recorded at the historical cost of each of the entities.

      On September 13, 2000, the Company acquired 100% of the issued and outstanding shares of Old ATI for consideration of $100 cash. Old ATI was a distributor of Plasmaflo filters and related products in North America. Prior to and at the time of the acquisition, the Company and Old ATI were related parties as a result of the significant influence exercisable by officers and directors common to both companies. Accordingly, the acquisition has been recorded at the historical cost of Old ATI, under the continuity of interest basis of accounting. Subsequent to the acquisition, the Company and Old ATI merged. In 2002, the Company reorganized its assets, such that the net assets of Old ATI were spun-out into a new separate corporation, Apheresis Technologies, Inc. (“New ATI”).

     Mr. Hans Stock (see note 6)

      On February 21, 2002, the Company entered into an agreement with Mr. Stock as a result of his assistance in procuring a distributor agreement for the filter products used in the RHEO System from Asahi Medical. Mr. Stock agreed to further assist the Company in procuring new product lines from Asahi Medical for marketing and distribution by the Company. The agreement will remain effective for a term consistent with the term of the distributorship agreement with Asahi Medical and Mr. Stock will receive a 5% royalty payment on the purchase of the filters from Asahi Medical.

      On June 25, 2002, the Company entered into a consulting agreement with Mr. Stock for the purposes of procuring a patent license for the extracorporeal applications in ophthalmic diseases for that period of time in which the patent was effective. Mr. Stock is entitled to 1.0% of total net revenues from the Company’s commercial sales of products sold in reliance and dependence upon the validity of the patent’s claims and rights in the United States. The Company agreed to make advance consulting payments to Mr. Stock of $50,000 per year, payable on a quarterly basis, to be credited against any and all future consulting payments

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

8.   Related Party Transactions (continued)

payable in accordance with this agreement. Due to the uncertainty of future royalty payment requirements, all required payments to date have been expensed.

      On August 6, 2004, the Company entered into a patent license and royalty agreement with Mr. Stock to obtain an exclusive license to U.S. Patent No. 6,245,038. The Company is required to make royalty payments totaling 1.5% of product sales to Mr. Stock, subject to minimum advance royalty payments of $12,500 per quarter. The advance payments are credited against future royalty payments to be made in accordance with the agreement. This agreement replaces the June 25, 2002 consulting agreement with Mr. Stock, which provided for a royalty payment of 1% of product sales [note 12].

     New Apheresis Technologies, Inc.

      On May 1, 2002, the Company entered into an exclusive distribution services agreement with New ATI, a company controlled by certain stockholders of the Company pursuant to which the Company pays New ATI 5% of the Company’s cost of components of the RHEO System. Under this agreement, New ATI is the exclusive provider of warehousing, order fulfillment, shipping, billing services and customer service related to shipping and billing to the Company.

      On July 30, 2004, the Company amended its distribution services agreement with New ATI such that the Company would have the sole discretion as to when the agreement would terminate. In consideration of this amendment, the Company agreed to pay New ATI $100,000 on the successful completion of its initial public offering.

     OccuLogix, L.P.

      As discussed in notes 1 and 5, the Company’s only customer is the Partnership.

     Other

      On June 25, 2003, the Company entered into a reimbursement agreement with New ATI, pursuant to which employees of New ATI provide services to the Company and New ATI is reimbursed for the applicable percentage of time the employees spend working for the Company. These employees of New ATI participate in the Company’s bonus plan. During the nine months ended September 30, 2004 and during the period between June 25, 2003 and December 31, 2003, the Company paid New ATI $129,551 and $78,695, respectively. Included in accounts payable as of September 30, 2004 and December 31, 2003 are $14,255 and $3,961, respectively, due to New ATI.

      During the nine months ended September 30, 2004 and during the period between November 1, 2003 and December 31, 2003, the Company paid $3,647 and $826 to a subsidiary of TLC Vision for office space for each respective period. These amounts are expensed in the period incurred and paid monthly.

      Effective January 1, 2004, the Company entered into a rental agreement with a related party whereby the Company will lease space from New ATI at $2,745 per month. The term of the lease extends to December 31, 2005 [note 12]. In the nine months ended September 30, 2004 and the four months ended December 31, 2003, the Company paid the related party $24,705 and $5,580, respectively. Amounts are paid monthly.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

8.   Related Party Transactions (continued)

      Effective June 25, 2003, Elias Vamvakas, the Chairman of TLC Vision, became the Chairman and Secretary of both the Company and the General Partner of the Partnership. 500,000 options issued to Mr. Vamvakas in December 2003 were accounted for in accordance with APB 25. The Company estimated the intrinsic value of these options granted to Mr. Vamvakas to be approximately $5,880,000. Management estimated the fair value of the underlying common stock based on management’s estimate of the Company’s value. The intrinsic value of the options is being amortized over the vesting period. However, upon the successful completion of an initial public offering, the options vest immediately, therefore any unvested compensation expense will be expensed immediately. The impact of this stock compensation expense for the nine months ended September 30, 2004 and year ended December 31, 2003 was $1,707,097 and $189,677 respectively.

      During the nine months ended September 30, 2004 and the period from August 1, 2003 to December 31, 2003, the Company charged $22,405 and $9,897, respectively, to the Partnership for clinical and management services. Included in due from related parties as at September 30, 2004 and December 31, 2003 are $32,302 and $9,897, respectively, due from the Partnership.

      In addition, the Company entered into a consultancy and non-competition agreement on July 1, 2003 with a related party, which requires the Company to pay a fee of $5,000 per month. This resulted in a consulting expense for the nine months ended September 30, 2004 and the year ended December 31, 2003 of $45,000 and $30,000, respectively. In the year ended December 31, 2003, the related party agreed to forego the payment of $75,250 due to him in exchange for options to purchase 20,926 shares of common stock of the Company at an exercise price of $0.13. The related party also agreed to the repayment of $150,500 due to him at $7,500 per month. Included in accounts payable as at September 30, 2004 and December 31, 2003 are $38,000 and $105,500, respectively, due to the related party.

      In October 2004, the Partnership, the Company’s sole customer, received a total of $557,400 from Rheo Therapeutics Inc. (an Ontario, Canada corporation) for the purchase of 660 treatment sets and 2 pumps. This was in accordance with the product purchase agreement between Rheo Therapeutics, Inc. and the Partnership. On September 29, 2004, the Partnership signed a product purchase agreement with Rheo Therapeutics Inc. for the purchase from the Partnership of 8,004 treatment sets over the period from October 2004 to December 2005, a transaction valued at $6,003,000, after introductory rebates. Subject to availability, the purchaser may order up to an additional 2,000 treatment sets. Dr. Machat, who is an investor in and one of the directors of Rheo Therapeutics Inc. was a co-founder and former director of TLC Vision [note 18[b]].

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

9.   Income Taxes

      Significant components of the Company’s deferred tax assets and liabilities are as follows:

	September 30,	December 31,	December 31,
	2004	2003	2002

Deferred income tax assets (liabilities):
Inventory costs and other	$(80,520)	$(37,883)	$(27,015)
Net operating loss carryforwards	10,003,597	8,806,832	8,112,896

	9,923,067	8,768,949	8,139,911
Valuation allowance	(9,923,067)	(8,768,949)	(8,139,911)

Net deferred tax asset	$—	$—	$—

      The following is a reconciliation of the recovery of income taxes between those that are expected, based on substantively enacted tax rates and laws, to those currently reported:

	Nine months ended		Year ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

Net loss for the period	$(7,895,157)	$(1,109,739)	$(2,469,888)	$(2,881,597)	$(4,058,921)

Expected recovery of income taxes (37%)	(2,921,207)	(410,603)	(913,859)	(1,066,191)	(1,501,801)
Write down and disposal of fixed assets	(2,220)	(646)	16,421	49,439	2,596
Stock-based compensation	1,708,546	—	189,838	—	—
Inventory costs for accounting purposes	60,763	24,531	24,532	57,402	566
Non-deductible expenses	—	—	—	1,984	108,394
Change in valuation allowance	1,154,118	386,718	683,068	957,366	1,390,245

	$—	$—	$—	$—	$—

      The Company and its subsidiary have current and prior year losses available to reduce taxable income and taxes payable in future years, and, if not utilized, will expire as follows:

$

2012	3,466,900
2018	4,500,400
2019	1,893,700
2020	5,153,800
2021	4,045,900
2022	2,865,900
2023	1,875,500

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

10. Discontinued Operations

      On January 1, 2002, the Company transferred the net assets relating to the distribution of Plasmaflo filters, previously acquired on September 13, 2000 [note 8], into a newly incorporated subsidiary, New ATI. Concurrent with the transfer of the assets to the subsidiary, the share capital of the subsidiary was reorganized such that the stockholders of the Company became the direct stockholders of New ATI. The spin-off of these net assets was recorded at the carrying amounts and accordingly, no gain or loss was recognized on disposal.

      The amount of net assets spun-out to existing stockholders has been recorded as a distribution to the Company’s stockholders’ deficiency.

      The revenue and net income for the periods that were previously included in the determination of net income for the Company are as follows:

Year ended
December 31,
2001

Revenue	$1,105,235
Net income	$67,705

11. Accrued Liabilities

      Accrued liabilities consist of the following:

	September 30,	December 31,	December 31,
	2004	2003	2002

Due to professionals	$100,214	$120,000	$6,514
Due to MIRA-1 clinical trial sites	227,709	47,172	—
Due to MIRA-1 clinical trial specialists	128,884	—	—
Other	1,036,227	78,409	64,363

	$1,493,034	$245,581	$70,877

12. Commitments and Contingencies

     Commitments

      The Company leases office space from a related party [note 8] under a lease agreement expiring December 31, 2005. The Company may terminate the lease with three months’ notice and may also renew the lease for one additional year. Future minimum obligations under the lease are $32,940 for each of 2004 and 2005.

      Rent paid amounted to $24,705 and $0 for the nine months ended September 30, 2004 and September 30, 2003, respectively. Rent paid amounted to $5,580, $0, $0 for the years ended December 31, 2003, 2002 and 2001 respectively.

      In May and June 2002, the Company entered into two separate agreements with Dr. Richard Brunner (“Brunner”) and Mr. Stock to obtain the exclusive license to U.S. Patent No. 6,245,038. The Company is

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

12. Commitments and Contingencies (continued)

required to make royalty payments totaling 1.5% of product sales. The Company is required to make minimum advance quarterly royalty payments of $25,000 and amounts credited against future royalty payments to be made in accordance with the agreements. These agreements may be terminated by the Company upon the first of:

a)	all patents of the patent rights expire, which is June 2017;

b)	all patents claims of the patent rights are invalidated; or

c)	the introduction of a similar competing technology deployed in the United States which could not be deterred by enforcement of the patent.

      On August 6, 2004, the Company entered into a patent license and royalty agreement with Mr. Stock to obtain an exclusive license to U.S. Patent No. 6,245,038. The Company is required to make royalty payments totaling 1.5% of product sales to Mr. Stock, subject to minimum advance royalty payments of $12,500 per quarter. The advance payments are credited against future royalty payments to be made in accordance with the agreement. This agreement replaces the June 25, 2002 consulting agreement with Mr. Stock, which provided for a royalty payment of 1% of product sales. This agreement effectively increases the total royalty payments required to be made in respect of U.S. Patent No. 6,245,038 to 2% of product sales [note 8].

      Future minimum royalty payments under the agreements as at December 31, 2003 are as approximately follows:

$

2004	100,000
2005	100,000
2006	100,000
2007	100,000
2008 and thereafter	950,000

1,350,000

      In addition, the Company entered into a consultancy and non-competition agreement on July 1, 2003 with a related party [note 8], which requires the Company to pay a monthly fee of $5,000 per month. The agreement expires on December 31, 2005. The monthly fee is fixed regardless of actual time incurred by the consultant in performance of the services rendered to the Company. The agreement allows either party to convert the payment arrangement to a daily fee of $2,500 per day. In the event of such conversion, the consultant shall provide services on a daily basis as required by the Company, and will invoice the Company for the total number of days of services provided in that month.

      Future minimum obligations under the consultancy and non-competition agreement for each of 2004 and 2005 are $60,000 respectively.

      On July 22, 2004, the Company placed a purchase order with Asahi Medical for 9,600 Rheofilters representing a total commitment of $1,920,000.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

12. Commitments and Contingencies (continued)

     Contingencies

      During the ordinary course of business activities, the Company may be contingently liable for litigation and a party to claims. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

      Pursuant to the terms of the distribution agreement with Mesys GmbH, dated January 1, 2002, the Company undertook a commitment to purchase a minimum of 25 OctoNova pumps per year beginning after FDA approval of the RHEO System, representing an annual commitment after FDA approval of $538,000.

      In July 2004, the Company placed a purchase order with Asahi Medical for 9,600 Rheofilters, representing a total commitment of $1,920,000.

      Pursuant to the terms of the distribution agreement with Asahi Medical, dated January 1, 2002, the Company undertook a commitment to purchase a minimum of 9,000, 15,000, and 22,500 each of Plasmaflo and Rheofilters in years 1, 2 and 3 respectively beginning six months after FDA approval of the RHEO System. Minimum purchase orders for the fourth year shall be determined immediately after the term of the first year by mutual consent but shall not be less than that of the previous year. This same method shall be used in subsequent years to determine future minimum purchase quantities such that minimum purchase quantities are always fixed for three years. Future minimum annual commitments after FDA approval are approximately as follows:

Year 1	$2,565,000
Year 2	$4,275,000
Year 3	$6,412,500

13. Capital Stock

[a]   Authorized share capital

      The total number of authorized shares of common stock is 25,000,000. Each share of common stock has a par value of $0.001 per share. The total number of authorized shares of preferred stock is 6,000,000, of which 2,500,000 are designated as Series A preferred stock, 2,000,000 are designated as Series B preferred stock and 1,500,000 are undesignated preferred stock. Each share of preferred stock has a par value of $0.001 per share.

[b]   Reorganization and reverse stock split

      On July 18, 2002, Old OccuLogix merged with the Company, which was then a wholly owned subsidiary of Old OccuLogix. Pursuant to the merger the Company effected a one for four stock split of its common and preferred stock pursuant to which each share of Old OccuLogix common stock outstanding immediately prior to the merger was converted into one-fourth [ 1/4] of one fully paid and non-assessable share of Company common stock. Each outstanding share of Old OccuLogix Series A preferred stock was

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

13. Capital Stock (continued)

converted into one-fourth [ 1/4] of one fully paid and non-assessable share of Company Series A convertible preferred stock.

      At the effective time of the merger, each outstanding warrant and option to purchase common stock of Old OccuLogix was assumed by the Company and converted into a warrant or option to purchase common stock of the Company, with appropriate adjustments to the exercise price and number of shares for which such warrants or options were exercisable.

[c]   Share conversion

      On November 30, 2003, $500,000 of principal amount of the Asahi Medical Note (less issuance cost of $18,985) was converted into 507,604 shares of common stock at a conversion price of $0.98502 per share [note 6].

[d]   Convertible Preferred stock

      Convertible preferred stockholders are entitled to one vote per share, on an as-converted to common stock basis. Each share of Series A and Series B convertible preferred stock is entitled to receive a non-cumulative dividend of $0.411216 and $0.34698 respectively, prior to the payment of any dividend on common stock. Each share of Series A and Series B convertible preferred stock is entitled to a liquidation preference of $4.836 and $3.5183, respectively, plus any declared but unpaid dividend before any payment may be made to holders of common stock.

      After giving effect to the anti-dilution adjustment resulting from the issuance of the June 25, 2003 related party secured grid debenture [note 7(iv)], each share of Series A and B convertible preferred stock is convertible into 1.678323 and 1.643683 shares of common stock, respectively, at the option of the holder. Each share of Series A and B convertible preferred stock shall automatically convert into shares of common stock at the conversion rate previously described if the Company obtains a firm underwriting commitment for an initial public offering. The conversion rate will be adjusted for stock dividends, stock splits and other dilutive events. Shares of Series A and B convertible preferred stock automatically convert in the event of sale of all or substantially all of the assets or capital stock of the Company.

          (i)  Series A convertible preferred stock

On July 19, 2002, the Company and the holders of its Series B convertible debentures, with a carrying value of $7,119,111 [note 7], agreed to convert such Series B convertible debentures into 1,089,172 shares of Series A convertible preferred stock immediately following the consummation of the merger as described in note 13[b]. As a result of this conversion an additional 97,243 shares of Series A convertible preferred stock were issued to the holders of the Series A convertible preferred stock in conjunction with anti-dilution provisions included in the terms of the respective debentures.

          (ii) Series B convertible preferred stock

On July 25, 2002, the Company issued 345,843 shares of Series B convertible preferred stock for gross cash proceeds of $2,000,000 (less issuance costs of $725,854).

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

13. Capital Stock (continued)

Simultaneously Series B convertible debentures [note 7(ii)] and accrued interest with a carrying value of $1,030,684 were converted into 178,227 shares of Series B convertible preferred stock.

      In addition, a previously issued subordinated convertible promissory note [note 7(iii)] and accrued interest with a carrying value of $499,921 was converted into 96,042 shares of Series B convertible preferred stock.

[e]   Common Stock

      On April 17, 2003, the Company issued 17,375 shares of common stock to two consultants in exchange for services valued at $22,588. The common stock was issued at what management believed to be the fair value of the services received.

      In connection with conversion of a portion of the Asahi Medical Note described in note 6 and pursuant to the June 25, 2003 Amended and Restated Investors’ Rights Agreement, the existing common stockholders were allowed to exercise pre-emptive rights to purchase additional common stock. In connection therewith, on December 31, 2003, the Company issued 613,292 shares of common stock at $0.98502 per share for gross cash proceeds of $604,092.

      As at December 31, 2003 and September 30, 2004, the number of shares common stock of the Company reserved for issuance as follows:

			December 31,	September 30,
	Price	Expiry Date	2003	2004

Series A convertible preferred stock (convertible at 1:1.678323)	—	N/A	2,966,839	3,603,350

Series A convertible preferred stock warrants (convertible at 1:1.678323) [i]	$6.79	N/A	810,146	—

Series B convertible preferred stock (convertible at 1:1.643683)	—	N/A	1,019,255	1,019,255

Convertible grid debentures	$0.98502	N/A	2,690,301	5,177,560

Stock options	$0.04	January – December 2007	104,124	—
	$0.04 – $4.00	January – December 2008	141,500	75,000
	$0.04 – $4.00	January – December 2009	336,563	217,625
	$2.00 – $4.00	January – December 2010	174,875	119,375
	$0.04	January – December 2011	64,250	—
	$0.80 – $2.00	January – December 2012	147,973	147,973
	$0.13 – $1.30	January – December 2013	1,420,676	1,383,426

			2,389,961	1,943,399

Common stock warrants	$4.00	July 2004	50,000	—
	$4.00	November 2008	37,500	37,500
	$1.20	July 2004	62,500	—

			150,000	37,500

			10,026,514	11,781,127

[i]	These warrants have been adjusted to reflect the anti-dilutive effect of the June 25, 2003 related party secured convertible grid debenture [note 7[iv]].

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

13. Capital Stock (continued)

[f]   Stock option plan

      Under the 2002 Stock Option Plan (the “Stock Option Plan”) up to 2,678,997 options are available for grants to employees, directors and consultants.

      Options granted under the Stock Option Plan may be either incentive stock options or non statutory stock options. Under the terms of the Stock Option Plan, the exercise price per share for an incentive stock option shall not be less than the fair market value of a share of stock on the effective date of grant and the exercise price per share for non statutory stock options shall not be less than 85% of the fair market value of a share of stock on the date of grant. No option granted to a holder of more than 10% of the Company’s common stock shall have an exercise price per share less than 110% of the fair market value of a share of stock on the effective date of grant.

      Generally, options expire 10 years after the grant. No incentive stock options granted to a 10% owner optionee shall be exercisable after the expiration of five years after the effective date of grant of such option, no option granted to a prospective employee, prospective consultant or prospective director may become exercisable prior to the date on which such person commences service, and with the exception of an option granted to an officer, director or a consultant, no option shall become exercisable at a rate less than 20% per year over a period of five years from the effective date of grant of such option unless otherwise approved by the board of directors.

      The Company has also issued options outside of the Stock Option Plan. These options were issued before the establishment of the Stock Option Plan or when the authorized limit of the Stock Option Plan was exceeded. In addition, options issued to companies for purpose of settling amounts owing were issued outside of the Stock Option Plan, as the Stock Option Plan prohibited the granting of options to companies. The issuance of such options were approved by the board of directors and were granted on terms and conditions similar to those options issued under the Stock Option Plan.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

13. Capital Stock (continued)

      A summary of the options issued under the Stock Option Plan and outside of the Stock Option Plan outstanding at September 30, 2004 and the changes since December 31, 2000 is as follows:

		Weighted
		average
		exercise price
	Number	($)

Outstanding, December 31, 2000	406,963	3.15
Granted	135,000	0.80
Exercised	(81,884)	0.12
Forfeited	(10,579)	1.16

Outstanding, December 31, 2001	449,500	3.04
Granted	204,224	1.13
Conversion of non-voting options to voting options [i]	476,729	1.24

Outstanding, December 31, 2002	1,130,453	1.95
Granted	1,420,676	0.96
Forfeited	(161,168)	0.82

Outstanding, December 31, 2003	2,389,961	1.45

Exercised	(250,000)	0.43
Forfeited	(196,562)	2.48

Outstanding, September 30, 2004	1,943,399	1.46

[i]	During the year ended December 31, 2002, the Company converted 476,729 non-voting common stock options into voting common stock options.

     Included in the total options outstanding as at September 30, 2004 and December 31, 2003 are 344,083 and 433,083 options issued outside of the Stock Option Plan, respectively.

      Included in the total options outstanding as at September 30, 2004 of 1,943,399 and December 31, 2003 of 2,389,961 are 1,352,500 options at September 30, 2004 and December 31, 2003, issued to employees, directors and certain executives which were issued into a voting trust. Upon the exercise of these options, the board of directors controls the voting privileges associated with the common stock underlying these options. Upon the completion of an initial public offering, the voting trust is to be dissolved with all options returning to each respective individual.

      The Company estimated the intrinsic value of stock options granted in December 2003 to be $15,905,400 of which $513,077 and $4,617,693 has been expensed for the year ended December 31, 2003 and the nine month period ended September 30, 2004, respectively. Management estimated the fair value of these options retrospectively based on a range of then expected offering prices of the Company’s initial public offering [note 18[d]].

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

13. Capital Stock (continued)

      The following table summarizes information relating to stock options outstanding at September 30, 2004:

	Options outstanding
				Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
		life	price		price
Range of exercise price $	Outstanding	(years)	($)	Exercisable	($)

0.04	50,000	3.25	0.04	50,000	0.04
0.13	20,926	8.50	0.13	20,926	0.13
0.80 – 0.99	1,387,083	8.74	0.99	569,727	0.98
1.30	110,890	7.95	1.30	74,524	1.30
2.00	87,500	5.07	2.00	87,500	2.00
4.00	287,000	5.17	4.00	273,542	4.00

	1,943,399	7.86	1.46	1,076,219	1.79

      The following table summarizes information relating to stock options outstanding at December 31, 2003:

	Options outstanding
				Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
		life	price		price
Range of exercise price $	Outstanding	(years)	($)	Exercisable	($)

0.04	204,125	4.15	0.04	204,125	0.04
0.13	58,176	9.27	0.13	58,176	0.13
0.80 – 0.99	1,438,833	9.15	0.99	281,715	0.99
1.30	110,890	8.70	1.30	63,622	1.30
2.00	222,937	5.49	2.00	222,937	2.00
4.00	355,000	6.03	4.00	331,943	4.00

	2,389,961	8.07	1.45	1,162,517	1.88

[g]   Warrants

      Purchasers of Series A convertible preferred stock received warrants to purchase shares of common stock at an exercise price of $1.00 per share. The warrants are exercisable for the purchase of one share of common stock for each share of Series A convertible preferred stock owned. In February 1998, an additional “voluntary” warrant was granted to each Series A convertible preferred stockholder to purchase an equal number of voting common stock at an exercise price of $2.00 per share. Additionally, warrants to purchase 50,000 shares of voting common stock at an exercise price of $1.00 per share were granted to an officer and certain directors and stockholders of the Company in exchange for providing certain private credit guarantees.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

13. Capital Stock (continued)

		Weighted
		average
		exercise price
Common stock warrants	Number	($)

Outstanding, December 31, 2000 and 2001	87,500	4.00
Granted	62,500	1.20

Outstanding, December 31, 2002 and 2003 [i]	150,000	2.83
Exercised	(77,370)	1.74
Expired	(35,130)	4.00

Outstanding, September 30, 2004	37,500	4.00

		Weighted
		average
		exercise price
Series A convertible preferred stock warrants	Number	($)

Outstanding, December 31, 2000	57,385	5.55
Issued	33,395	5.55

Outstanding, December 31, 2001	90,780	5.55
Granted on adjustment for anti-dilution provision	40,026	—
Converted from Series B convertible preferred stock warrants	157,631	7.83

Outstanding, December 31, 2002	288,437	6.80
Granted on adjustment for anti-dilution provision	195,097	—
Cancelled	(824)	7.83

Outstanding, December 31, 2003 [i]	482,710	6.80
Exercised [ii]	(379,284)	6.73
Expired	(103,426)	7.04

Outstanding, September 30, 2004	—

[i]	As a result of the issuance of Series B convertible preferred stock on July 25, 2002 at a price lower than the exercise price of the Series A convertible preferred stock warrants, anti-dilution adjustments were applied to reduce the exercise price of the Series A convertible preferred stock warrants and to increase the number of shares issuable upon the exercise of the Series A convertible preferred stock warrants.

As a result of the TLC Vision and Diamed convertible grid note debenture agreements entered into on June 25, 2003 at a conversion price lower than the exercise price of the Series A convertible preferred stock warrants, further anti-dilution adjustments were applied to reduce the exercise price of the Series A convertible preferred stock warrants and to increase the number of shares issuable upon the exercise of the Series A convertible preferred stock warrants.

[ii]	Of the 379,284 warrants exercised to purchase shares of Series A convertible preferred stock, 165,189 shares of Series A convertible preferred stock were issued on a cashless basis [note 14]. The remaining 214,095 shares of Series A convertible preferred stock were issued for total cash proceeds of $1,281,841 of which $517,602 has yet to be received as at September 30, 2004.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

13. Capital Stock (continued)

		Weighted
		average
		exercise price
Series B convertible preferred stock warrants	Number	($)

Outstanding, December 31, 2000 and 2001	479,000	8.00
Granted on adjustment for anti-dilution provision	5,556	7.83
Converted from Series A convertible preferred stock warrants	(264,556)	7.83
Expired	(220,000)	8.00

Outstanding, December 31, 2002 and 2003 and September 30, 2004	—	—

      All warrants to purchase shares of common stock and Series A convertible preferred stock at exercise prices between $1.20 per share and $7.83 per share expired on July 17, 2004, other than warrants to purchase 379,284 shares of Series A convertible preferred stock and 77,370 warrants to purchase shares of common stock which were exercised prior to expiration and warrants to purchase 37,500 shares of common stock at an exercise price of $4.00 per share which expire on November 10, 2008.

14. Consolidated Statement of Cash Flows

      The net change in working capital balances related to operations consists of the following:

	Nine months ended		Years ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

Due from related parties	$(196,120)	$41,762	$52,034	$(52,142)	$102,896
Amount receivable	(62,547)	36,714	39,746	12,254	292,885
Inventory	(489,986)	12,782	24,399	8,971	106,455
Prepaid expenses	(5,018)	(96,653)	(134,844)	(21,616)	25,741
Deposits	—	4,326	4,326	(4,326)	98,555
Accounts payable and accrued liabilities	829,461	(892,374)	(681,183)	(548,638)	403,595
Due to stockholders	65,605	78,551	4,418	2,392	69,417

	$141,395	$(814,892)	$(691,104)	$(603,105)	$1,099,544

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

14. Consolidated Statement of Cash Flows (continued)

      The following table lists those items that have been excluded from the consolidated statement of cash flows as they relate to non-cash transactions and additional cash flow information:

	Nine months ended		Year ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

	$	$	$	$	$
Non-cash investing and financing activities
Convertible preferred stock issued to reduce borrowings from stockholder	—	—	500,000	—	—
Common stock issued to pay consulting fees	—	22,588	22,588	2,800	—
Bridge notes issued for services	—	—	—	22,500	—
Conversion of debentures	—	—	—	8,649,716	—
Conversion of debt	—	—	481,015	—	—
Cashless exercise of warrants to purchase shares of Series A convertible preferred stock	1,269,845	—	—	—	—
Free inventory	159,870	66,300	66,300	155,141	1,530
Additional cash flow information
Interest paid	—	—	(85,000)	(152,375)	—

15. Financial Instruments

Fair values

      Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash, due from related parties, amount receivable, accounts payable, accrued liabilities, due to stockholders and convertible debentures due to stockholders approximate their carrying values due to the short-term maturities of these instruments.

Currency risk

      The Company’s activities which result in exposure to fluctuations in foreign currency exchange rates consist of the purchase of equipment from suppliers billing in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

Credit risk

      The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and amount receivable. The Company maintains its accounts for cash with large low credit risk financial institutions in United States and Canada in order to reduce its exposure.

      The Company derives all of its revenues from one customer, the Partnership, and the Partnership primarily derives its revenues from a subsidiary of TLC Vision.

16. Segment Information

      The Company operates in a single reportable segment, the ophthalmic therapeutic industry, focused on the treatments of eye diseases, including Dry AMD.

      For all periods presented, the Company’s revenues were earned in Canada.

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

16. Segment Information (continued)

      Although the Company has generated all of its revenue in Canada, the Company’s fixed assets and patents and trademarks are primarily located in the United States.

17. Reconciliation to Accounting Principles Generally Accepted in Canada

      These consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in some respects to Canadian GAAP.

      The following table presents net loss for the period that would have been reported had the Company’s consolidated financial statements been prepared on the basis of Canadian GAAP:

	Nine months ended		Year ended
	September 30,		December 31,

	2004	2003	2003	2002	2001

Net loss for the period, U.S. GAAP	$(7,895,157)	$(1,109,739)	$(2,469,888)	$(2,881,597)	$(4,058,921)
Equity earnings of Partnership [a]	—	(15,569)	—	—	—
Revenue [a]	226,582	207,093	243,197	—	—
Cost of goods sold [a]	(119,717)	(110,306)	(130,202)	—	—
Expenses [a]	(98,443)	(78,718)	(123,149)	(2,534)	—
Stock based compensation — intrinsic value method [b]	4,617,693	—	513,077	—	—
Stock based compensation — fair value method [b]	(4,684,912)	—	—	—	—
Interest accretion on convertible debentures [c]	(2,320,590)	(654,915)	(1,883,892)	(2,676,657)	(1,045,998)

Net loss for the period, Canadian GAAP	$(10,274,544)	$(1,762,154)	$(3,850,857)	$(5,560,788)	$(5,104,919)

Basic and diluted loss per share	$(2.00)	$(0.45)	$(0.97)	$(1.49)	$(1.42)

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

17. Reconciliation to Accounting Principles Generally Accepted in Canada (continued)

      The following tables present the differences between the consolidated balance sheets of the Company had the Company’s financial information been prepared on the basis of Canadian GAAP:

	U.S.	Canadian
	GAAP	GAAP	Difference

As at September 30, 2004
Assets
Cash [a]	$766,936	$780,040	$13,104
Due from related parties	210,194	210,194	—
Amount receivable [a]	62,547	126,150	63,603
Inventory [a]	837,926	896,814	58,888
Prepaid expenses [a]	161,478	161,520	42
Fixed assets, net [a]	331,998	353,365	21,367
Patents and trademarks	81,403	81,403	—
Deferred share issue costs	1,500,000	1,500,000	—

	$3,952,482	$4,109,486	$157,004

Liabilities and Stockholders’ Equity
Accounts payable	$590,570	$590,570	$—
Accrued liabilities [a]	1,493,034	1,507,632	14,598
Due to related parties [a]	—	146,621	146,621
Due to stockholders	1,109,469	1,109,469	—
Convertible notes due to stockholders	5,100,000	4,283,333	(816,667)
Capital stock (common stock, Series A and Series B convertible preferred stock)	8,127	8,127	—
Additional paid-in capital/ Contributed surplus [b, c]	29,734,685	40,087,267	10,352,582
Deficit [a, b, c]	(34,083,403)	(48,623,533)	(9,540,130)

	$3,952,482	$4,309,486	$157,004

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

17. Reconciliation to Accounting Principles Generally Accepted in Canada (continued)

	U.S.	Canadian
	GAAP	GAAP	Difference

As at December 31, 2003
Assets
Cash [a]	$1,237,168	$1,239,046	$1,878
Due from related parties	14,074	14,074	—
Amount receivable [a]	—	17,328	17,328
Inventory [a]	188,071	282,767	94,696
Prepaid expense [a]	156,460	156,502	42
Fixed assets, net [a]	191,231	205,125	13,894
Patents and trademarks	81,144	81,144	—

	$1,868,148	$1,995,986	$127,838

Liabilities and Stockholders’ Equity
Accounts payable	$194,428	$194,428	$—
Accrued liabilities [a]	245,581	250,381	4,800
Due to related parties [a]	—	135,678	135,678
Due to stockholders	1,043,865	1,043,865	—
Convertible notes due to stockholders	2,650,000	1,962,743	(687,257)
Capital stock (common stock, Series A and Series B convertible preferred stock)	7,421	7,421	—
Additional paid-in capital/ Contributed surplus [c]	23,915,099	30,546,933	6,631,833
Deficit [a, c]	(26,188,246)	(32,145,463)	(5,957,217)

	$1,868,148	$1,995,986	$127,838

	U.S.	Canadian
	GAAP	GAAP	Difference

As at December 31, 2002
Assets
Cash [a]	$602,457	$602,507	$50
Due from related parties	66,107	66,107	—
Amount receivable [a]	39,748	39,919	171
Inventory [a]	146,170	168,576	22,406
Prepaid expenses [a]	25,942	25,942	—
Fixed assets, net [a]	87,639	87,639	—
Patents and trademarks, net	69,967	69,967	—

	$1,038,030	$1,060,657	$22,627

Liabilities and Stockholders’ Equity
Accounts payable	$1,082,679	$1,082,680	$—
Accrued liabilities [a]	70,877	38,514	—
Due to related parties [a]	—	25,111	25,111
Due to stockholders	1,507,083	1,539,446	—
Long term convertible notes	32,190	32,190	—
Capital stock (common stock, Series A and Series B convertible preferred stock)	6,283	6,283	—
Additional paid-in capital/Contributed surplus	22,057,276	26,631,039	4,573,763
Deficit	(23,718,358)	(28,294,606)	(4,576,247)

	$1,038,030	$1,060,657	$22,627

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

17. Reconciliation to Accounting Principles Generally Accepted in Canada (continued)

[a]   Investment in Partnership

      During the year ended December 31, 2002, the Company invested in OccuLogix, L.P., the Partnership, which is considered to be a joint venture. The Company, through its subsidiaries, controls 50% of this Partnership [note 5].

      For U.S. GAAP purposes, the Company has accounted for this investment in accordance with Accounting Principles Bulletin No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”). APB 18 requires companies to account for investments applying the equity method of accounting for investments where they lack the ability to control but have the ability to exercise significant influence in the investees operating, financing and investing activities.

      For Canadian GAAP purposes, investments that are considered to be a joint venture are accounted for in accordance with Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3055, Interest in Joint Ventures (“CICA 3055”). CICA 3055 requires companies to account for their interest in joint ventures using the proportionate consolidation method.

      Proportionate consolidation is a method of accounting and reporting whereby a venturer’s pro rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control is combined on a line-by-line basis with similar items in the venturer’s financial statements. This method of accounting differs from full consolidation in that only the venturer’s portion of all assets, liabilities, revenues and expenses is taken up rather than the full amount, offset by non-controlling interests.

      For U.S. GAAP purposes, the Company did not recognize in its consolidated statements of operation its 50% interest in the net loss of the Partnership for the years ended December 31, 2003 and 2002 as the net loss of the Partnership exceeded the net investment of the Company. As a result the Company recognized its equity interest in the Partnership commencing with the nine-month period ended September 30, 2003. For all other periods, for purposes of U.S. GAAP, the Company did not recognize its equity interest because the Company’s proportionate net cumulative loss exceeded the carrying value of its investment in the Partnership.

      For Canadian GAAP purposes, the Company consolidated its 50% proportionate interest on a line by line basis for both the consolidated balance sheet and statement of operations.

[b]   Accounting for stock options

      As previously discussed in note 13[f], the Company has an option plan whereby options are granted to employees, directors and consultants.

      For U.S. GAAP purposes, the Company has adopted the disclosure requirements of SFAS No. 123 and as permitted under SFAS No. 123, applies APB 25 and related interpretations in accounting for its stock option plans. SFAS No. 123 requires disclosure of pro forma amounts to reflect the impact if the Company had elected to adopt the optional recognition provisions of SFAS No. 123 for its stock option plans and employee stock purchase plans.

      For Canadian GAAP purposes, the Company accounts for its stock options in accordance with the provisions of CICA Section 3870, Stock-Based Compensation and Other Stock-Based Payments, (“CICA 3870”). CICA 3870, issued in December 2001, established standards for the recognition,

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

17. Reconciliation to Accounting Principles Generally Accepted in Canada (continued)

measurement and disclosure of stock-based compensation, and other stock-based payments. Under the provisions of CICA 3870, prior to January 1, 2004, companies could either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or could recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method was applied, pro forma disclosure of net income or loss and earnings or loss per share was required in the financial statements as if the fair value-based method had been applied. Effective January 1, 2004, CICA 3870 requires that all stock-based compensation be measured and expensed using a fair value-based methodology.

      Prior to January 1, 2004, the Company recognized employee stock-based compensation under the intrinsic value-based method and provided pro forma disclosure of net income or loss and earnings or loss per share as if the fair value-based method had been applied. Effective January 1, 2004, the Company adopted the fair value based method for recognizing employee stock-based compensation on a retroactive basis to January 1, 1996, without restatement of prior periods for purposes of Canadian GAAP. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to accumulated deficit of $1,203,528 which represents the sum of the previously disclosed pro forma fair value adjustments with a corresponding increase to contributed surplus.

      For the nine months ended September 30, 2004, the Company did not record any stock-based compensation as no options were granted since January 1, 2004, the date of transition. No compensation expense for stock options granted to employees at fair market value was included in the determination of net income for the nine months ended September 30, 2003. For the nine months ended September 30, 2003, the following table presents the Company’s pro forma net income and earnings per share as if the fair value-based method of CICA 3870 had been applied for all stock options granted:

Nine months
ended
September 30,
2003

Net loss for the period (Canadian GAAP)	$(1,762,154)
Total pro forma stock-based compensation expense determined under fair value-based method	16,618

Pro forma net loss	$(1,778,772)

Basic and diluted loss per share
As reported	$(0.45)
Pro forma	$(0.46)

[c]   Convertible debt

      For all periods presented, the Company had convertible debt which is described in note 7.

      For U.S. GAAP purposes, all of the proceeds received from the issuance of convertible debt generally would be recorded as a liability on the balance sheet and no portion of the proceeds from the issuance of the convertible debt instruments would be attributed to the conversion feature. In addition, APB 14 requires that a portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants should be accounted for as additional paid-in capital. The allocation should be based on the

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

17. Reconciliation to Accounting Principles Generally Accepted in Canada (continued)

relative fair values of the underlying securities at the time of issuance. Any resulting discount or premium on the debt securities should be recorded as an adjustment to the carrying value of the debt.

      For Canadian GAAP purposes, financial instruments are accounted for in accordance with CICA 3860 Section 3860, Financial Instrument — Presentation and Disclosure (“CICA 3860”). CICA 3860 requires financial instruments that consist of both elements of debt and equity be accounted for in accordance with the substance of the contractual arrangement on initial recognition. Therefore, as a result of the conversion feature of the debentures, for purpose of Canadian GAAP, the net proceeds received in connection with the Company’s convertible debentures instruments have been bifurcated between debt and equity based on the relative fair value of each component. The difference between the estimated fair value of the convertible debenture and the face amount is then amortized as interest expense over the life of the debenture. This accreted interest expense was $1,883,892 for the year ended December 31, 2003 (2002 — $2,676,657).

18. Subsequent Events

[a]   Subsequent to the year ended December 31, 2003, the Company received a total of $2,800,000 during the period from January 1, 2004 to October 31, 2004 (October 2004 — $350,000) pursuant to the grid convertible debentures discussed in note 7[iv]. As a result of this additional funding, as at October 31, 2004, the Company had drawn down $5,450,000 of the total $12,000,000 available under the grid debentures, $7,000,000 of which are convertible into common stock.

Subsequent Event Notes [b], [c], [d] and [e] are Unaudited

[b]   In October 2004, the Partnership, the Company’s sole customer, received a total of $557,400 from Rheo Therapeutics Inc. (an Ontario, Canada corporation) for the purchase of 660 treatment sets and 2 pumps. This was in accordance with the product purchase agreement between Rheo Therapeutics, Inc. and the Partnership. On September 29, 2004, the Partnership signed a product purchase agreement with Rheo Therapeutics Inc. for the purchase from the Partnership of 8,004 treatment sets over the period from October 2004 to December 2005, a transaction valued at $6,003,000, after introductory rebates. Subject to availability, the purchaser may order up to an additional 2,000 treatment sets. Dr. Machat, who is an investor in and one of the directors of Rheo Therapeutics Inc. was a co-founder and former director of TLC Vision.

[c]   On October 25, 2004, the Company amended the patent licenses and royalty agreements previously amended on August 6, 2004 with Mr. Hans Stock and executed with Dr. Richard Brunner on May 6, 2002. The amendment to these agreements adjusted the basis of calculation of the royalty fees for filter sets sold from the sales value to the cost basis for these filter sets. Moreover, the amendments provided a clarification of the exclusive sub-license rights to end users by medical clinics and practitioners. Also amended was the inclusion of the ability to sub-license to unaffiliated parties, who were not end users, the ability to reproduce the components of the RHEO System. The amended agreements provide for the payment by the Company of a sub-license fee of 12.5% to each of Mr. Stock or Dr. Brunner of any amounts received by the Company for the provision of the sub-license to unaffiliated parties who are not end users.

[d]   On October 25, 2004, the Company entered into a new marketing and distribution agreement with Diamed which provides for a minimum purchase of 1,000 OctoNova pumps during the period from the date

OccuLogix, Inc. (formerly Vascular Sciences Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Information as at September 30, 2004 and for the nine months ended
September 30, 2004 and 2003 is unaudited)

December 31, 2003 and 2002

18. Subsequent Events (continued)

of the agreement until five years after the date of FDA approval. Minimum purchase quantities from the sixth year on shall annually be mutually agreed by both parties.

[e]   On November 15, 2004, the Company filed a third amended registration statement on Form S-1 with the Securities and Exchange Commission with the intent of pursuing an initial public offering of its common stock. Amended registration statements were previously filed on October 7, 2004 and November 1, 2004 and the original registration statement was filed on August 13, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

OCCULOGIX, L.P.

      We have audited the accompanying balance sheets of OccuLogix, L.P. as of December 31, 2003 and 2002 and the related statements of operations, partners’ deficiency and cash flows for the year ended December 31, 2003 and for the period from July 25, 2002 to December 31, 2002. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as at December 31, 2003 and 2002 and the results of its operations, partners’ deficiency and its cash flows for each of the year ended December 31, 2003 and the period from July 25, 2002 to December 31, 2002, in conformity with U.S. generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 1 to the financial statements, the Partnership has sustained losses for the year ended December 31, 2003 and period from July 25, 2002 to December 31, 2002, has a working capital deficiency at December 31, 2003 and lacks long-term financing, which raises substantial doubt about the Partnership’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the accompanying financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Chartered Accountants

Toronto, Canada,

August 13, 2004

OCCULOGIX, L.P.

BALANCE SHEETS

(Going Concern Uncertainty — See Note 1)

[expressed in U.S. dollars]

		December 31,
	September 30,
	2004	2003	2002

	[unaudited]
Current assets
Cash	$26,209	$3,757	$100
Accounts receivable	127,206	34,657	342
Inventory	117,774	189,393	44,811
Prepaid expenses	84	84	—

Total current assets	271,273	227,891	45,253

Fixed assets, net [note 3]	42,734	27,788	—

	$314,007	$255,679	$45,253

Current Liabilities and Partners’ Deficiency
Accrued liabilities [note 5]	$29,195	$9,600	$—
Due to related parties [note 4]	293,243	271,355	50,221

Total current liabilities	322,438	280,955	50,221

Partners’ deficiency
Partners’ capital	100	100	100
Partners’ deficit	(8,531)	(25,376)	(5,068)

	(8,431)	(25,276)	(4,968)

Total liabilities and partners’ deficiency	$314,007	$255,679	$45,253

See accompanying notes

OCCULOGIX, L.P.

STATEMENTS OF OPERATIONS

[expressed in U.S. dollars]

			Year	Period from
			ended	July 25, 2002 to
	Nine months ended
	September 30,		December 31,

	2004	2003	2003	2002

	[unaudited]
Revenues
Sales to related party (RHEO Clinic Inc.)	$343,564	$409,685	$459,730	$—
Sales to unrelated third party	109,600	4,500	26,664	—

Total revenues	453,164	414,185	486,394	—

Cost of sales
From sales to related party	165,875	190,528	212,216	—
From sales to unrelated third party	66,160	2,100	11,550	—
Other cost of sales	7,399	27,984	36,640

	239,434	220,612	260,406	—

Gross margin	213,730	193,573	225,988	—

Expenses
Operating	172,162	148,754	177,501	1,265
Marketing	25,997	8,682	68,795	3,803

	198,159	157,436	246,296	5,068

Net income (loss) from operations	$15,571	$36,137	$(20,308)	$(5,068)

Other (expenses)/income	1,274	—	—	—

Net income (loss) for the period	$16,845	$36,137	$(20,308)	$(5,068)

See accompanying notes

OCCULOGIX, L.P.

STATEMENT OF PARTNERS’ DEFICIENCY

[expressed in U.S. dollars]

	OccuLogix	OccuLogix	TLC
	Management,	Holdings,	Apheresis,
	Inc.	Inc	L.P.	Total

Percentage ownership	0.10%	49.95%	49.95%	100.00%
Capital contributions	$0.10	$50	$50	$100
Net loss for the period from July 25, 2002 to December 31, 2002	(6)	(2,531)	(2,531)	(5,068)

Balance, December 31, 2002	(6)	(2,481)	(2,481)	(4,968)
Net loss for the year	(20)	(10,144)	(10,144)	(20,308)

Balance, December 31, 2003	(26)	(12,625)	(12,625)	(25,276)
Net income for the period	17	8,414	8,414	16,845

Balance, September 30, 2004	$(9)	$(4,211)	$(4,211)	$(8,431)

See accompanying notes

OCCULOGIX, L.P.

STATEMENTS OF CASH FLOWS

[expressed in U.S. dollars]

				Period
				from
			Year	July 25,
			ended	2002 to
	Nine months ended
	September 30,		December 31,

	2004	2003	2003	2002

	[unaudited]
OPERATING ACTIVITIES
Net income (loss)	$16,845	$36,137	$(20,308)	$(5,068)
Adjustments to reconcile net income (loss) to cash flows used in operating activities:
Depreciation of fixed assets	7,154	3,955	5,654	—
(Increase) in accounts receivable	(92,549)	(13,577)	(34,315)	(342)
(Increase) in inventory	71,619	(141,089)	(144,582)	(44,811)
(Increase) in prepaid expenses	—	(55,849)	(84)	—
(Decrease) increase in accounts payable and accrued liabilities	19,595	5,000	9,600	—

Cash provided by (used in) operating activities	22,664	(165,423)	(184,035)	(50,221)

INVESTING ACTIVITIES
Purchase of fixed assets	(22,100)	(33,442)	(33,442)	—

Cash used in investing activities	(22,100)	(33,442)	(33,442)	—

FINANCING ACTIVITIES
Contribution from partners	—	—	—	100
Increase in amounts due to related parties	21,888	198,865	221,134	50,221

Cash provided by financing activities	21,888	198,865	221,134	50,321

Net increase in cash and cash equivalents during the period	22,452	—	3,657	100
Cash, beginning of period	3,757	100	100	—

Cash, end of period	$26,209	$100	$3,757	$100

See accompanying notes

OCCULOGIX, L.P.

NOTES TO FINANCIAL STATEMENTS

(Information as at September 30, 2004 and for the nine months ended

September 30, 2004 and 2003 is unaudited)
(expressed in U.S. dollars)
December 31, 2003 and 2002

1.   Nature of Operations and Going Concern Uncertainty

Nature of operations

      OccuLogix, L.P. (the “Partnership”) is a limited partnership formed on July 25, 2002 under the laws of the State of Delaware, among OccuLogix Holdings, Inc. (“Holdings”) a Delaware corporation, TLC Apheresis, L.P., a Delaware limited partnership and OccuLogix Management, Inc., a Delaware corporation (the “General Partner”). Pursuant to a sales and distribution agreement between the Partnership and OccuLogix, Inc. (“OccuLogix”), the parent of Holdings, which in turn has a 50% interest in the General Partner, the Partnership serves as OccuLogix’s exclusive sales representative for the RHEO System. The RHEO System contains a pump that circulates blood through two filters and is used to perform Rheopheresis, a form of apheresis, which is designed to treat dry age-related macular degeneration. To facilitate the sale and distribution agreement, the Partnership and OccuLogix entered into a license agreement and a software agreement, whereby OccuLogix licenses patent, know-how, trademark rights and software to the Partnership. TLC Vision Corporation (“TLC Vision”), the parent of TLC Apheresis L.P. is a party to a license agreement with the Partnership pursuant to which TLC Vision licenses certain software to the Partnership.

Going concern uncertainty

      The accompanying financial statements have been prepared on the basis the Partnership will continue as a going concern. The Partnership has sustained losses for all of the periods since its formation. The Partnership’s cash position at the current rate of operating activity is insufficient to cover operating costs for the foreseeable future. The Partnership’s working capital deficiency at December 31, 2003 was approximately $53,000 which has worsened since December 31, 2002. Historically, the Partnership has sought financing from its major stockholders and its principal customer. As a result, there is substantial doubt about its ability to continue as going concern. Management believes that the initial public offering of OccuLogix, subsequent to a reorganization, in which the Partnership will be wound up into OccuLogix, currently a 50% joint venture partner, will provide sufficient funds to pursue OccuLogix’s commercial activities in Canada and implement of commercialization of the RHEO System in the United States, pending FDA approval, to the end of 2006.

      The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the company be unable to continue in existence.

2.   Significant Accounting Policies

      The financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”), which conforms in all material respects with Canadian generally accepted accounting principles.

Use of estimates

      The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and are reviewed periodically and adjustments, if necessary, are made in the period in which they are identified. Actual results may differ from these estimates.

OCCULOGIX, L.P.

NOTES TO FINANCIAL STATEMENTS

(Information as at September 30, 2004 and for the nine months ended

September 30, 2004 and 2003 is unaudited)
(expressed in U.S. dollars)
December 31, 2003 and 2002

2.   Significant Accounting Policies (continued)

Revenue recognition

      Revenue consists of the sale of the RHEO System which is comprised of OctoNova pumps and the related disposable treatment sets. The Partnership receives a signed binding purchase from its customers (RHEO Clinic Inc., a TLC Vision subsidiary and related party, and unrelated third party clinics). The pricing is a negotiated amount between the Partnership and its customers. The amount charged to Rheo Clinic Inc. (a related party) is consistent with those amounts charged to unrelated third parties.

      Other than shipping the products, the Partnership has the obligation to calibrate the OctoNova pumps, which is considered to be a significant service. The Partnership’s policy of recognizing revenue is upon the completion of this calibration process. Other potential activities which may result from the sale of an OctoNova pump includes initial training and a one year warranty period supplementary to that offered by the manufacturer. The Partnership provides training prior to recognizing revenue, if required. With respect to warranty, the Partnership accrues the estimated cost in providing this one year warranty service at the time revenue is recognized. The filters do not require any additional servicing. All related costs of revenue are accrued for by the Partnership.

Inventory

      Inventory is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Fixed assets

      Fixed assets are reported at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Medical equipment	5 years

Foreign currency translation

      The Partnership’s functional and reporting currency is the United States dollar. The assets and liabilities of the Partnership’s Canadian operations are maintained in U.S. dollars. Monetary assets and liabilities denominated in foreign currency are translated at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities denominated in foreign currency are translated at exchange rates in effect on the date of the transaction. Revenue and expenses are translated into U.S. dollars at average exchange rates prevailing during the period and include amortization. Resulting exchange gains and losses are included in net income (loss) for the period and are not material in any of the periods presented.

Income taxes

      The Partnership’s net income constitutes income of the individual partners and is subject to income taxes in their hands. Accordingly, no income taxes have been provided in the accompanying financial statements.

OCCULOGIX, L.P.

NOTES TO FINANCIAL STATEMENTS

(Information as at September 30, 2004 and for the nine months ended

September 30, 2004 and 2003 is unaudited)
(expressed in U.S. dollars)
December 31, 2003 and 2002

2.   Significant Accounting Policies (continued)

Recent accounting pronouncements

      In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). FIN No. 45 clarifies and expands on existing disclosure requirements for a guarantor regarding its obligations under certain guarantees it has issued. FIN No. 45 also requires that the guarantor must recognize a liability for the fair value of its obligations under certain guarantees. The provisions of FIN No. 45 are effective for guarantees entered into after December 31, 2002. At December 31, 2003 and September 30, 2004, the Partnership had no outstanding guarantees.

      In January 2003 (as amended in December 2003), the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). FIN No. 46 requires consolidation of a variable interest entity (“VIE”) by the primary beneficiary of the entity’s expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. FIN No. 46 is effective immediately for VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first reporting period ending after December 31, 2003 for those VIEs that are considered to be special purpose entities, and after March 15, 2004 for those VIEs that are not considered to be special purpose entities. The FIN No. 46 had no effect on the Partnership’s financial position or results of operations.

      In March 2003, the FASB reached a consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“Issue 00-21”). Issue 00-21 sets out criteria for whether revenue can be recognized separately from other deliverables in a multiple deliverable arrangement. The criteria consider whether the delivered item has stand-alone value to the customer, whether the fair value of the delivered item can be reliably determined and the rights of return for the delivered item. Adoption of Issue 00-21 is required for fiscal years beginning after June 15, 2003 and has not had an effect on the Partnership’s financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”) which establishes rules for the accounting for certain financial instruments with characteristics of liabilities, equity or both. These types of financial instruments have been reported as liabilities, as part of equity, or within the mezzanine section of the consolidated balance sheets and include mandatorily redeemable instruments, certain instruments with an obligation to repurchase an issuer’s own equity shares and instruments with obligations for an issuer to settle in a variable number of its own equity shares. The FASB intends to provide further accounting guidance on conditional redeemable instruments at a later date. On August 27, 2003, the FASB issued a deferral of SFAS No. 150 for mandatorily redeemable shares of non-public companies and non-public companies will not be required to apply the provisions of SFAS 150 to mandatorily redeemable financial instruments until periods beginning after December 15, 2004. Based on securities outstanding as at March 31, 2004, the adoption of this standard is not expected to have an effect on the Partnership’s financial position or results of operations.

OCCULOGIX, L.P.

NOTES TO FINANCIAL STATEMENTS

(Information as at September 30, 2004 and for the nine months ended

September 30, 2004 and 2003 is unaudited)
(expressed in U.S. dollars)
December 31, 2003 and 2002

3.   Fixed Assets

      Fixed assets consist of the following:

	September 30, 2004

		Accumulated
	Cost	depreciation

Medical equipment	$55,542	$12,808

Less accumulated depreciation	12,808

Net book value	$42,734

	December 31, 2003

		Accumulated
	Cost	depreciation

Medical equipment	$33,442	$5,654

Less accumulated depreciation	5,654

Net book value	$27,788

      The Partnership did not have any fixed assets as at December 31, 2002.

4.   Related Party Transactions

      The Partnership is economically dependent on Asahi Medical Co., Ltd. (“Asahi Medical”) and Diamed Medizintechnik GmbH (“Diamed”) to continuously provide filter products and pumps used in the RHEO System which are sold to the Partnership through OccuLogix [note 1]. The Partnership believes the filter products and pumps produced by Asahi Medical and Diamed are a critical component in the RHEO System.

      The Partnership purchases all products from OccuLogix at OccuLogix’s cost pursuant to the sales agreement. The term of the agreement commenced July 25, 2002 and is effective as long as the Distribution Agreement between OccuLogix and Asahi Medical, dated December 31, 2001, is in effect.

      From time to time, the Partnership obtained non-interest cash advances from Rheo to finance the day-to-day working capital requirements. These advances are settled through the purchases of product by Rheo from the Partnership which are then netted against amounts outstanding.

      The due to related parties balance is comprised of the following:

	September 30,	December 31,	December 31,
	2004	2003	2002

RHEO Clinic Inc.	$78,477	$256,327	$5,410
OccuLogix, Inc.	214,766	15,028	44,811

	$293,243	$271,355	$50,221

      The Partnership’s primary customer is RHEO Clinic Inc., a subsidiary of TLC Vision, for which the Partnership has reported revenues of $343,564, $409,685, $459,730 and $0 for the nine months ended

OCCULOGIX, L.P.

NOTES TO FINANCIAL STATEMENTS

(Information as at September 30, 2004 and for the nine months ended

September 30, 2004 and 2003 is unaudited)
(expressed in U.S. dollars)
December 31, 2003 and 2002

4.   Related Party Transactions (continued)

September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002, respectively. RHEO Clinic uses the RHEO System to treat patients for which it charges its customers (the patients) a per-treatment fee.

5.   Accrued Liabilities

      Accrued liabilities consist of the following:

		December 31,
	September 30,
	2004	2003	2002

Professional services	$14,500	$9,000	$—
Other	14,695	600	—

	$29,195	$9,600	—

6.   Subsequent Event (Unaudited)

      In October 2004, the Partnership received a total of $557,400 from Rheo Therapeutics, Inc. (an Ontario, Canada corporation) for the purchase of 660 treatment sets and 2 pumps. This was in accordance with the product purchase agreement between Rheo Therapeutics, Inc. and the Partnership. On September 29, 2004, the Partnership signed a product purchase agreement with Rheo Therapeutics, Inc. (an Ontario, Canada corporation), for the purchase from the Partnership of 8,004 treatment sets over the period from October 2004 to December 2005, a transaction valued at $6,003,000, after introductory rebates. Subject to availability, the purchaser may order up to an additional 2,000 treatment sets. Dr. Machat, who is an investor in and one of the directors of Rheo Therapeutics Inc. was a co-founder and former director of TLC Vision.

OCCULOGIX, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma consolidated financial statements have been prepared to give effect to the proposed reorganization transactions. The unaudited pro forma consolidated balance sheet of OccuLogix, Inc. (“OccuLogix”) as at September 30, 2004 has been prepared as if the proposed reorganization transactions described below had been completed as of September 30, 2004. The unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2004 and for the year ended December 31, 2003 have been prepared as if the proposed reorganization transactions described below had been completed as of January 1, 2003.

      The underlying assumptions for the pro forma consolidated financial statements provide a reasonable basis for presenting the significant financial effects directly attributable to such transactions; however, the unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had been completed on the dates indicated or of the financial position and results of operations that may be obtained in the future. In the opinion of the management of OccuLogix, these unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation.

      The accompanying pro forma consolidated financial statements give effect to the proposed reorganization transactions described below.

Pro Forma Transactions

      The unaudited pro forma consolidated financial statements of OccuLogix have been prepared to reflect the following reorganization transactions:

a)	The acquisition by OccuLogix of TLC Vision Corporation’s (“TLC Vision”) 50% interest in OccuLogix, L.P. (the “L.P.”) in exchange for the issuance to TLC Vision of 19,070,233 shares of common stock. OccuLogix expects to account for the acquisition of TLC Vision’s interest in the L.P. by allocating the total purchase price to the tangible and intangible assets and liabilities of the L.P. based upon valuations provided by an independent appraiser and other studies by management. The excess of the purchase price over the fair value of the net assets acquired, comprising of tangible and intangible assets and liabilities, has been accounted for as goodwill. The actual allocation of purchase price and the related useful life of the assets acquired and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein;

b)	OccuLogix will borrow the remaining $1,900,000 aggregate amount, as of September 30, 2004, available for borrowing under two convertible debentures that were issued to TLC Vision and another one of its stockholders, Diamed Medizintechnik GmbH (the “Convertible Debentures”). The total principal amount of $7,000,000 due under the Convertible Debenture will then be converted into 7,106,454 shares of common stock at a conversion price of $0.98502 per share;

c)	All shares of Series A convertible preferred stock will be converted into shares of common stock of OccuLogix at the conversion rate of 1.678323 shares of common stock for each share of Series A convertible preferred stock, or an aggregate amount of 3,603,350 shares of common stock;

d)	All shares of Series B convertible preferred stock will be converted into shares of common stock of OccuLogix at the conversion rate of 1.643683 shares of common stock for each share of Series B convertible preferred stock, or an aggregate amount of 1,019,255 shares of common stock;

e)	The L.P. will undertake all Canadian distribution and marketing activities of OccuLogix;

f)	Although the following pro forma financial statements do not reflect the proceeds from the initial public offering, the remaining unamortized intrinsic value of certain stock options granted by OccuLogix to certain employees, officers and directors in December 2003 with an estimated intrinsic value of $15,905,400 will be expensed in the pro forma financial statements for the year ended December 31, 2003 as they vest upon an initial public offering.

g)	The Company has an exclusive distribution service agreement with Apheresis Technologies, Inc. The Company has the sole discretion to terminate this agreement for $100,000 upon the successful completion of its initial public offering. Although the following pro forma financial statements do not reflect the proceeds from the initial public offering, this amount will be expensed in the pro forma financial statements for the year ended December 31, 2003.

OCCULOGIX, INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

(expressed in U.S. dollars)

As at September 30, 2004
(Unaudited)

	OccuLogix, Inc.	OccuLogix, L.P.	Pro Forma		OccuLogix, Inc.
	Historical	Historical	Adjustments	Note 2	Pro Forma

ASSETS
Cash	$766,936	$26,209	$1,650,000	a,b	$2,443,145
Due from related parties	210,194	—	(214,766)	g
			4,572		—
Amount/ account receivable	62,547	127,206	—		189,753
Inventory	837,926	117,774	—		955,700
Prepaid expenses	161,478	84	—		161,562
Deposits	—	—	—		—

Total Current Assets	$2,039,081	$271,273	$1,439,806		$3,750,160
Fixed assets, net	331,998	42,734	—		374,732
Patents and trademarks, net	81,403	—	—		81,403
Intangible assets, net	—	—	25,750,000	a	25,750,000
Investment in limited partnership	—	—	—		—
Deferred share issue costs	1,500,000	—	—		1,500,000
Goodwill	—	—	146,136,313	a	146,136,313

	$3,952,482	$314,007	$173,326,119		$177,592,608

LIABILITIES AND STOCKHOLDERS’/ PARTNERS EQUITY (DEFICIENCY)
Current
Accounts payable	$590,570	$—	$—		$590,570
Accrued liabilities	1,493,034	29,195	—		1,522,229
Related party liabilities	—	293,243	(214,766)	g
			4,572
			100,000	f	183,049
Due to stockholders	1,109,469	—	—		1,109,469
Convertible notes due to stockholders	5,100,000	—	1,900,000	b
			(7,000,000)	b	—

Total Current Liabilities	$8,293,073	$322,438	$(5,210,194)		3,405,314
Long-term Convertible Notes	—	—	—		—

TOTAL LIABILITIES	$8,293,073	$322,438	$(5,210,194)		$3,405,317

Stockholders’/Partners equity (deficiency)
Common Stock	$5,360	—	$19,070	a	$
			7,106	b
			3,603	c
			1,019	d	$36,158
Series A preferred Stock	2,147	—	(2,147)	c	—
Series B preferred Stock	620	—	(620)	d	—
Additional paid-in Capital	29,734,685	—	171,613,027	a
			6,992,894	b
			(1,456)	c
			(399)	d
			10,774,630	e	219,113,381
Deficit/Partners’ deficit	(34,083,403)	(8,431)	4,216	a
			(10,774,630)	e
			(100,000)	f	(44,962,248)

Total Stockholders’/Partners equity (deficiency)	(4,340,591)	(8,431)	178,536,313		174,187,291

TOTAL LIABILITIES AND STOCKHOLDERS’/PARTNERS EQUITY (DEFICIENCY)	$3,952,482	$314,007	$173,326,119		$177,592,608

OCCULOGIX, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(expressed in U.S. dollars)

For the nine month period ended September 30, 2004
(Unaudited)

					OccuLogix, Inc.
	OccuLogix, Inc.	OccuLogix, L.P.	Pro Forma		Pro Forma
	Historical	Historical	Adjustments	Note 3	Consolidated

Revenues	$189,373	$453,164	$(189,373)	a	$453,164

Cost of sales
Cost of goods sold	184,309	239,434	(193,662)	b	230,081
Royalty costs	80,130	—	—		80,130

	264,439	239,434	(193,662)		310,211

Gross margin	(75,066)	213,730	4,289		142,953

Operating Expenses
General & administrative	5,676,639	172,162	(4,617,693)	d	1,231,108
Clinical & regulatory	2,092,466	—	—		2,092,466
Sales & marketing	22,454	25,997	—		48,451
Amortization of intangibles	—	—	1,287,500	c	1,287,500

	7,791,559	198,159	(3,330,193)		4,659,525

Loss from operations	(7,866,625)	15,571	3,334,482		(4,516,572)

Other income (expense)
Interest expense, net	(12,130)	—	—		(12,130)
Other	(16,402)	1,274	—		(15,128)

	(28,532)	1,274	—		(27,258)

Net profit/(loss) for the period	$(7,895,157)	$16,845	$3,334,482		$(4,543,830)

Weighted average number of common shares outstanding					35,942,765

Net loss per share — Basic and diluted					$(0.13)

OCCULOGIX, INC.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in U.S. dollars)

For the year ended December 31, 2003
(Unaudited)

					OccuLogix, Inc.
	OccuLogix, Inc.	OccuLogix, L.P.	Pro Forma		Pro Forma
	Historical	Historical	Adjustments	Note 3	Consolidated

Revenues	$390,479	$486,394	$(390,479)	a	$486,394

Cost of sales
Cost of goods sold	373,546	260,406	(386,189)	b	247,763
Royalty costs	109,234				109,234

	482,780	260,406	(386,189)		356,997

Gross margin	(92,301)	225,988	(4,290)		129,397

Operating Expenses
General and administrative	1,564,362	177,501	15,392,323	d
		—	100,000	e	17,234,186
Clinical and regulatory	731,166	—	—		731,166
Marketing	—	68,795	—		68,795
Amortization of intangibles	—	—	1,716,667	c	1,716,667

	2,295,528	246,296	17,208,990		19,750,814

Loss from operations	(2,387,829)	(20,308)	(17,213,280)		(19,621,417)

Other expense
Interest expense	(67,997)	—	—		(67,997)
Other	(14,062)	—	—		(14,062)

	(82,059)	—	—		(82,059)

Net loss	$(2,469,888)	$(20,308)	$(17,213,280)		$(19,703,476)

Weighted average number of common shares outstanding					34,776,278

Net loss per share — Basic and diluted					$(0.57)

OCCULOGIX, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Unaudited)

1.   Basis of Pro Forma Presentation

      OccuLogix, Inc. (formerly Vascular Sciences Corporation) (“OccuLogix”) is an ophthalmic therapeutic company founded to commercialize innovative treatments for eye diseases, including age-related macular degeneration (“AMD”). The RHEO System contains a pump that circulates blood through two filters and is used to perform Rheopheresis, which OccuLogix refers to under the trade name RHEO Therapy, which is designed to treat Dry AMD. OccuLogix’s goal is to establish RHEO Therapy as the leading treatment for Dry AMD.

      The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations of OccuLogix have been prepared by the management of OccuLogix in accordance with United States generally accepted accounting principles.

      The unaudited pro forma consolidated balance sheet of OccuLogix as at September 30, 2004 has been prepared using the unaudited consolidated balance sheet of OccuLogix as at September 30, 2004 and the unaudited balance sheet of OccuLogix, L.P. (the “L.P.”) as at September 30, 2004, together with the adjustments and assumptions outlined below. The pro forma unaudited consolidated statements of operations have been prepared using the results of operations of OccuLogix for the nine months ended September 30, 2004 and the unaudited results of operations of the L.P. for the nine months ended September 30, 2004, the audited consolidated statements of operations of OccuLogix for the year ended December 31, 2003, the audited statements of operations of the L.P. for the year ended December 31, 2003 and the adjustments and assumptions outlined below.

2.   Pro Forma Consolidated Balance Sheet of OccuLogix

      Pro forma adjustments relating to the pro forma consolidated balance sheet of OccuLogix as at September 30, 2004 include the following:

a)	The acquisition by OccuLogix of TLC Vision’s 50% interest in the L.P. in exchange for the issuance to TLC Vision of 19,070,233 shares of its common stock. The pro forma intangible asset of $25,750,000 from OccuLogix’s proposed acquisition of TLC Vision’s 50% interest in the L.P. is based on valuations provided by a third party valuator and other studies by management. The purchase price consists of 19,070,233 shares of common stock of OccuLogix, valued at $171,632,097 based on a share price of $9.00 which represents the mid point of the range of expected prices for the initial public offering plus estimated acquisition costs of $250,000 for total acquisition cost of $171,882,097. The purchase price has been allocated as follows:

Net tangible assets	$(4,216)
Intangible assets	25,750,000

25,745,784
Goodwill	146,136,313

$171,882,092

            Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Asset”, goodwill will not be amortized and will be tested for impairment at least annually or more frequently if impairment indicators arise.

OCCULOGIX, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Unaudited)

2.   Pro Forma Consolidated Balance Sheet of OccuLogix (continued)

            The estimated purchase price allocation was determined using assistance from an independent appraiser. The intangible asset is comprised of the exclusive distribution agreements OccuLogix has with Asahi Medical Co. Ltd., manufacturer of the Rheofilter and Plasmaflo filter, and Diamed Medizintechnik Gmbh and MeSys Gmbh, the designer and manufacturer, respectively, of the OctoNova pump. The distribution intangible asset is valued at $25,750,000 with an estimated useful life of 15 years and was valued using the cost approach methodology.

The cost approach is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the appraisal.

To arrive at an estimate of fair value using the cost approach, the replacement cost new is determined and reduced for depreciation of the asset. In this context, depreciation has three components:

(i)	physical deterioration,

(ii)	functional obsolescence, and

(iii)	economic obsolescence.

Physical deterioration is an impairment to the condition of the asset brought about by the “wear and tear,” disintegration, use in service, and/or the action of the elements. Functional obsolescence is the impairment in the efficiency of the asset brought about by such factors as over capacity, inadequacy, or change in technology that affect the asset. Economic obsolescence is the impairment in the desirability of the asset arising from external forces, legislative enactment, or changes in supply and demand relationships.

            The actual allocation of purchase price and the related useful life of the assets acquired and the resulting effect on income from operations may differ significantly from the pro forma amounts.

b)	OccuLogix will borrow the remainder of the aggregate $7,000,000 available for borrowing under the Convertible Debentures agreement. The total principal amount of $7,000,000 due under the Convertible Debenture will then be converted into shares of common stock at a conversion price of $0.98502 per share, or an aggregate amount of 7,106,454 shares of common stock;

c)	All shares of Series A convertible preferred stock will be converted into shares of common stock of OccuLogix at the conversion rate of 1.678323 shares of common stock for each share of Series A convertible preferred stock, or an aggregate amount of 3,603,350 shares of common stock;

d)	All shares of Series B convertible preferred stock will be converted into shares of common stock of OccuLogix at the conversion rate of 1.643683 shares of common stock for each share of Series B convertible preferred stock, or an aggregate amount of 1,019,255 shares of common stock;

e)	Although the pro forma financial consolidated balance sheet does not reflect the proceeds from the initial public offering, the balance of the amortized intrinsic value of certain stock options granted by OccuLogix to certain employees, officers and directors in December 2003 of $10,774,630 will be added to additional paid- in capital;

OCCULOGIX, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Unaudited)

2.   Pro Forma Consolidated Balance Sheet of OccuLogix (continued)

f)	OccuLogix has an exclusive distribution service agreement with Apheresis Technologies, Inc. (“ATI”) which was amended such that OccuLogix would have the sole discretion as to when to terminate the agreement. In consideration of this amendment, OccuLogix agreed to pay ATI $100,000 upon the successful completion of its initial public offering. Although the following pro forma financial statements do not reflect the proceeds from the initial public offering, this amount has been added to deficit; and

g)	In the preparation of the pro forma consolidated balance sheet of OccuLogix, the elimination of all intercompany balances between OccuLogix and the L.P. has been reflected.

3.	Pro Forma Consolidated Statements of Operations of OccuLogix

      Pro forma adjustments relating to the consolidated statements of operations of OccuLogix for the nine months ended September 30, 2004 and the year ended December 31, 2003 include the following:

a)	Elimination of revenue in the amount of $189,373 and $390,479 for the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively, relating to the sale of OctoNova pumps and treatment sets by OccuLogix to the L.P.;

b)	Elimination of cost of goods sold in the amount of $193,662 and $386,189 for the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively, relating to inventory still being held by the L.P. and cost of goods sold by the L.P. to third parties which is already included in the cost of goods sold by OccuLogix to the L.P.;

c)	Included in the amortization of intangibles expense in the pro forma statement of operations is an amortization expense of $1,287,500 for the nine months ended September 30, 2004 and $1,716,667 for the year ended December 31, 2003 of the intangible assets acquired on the acquisition of TLC Vision’s 50% interest in the L.P. The estimated amounts reflect minimum values estimated by management and vary as the final purchase allocation and related useful life of the assets acquired are subject to completion of the valuation. and;

d)	The Company has been recording stock-based compensation charges over the vesting period of the options. All of these options will become fully vested upon successful completion of this offering. The remaining $15,392,323 of stock-based charges as of December 31, 2003 will be recorded during the period in which this offering occurs and is therefore reflected in the pro forma statement of operations of OccuLogix for the year ended December 31, 2003. Although the pro forma consolidated statement of operations does not reflect the proceeds from the initial public offering, the pro forma consolidated statements of operations for the nine months ended September 30, 2004 and the year ended December 31, 2003 have been prepared as if the transactions described above had been completed as of January 1, 2003, accordingly the stock-based compensation charged for the nine months ended September 30, 2004 of $4,617,693 has been reversed.

e)	The Company has an exclusive distribution service agreement with ATI. The Company has the sole discretion to terminate this agreement for $100,000 upon the successful completion of its initial public offering. Although the following pro forma financial statements do not reflect the proceeds from the initial public offering, this amount has been expensed in the pro forma financial statements for the year ended December 31, 2003.

OCCULOGIX, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Unaudited)

4.	Reconciliation to Accounting Principles Generally Accepted in Canada

      These pro forma consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects to Canadian GAAP. This reconciliation between Canadian and U.S. GAAP should be read in conjunction with the pro forma consolidated financial statements at September 30, 2004 and for the nine months ended September 30, 2004 and for the year ended December 31, 2003 and related management’s discussion and analysis prepared in accordance with U.S. GAAP included in this prospectus.

      The following table presents the pro forma net loss for the period that would have been reported had OccuLogix’s pro forma consolidated financial statements been prepared on the basis of Canadian GAAP:

	Nine months ended	Year ended
	September 30,	December 31,
	2004	2003

Pro forma net loss for the period. U.S. GAAP	$4,543,830	$19,603,476
Stock based compensation fair value method [a]	67,219	—
Pro forma net loss for the period. Canadian GAAP	$4,611,049	$19,603,476

      The following tables present the differences between the pro forma as adjusted consolidated balance sheets of OccuLogix had OccuLogix’s pro forma financial information been prepared on the basis of Canadian GAAP:

	U.S. GAAP	Canadian GAAP

As at September 30, 2004
Assets
Cash	2,693,145	2,693,145
Due from related parties	—	—
Amount/ Account receivable	189,753	189,753
Inventory	955,700	955,700
Prepaid expenses	161,562	161,562
Fixed Assets	374,732	374,732
Patents and trademarks	81,403	81,403
Intangible assets	22,745,833	22,745,822
Goodwill	144,392,630	144,392,630

	173,094,758	173,094,758

Liabilities and Stockholders’/ Partners deficiency
Accounts payable	590,570	590,570
Accrued liabilities	1,522,229	1,522,229
Related party liabilities	83,049	83,049
Due to stockholders	1,109,469	1,109,469
Convertible notes due to Stockholders	—	—
Capital stock common stock/partners capital	36,158	36,158
Additional paid in capital/ Contributed surplus [a]	217,619,699	217,686,918
Deficit/ Partners’ deficit [a]	(47,866,416)	(47,933,635)

	173,094,758	173,094,758

OCCULOGIX, INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(expressed in U.S. dollars)

(Unaudited)

4.	Reconciliation to Accounting Principles Generally Accepted in Canada (continued)

     [a]   Accounting for stock options

      OccuLogix has an option plan whereby options are granted to employees, directors and consultants.

      For U.S. GAAP purposes, OccuLogix has adopted the disclosure requirements of SFAS No. 123 and as permitted under SFAS 123, applies APB 25 and related interpretations in accounting for its stock option plans. SFAS 123 requires disclosure of pro forma amounts to reflect the impact if OccuLogix had elected to adopt the optional recognition provisions of SFAS 123 for its stock option plans and employee stock purchase plans.

      For Canadian GAAP purposes, OccuLogix accounts for its stock options in accordance with the provisions of CICA Section 3870, Stock-Based Compensation and Other Stock-Based Payments, (“CICA 3870”). CICA 3870, issued in December 2001, established standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments. Under the provisions of CICA 3870, prior to January 1, 2004, companies could either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or could recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method was applied, pro forma disclosure of net income or loss and earnings or loss per share was required in the financial statements as if the fair value-based method had been applied. Effective January 1, 2004, CICA 3870 requires that all stock-based compensation be measured and expensed using a fair value-based methodology. Prior to January 1, 2004, OccuLogix recognized employee stock-based compensation under the intrinsic value-based method.

      For Canadian GAAP purposes, $67,219, which represents the difference between the intrinsic value method and the fair-value based method, has been adjusted for.

     [b]   Convertible debentures

      OccuLogix had convertible debentures which were convertible into shares of common stock of the Company. Some of these debentures were also issued with warrants. Since these debentures have been presented as converted in these pro forma financial statements, no adjustment to Canadian GAAP is required.

8,400,000 Shares

OccuLogix, Inc.
Common Stock

PROSPECTUS

              , 2004

Citigroup

SG Cowen & Co.
ThinkEquity Partners LLC

PART II

Item 13.     Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of the securities being registered. All amounts are estimates except the SEC registration fee and NASD filing fee.

SEC registration fee	$12,670
NASD filing fee	$10,500
NASDAQ National Market listing fee	$15,000
Printing and engraving expenses	$500,000
Legal fees and expenses	$1,050,000
Accounting fees and expenses	$300,000
Transfer agent and registrar’s fee	$50,000
Miscellaneous	$161,830

Total	$2,100,000

Item 14.     Indemnification of Directors and Officers

      The General Corporation Law of the State of Delaware (“DGCL”) authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of the duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends and stock repurchases); or for transactions from which the director derived improper personal benefit.

      Our amended and restated certificate of incorporation will also provide that the registrant must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of the final disposition of any proceeding, provided that, if the DGCL requires, such advance payment will be made only if we receive an undertaking to repay all amounts so advanced if it should ultimately be determined that such director or officer is not entitled to be so indemnified.

      The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

Item 15.     Recent Sales of Unregistered Securities

      Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us, within the past three years. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act or rule of the Securities Exchange Commission, under which exemption from registration was claimed.

      Stock based awards that were granted to non-employees were valued at the estimated fair market value of the stock for the applicable period and based on negotiated agreements with each non-employee. In some instances where we owed a non-employee a fixed dollar amount based on previously negotiated agreements and services had been rendered, a further negotiation resulted in which the non-employee received the stock based award at a price significantly below fair market value in exchange for forgiveness of the dollar amount that we owed. In these cases, the stock based award was recorded at the value of the dollar amount forgiven by the non-employee.

(a)	Issuance of Capital Stock

      On July 17, 2002, we issued an aggregate of 2,333 shares of common stock to Magnum Group at a price per share of $0.30 in consideration of consulting services provided.

      On July 19, 2002, we issued an aggregate of 783,364 shares of Series A convertible preferred stock to Akers, Brown, Eaton, Feldman, Flaherty, Jacobson, Jones, Kahn, Katz, Levin, Martin, Mikolon, Mincey, Retzlaff, Sanders, Santaromita, Sher and Wise at a price per share of $7.83 in consideration of conversion of debt.

      On July 19, 2002 we issued an aggregate of 305,808 shares of Series A convertible preferred stock to Bermuda Bay Ltd., Capital Paradigms, Inc., David Israel, Richard Davis, Jr., Diamed Medizintechnik GmbH, Dominion Financial Group Management, Inc. Burt Dubow, Dave Fancher, First Oneida (1995) L.P., Jerre Freeman, M.D., Wayne Fritzsche, James Gills, M.D., JTB VisionQuest, Northlea Partners, R.D. Irrevocable Trust, A.H. Rodriquez, Safe Harbor Fund I, L.P., Safe Harbor Managed Account 101-A, Ltd., Sanders Children’s Trust, Paul Scharfer, Lacy Shaw and TLC Vision Corporation, at a price per share of $5.50 in consideration of the conversion of debt.

      On July 19, 2002, we issued an aggregate of 97,243 shares of Series A convertible preferred stock to existing Series A convertible preferred stockholders pursuant to the anti-dilution provisions included in the terms of debentures converted into Series A preferred stock.

      On July 25, 2002 we issued an aggregate of 524,070 shares of Series B convertible preferred stock to TLC Vision Corporation at a purchase price per share of $5.78 in consideration for cash and the conversion of debt.

      On July 25, 2002 we issued an aggregate of 96,042 shares of Series B convertible preferred stock to Bridge Note holders at a purchase price per share of $5.20 in consideration for the conversion of debt.

      On July 25, 2002, we issued an aggregate of 288,950 shares of voting common stock upon conversion of non-voting common shares due to our reincorporation in Delaware through a parent subsidiary merger of companies.

      On April 17, 2003 we issued an aggregate of 17,375 shares of common stock to Bruce Riddell and Bob Schulz at a purchase price per share of $1.30 in consideration for consulting services provided.

      On November 30, 2003 we issued an aggregate of 507,604 shares of common stock to Asahi Medical Co. Ltd. at a purchase price per share of $0.98502 in consideration for conversion of debt.

      On December 31, 2003 we issued an aggregate of 613,292 shares of common stock to Diamed Medizintechnik GmbH, Rapheal Drehsen, Dan Drone, Richard Hairston, Howard Howell, Dan Johnson Revocable Trust, Harvey Kahn, Mikolon, Santaromita, David Shapiro, Patrick Sheppard, Hans Stock, Elizabeth Strapp, Alan Szucs, TLC Vision Corporation and S.M. Weinstock at a purchase price per share of $0.98502 in consideration for cash.

      On January 27, 2004 we issued an aggregate of 25,000 shares of common stock to John Abeles at a purchase price per share of $0.80 in consideration for cash.

      On March 22, 2004 we issued an aggregate of 24,750 shares of common stock to Shirley McGarvey at a purchase price per share of $0.13 in consideration for cash.

      On July 17, 2004 we issued an aggregate of 77,370 shares of common stock to Carolina Eye Associates, Gale Martin and the children of Rick Davis at a purchase price per share of $1.20, $1.20 and $4.00, respectively, in consideration for cash.

      On July 17, 2004 we issued an aggregate of 40,871 shares of Series A convertible preferred stock to Eaton, Feldman, Jacobsen, Jones, Kahn, Katz, Levin, Mikolon, Mincey, Santaromita and Sher at a purchase price per share of $7.83 in consideration for cash.

      On July 17, 2004 we issued an aggregate of 173,224 shares of Series A convertible preferred stock to Capital Paradigms, Inc., David Israel, Richard Davis, Jr., Diamed Medizintechnik GmbH, Dominion Financial Group Management, Inc., Burt Dubow, Jerre Freeman, M.D., James Gills, M.D., JTB VisionQuest, Northlea Partners, A.H. Rodriquez, Safe Harbor Fund I, L.P., Safe Harbor Managed Account 101-A, Ltd., and Paul Scharfer at a purchase price per share of $5.55 in consideration for cash.

      On July 17, 2004 we issued an aggregate of 165,189 shares of Series A convertible preferred stock to Akers, Martin, Retzlaff, Sanders, Sanders Children’s Trust and Wise in exchange for the cashless exercise of warrants.

      On July 28, 2004 we issued an aggregate of 152,500 shares of common stock to Deupree, Gills, JTB VisionQuest, Krusen and Rodriguez at a purchase price per share of $0.04 in consideration for cash.

      On July 28, 2004 we issued an aggregate of 12,500 shares of common stock to Gray Cary at a purchase price per share of $0.13 in consideration for cash.

      On July 28, 2004 we issued an aggregate of 32,250 shares of common stock to Dubow, Minero and Rodriquez at a purchase price per share of $2.00 in consideration for cash.

      On July 28, 2004 we issued an aggregate of 3,000 shares of common stock to Dubow, at a purchase price per share of $4.00 in consideration for cash.

      The foregoing sales of securities were made in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to the sales by an issuer not involving any public offering, to the extent an exemption from registration was required.

(b)	Options and Warrants

      As of September 30, 2004, we have issued to employees, directors and consultants 1,943,399 shares of common stock upon the exercise of stock options at a weighted average exercise price of $1.46 per share, of which, options to purchase 1,599,316 shares of common stock were outstanding under our stock option plans. All of these grants were made to our employees, officers, directors or consultants under written compensatory benefit plans within the limits on the amount of securities that can be issued under Rule 701. Accordingly, these grants and sales were made in reliance on Rule 701 of the Securities Act.

Item 16.     Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description of Exhibit

1.1		Form of Underwriting Agreement
2.1		Form of Plan of Reorganization
3.1*	*	Amended and Restated Certificate of Incorporation of OccuLogix, Inc., as currently in effect
3.2*	*	Amended and Restated By-laws of OccuLogix, Inc., as currently in effect
3.3		Form of Amended and Restated Certificate of Incorporation of OccuLogix, Inc. to be effective upon completion of this offering
3.4		Form of Amended and Restated By-Laws of OccuLogix to be effective upon the completion of this offering
4.1		Second Amended and Restated Investors Rights Agreement
5.1		Opinion of Torys LLP
10.1*	*	Assignment and Distribution Agreement dated March 22, 2000 by and among RheoLogix, LLC, Apheresis Technologies, Inc. and CytoLogix Corporation
10.2*	*	Memorandum dated December 31, 2001 by and between Asahi Medical Co., Ltd., OccuLogix Corporation and Apheresis Technologies, Inc. re: terminating various agreements and agreeing to enter into new separate distributor agreements

Exhibit
Number		Description of Exhibit

10.3*	*	Distributorship Agreement dated December 31, 2001 between Asahi Medical Co., Ltd. and OccuLogix Corporation
2003 Memorandum dated October 30, 2003, between Asahi Medical Co. Ltd. and Vascular Sciences Corporation
2004 Memorandum dated July 28, 2004, by and between Asahi Medical Co., Ltd. and Vascular Sciences Corporation
10.4*	*	Distributorship Agreement dated January 1, 2002 between MeSys GmbH and OccuLogix Corporation
Addendum to Distribution Agreement from January 1, 2002 between MeSys GmbH and OccuLogix Corporation, dated April 7, 2003
Second Addendum to Distribution Agreement from January 1, 2002, between MeSys GmbH and OccuLogix Corporation, dated September 22, 2003
Third Addendum to Distribution Agreement between MeSys GmbH and OccuLogix Corporation, dated August 9, 2004
10.5*	*	Asset Purchase Agreement dated January 1, 2002 between Apheresis Technologies, Inc. and OccuLogix
10.6*	*	Amended and Restated Marketing and Distribution Agreement dated October 25, 2004 between Diamed Medizintechnik GmbH and OccuLogix, Inc.
10.7*	*	2002 OccuLogix/ Stock Agreement dated February 21, 2002 between Hans K. Stock and OccuLogix Corporation re: royalty payments
10.8*	*	Amended and Restated Patent License and Royalty Agreement dated October 25, 2004 between OccuLogix Corporation and Prof. Dr. Richard Brunner
10.9*	*	Distribution Services Agreement dated May 1, 2002 between Apheresis Technologies, Inc. and OccuLogix Corporation
Amendment dated July 30, 2004 between Apheresis Technologies, Inc. and OccuLogix Corporation
10.10	**	Consulting Agreement dated June 25, 2002 between OccuLogix Corporation and Hans K. Stock
10.11	**	2002 Stock Option Plan
10.12	**	Amended and Restated Patent License and Royalty Agreement between OccuLogix, Inc. and Mr. Hans Stock dated October 25, 2004.
10.13	**	Employment Agreement between OccuLogix, Inc. and Elias Vamvakas dated September 1, 2004.
10.14	**	Employment Agreement between OccuLogix, Inc. and Thomas P. Reeves dated August 1, 2004.
10.15	**	Employment Agreement between OccuLogix, Inc. and William G. Dumencu dated August 1, 2003.
10.16	**	Employment Agreement between OccuLogix, Inc. and Dr. Irving Siegel dated August 1, 2003.
10.17	**	Employment Agreement between OccuLogix, Inc. and Stephen Kilmer dated July 30, 2004.
10.18	**	Employment Agreement between OccuLogix, Inc. and Julie Fotheringham dated September 1, 2004.
10.19	**	Employment Agreement between OccuLogix, Inc. and Joseph Zawaideh dated September 7, 2004.
10.20	**	Product Purchase Agreement between OccuLogix, L.P. and Rheo Therapeutics Inc. dated September 29, 2004.
10.21	**	Service Agreement between OccuLogix and Promedica International dated August 13, 2003.
10.22		Amended and Restated Stock Option Plan
10.23		Employment Agreement between OccuLogix, Inc. and Dr. David Eldridge dated November 9, 2004
21.1*	*	Subsidiaries of Registrant
23.1		Consent of Ernst & Young LLP
23.2		Consent of Torys LLP (included in Exhibit 5.1)
24**		Power of Attorney (included on the signature page to the Form S-1)

**	Previously filed.

Item 17.     Undertakings

1.	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3.	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this amendment to the registration statement to be signed on their behalf by the undersigned, thereunto duly authorized in the City of Mississauga, Province of Ontario, on November 15, 2004.

OCCULOGIX, INC.

By:	/s/ Elias Vamvakas

Name: Elias Vamvakas
Title: Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 15th day of November, 2004.

Signature	Title

/s/ Elias Vamvakas Elias Vamvakas	Chief Executive Officer (Principal Executive Officer) and Director

/s/ William Dumencu William Dumencu	Chief Financial Officer (Principal Financial and Accounting Officer)

* Richard Lindstrom	Director

* Jay T. Holmes	Director

* Thomas Davidson	Director

* Georges Noël	Director

*By: /s/ Elias Vamvakas Elias Vamvakas, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1.1		Form of Underwriting Agreement
2.1		Form of Plan of Reorganization
3.1*	*	Amended and Restated Certificate of Incorporation of OccuLogix, Inc., as currently in effect
3.2*	*	Amended and Restated By-laws of OccuLogix, Inc., as currently in effect
3.3		Form of Amended and Restated Certificate of Incorporation of OccuLogix, Inc. to be effective upon completion of this offering
3.4		Form of Amended and Restated By-Laws of OccuLogix to be effective upon the completion of this offering
4.1		Second Amended and Restated Investors Rights Agreement
5.1		Opinion of Torys LLP
10.1*	*	Assignment and Distribution Agreement dated March 22, 2000 by and among RheoLogix, LLC, Apheresis Technologies, Inc. and CytoLogix Corporation
10.2*	*	Memorandum dated December 31, 2001 by and between Asahi Medical Co., Ltd., OccuLogix Corporation and Apheresis Technologies, Inc. re: terminating various agreements and agreeing to enter into new separate distributor agreements
10.3*	*	Distributorship Agreement dated December 31, 2001 between Asahi Medical Co., Ltd. and OccuLogix Corporation
2003 Memorandum dated October 30, 2003, between Asahi Medical Co. Ltd. and Vascular Sciences Corporation
2004 Memorandum dated July 28, 2004, by and between Asahi Medical Co., Ltd. and Vascular Sciences Corporation
10.4*	*	Distributorship Agreement dated January 1, 2002 between MeSys GmbH and OccuLogix Corporation
Addendum to Distribution Agreement from January 1, 2002 between MeSys GmbH and OccuLogix Corporation, dated April 7, 2003
Second Addendum to Distribution Agreement from January 1, 2002, between MeSys GmbH and OccuLogix Corporation, dated September 22, 2003
Third Addendum to Distribution Agreement between MeSys GmbH and OccuLogix Corporation, dated August 9, 2004
10.5*	*	Asset Purchase Agreement dated January 1, 2002 between Apheresis Technologies, Inc. and OccuLogix
10.6*	*	Amended and Restated Marketing and Distribution Agreement dated October 25, 2004 between Diamed Medizintechnik GmbH and OccuLogix, Inc.
10.7*	*	2002 OccuLogix/ Stock Agreement dated February 21, 2002 between Hans K. Stock and OccuLogix Corporation re: royalty payments
10.8*	*	Amended and Restated Patent License and Royalty Agreement dated October 25, 2004 between OccuLogix Corporation and Prof. Dr. Richard Brunner
10.9*	*	Distribution Services Agreement dated May 1, 2002 between Apheresis Technologies, Inc. and OccuLogix Corporation Amendment, dated July 30, 2004 between Apheresis Technologies, Inc. and OccuLogix Corporation
10.10	**	Consulting Agreement dated June 25, 2002 between OccuLogix Corporation and Hans K. Stock
10.11	**	2002 Stock Option Plan
10.12	**	Amended and Restated Patent License and Royalty Agreement between OccuLogix, Inc. and Mr. Hans Stock dated October 25, 2004.
10.13	**	Employment Agreement between OccuLogix, Inc. and Elias Vamvakas dated September 1, 2004.
10.14	**	Employment Agreement between OccuLogix, Inc. and Thomas P. Reeves dated August 1, 2004.

Exhibit
Number		Description of Exhibit

10.15	**	Employment Agreement between OccuLogix, Inc. and William G. Dumencu dated August 1, 2003.
10.16	**	Employment Agreement between OccuLogix, Inc. and Dr. Irving Siegel dated August 1, 2003.
10.17	**	Employment Agreement between OccuLogix, Inc. and Stephen Kilmer dated July 30, 2004.
10.18	**	Employment Agreement between OccuLogix, Inc. and Julie Fotheringham dated September 1, 2004.
10.19	**	Employment Agreement between OccuLogix, Inc. and Joseph Zawaideh dated September 7, 2004.
10.20	**	Product Purchase Agreement between OccuLogix, L.P. and Rheo Therapeutics Inc. dated September 29, 2004.
10.21	**	Service Agreement between OccuLogix and Promedica International dated August 13, 2003.
10.22		Amended and Restated Stock Option Plan
10.23		Employment Agreement between OccuLogix, Inc. and Dr. David Eldridge dated November 9, 2004
21.1*	*	Subsidiaries of Registrant
23.1		Consent of Ernst & Young LLP
23.2		Consent of Torys LLP (included in Exhibit 5.1)
24**		Power of Attorney (included on the signature page to the Form S-1)

**	Previously filed.